As filed with the Securities and Exchange Commission on April 29, 2009
Registration No. 333-150235
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DigitalGlobe, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4899	31-1420852
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification No.)	(I.R.S. Employer Identification No.)
1601 Dry Creek Drive, Suite 260
Longmont, Colorado 80503
(303) 684-4000
(Address, Including Zip Code, and Telephone, Including Area Code, of Registrant’s Principal Executive Offices)
J. Alison Alfers, Esq.
General Counsel
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, Colorado 80503
(303) 684-4000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard B. Aftanas, Esq. Stacy J. Kanter, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
		Offering Price	Aggregate	Amount of
	Amount to be registered(1)	Per Share(2)	Offering Price(2)	Registration Fee(3)
Common stock, par value $0.001 per share	16,905,000 shares	$18.00	$304,290,000	$12,855

(1)	Includes shares of common stock that the underwriters have the option to purchase to cover over allotments, if any.

(2)	Calculated in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(3)	Of such amount, $9,825 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement covers the registration of shares of common stock of DigitalGlobe, Inc., or DigitalGlobe, to be offered for cash in an underwritten initial public offering. This Registration Statement also covers the registration of agency transactions by Morgan Stanley & Co. Incorporated in such shares of common stock after the completion of the initial public offering. The complete prospectus relating to the initial public offering, or the IPO prospectus, follows immediately after this Explanatory Note. Following the IPO prospectus are pages relating solely to such agency transactions, or the agency prospectus, including an alternate front cover page, an alternate “Risk Factors — Risks Related to This Offering and Ownership of Our Common Stock — You will incur immediate and substantial dilution as a result of this offering,” an alternate “Use of Proceeds” section and an alternate “Plan of Distribution” section to replace the “Underwriters” section. All other sections of the IPO prospectus will be included in the agency prospectus.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued April 29, 2009

14,700,000 Shares

COMMON STOCK

DigitalGlobe, Inc. is offering 1,366,256 shares of its common stock and the selling stockholders are offering 13,333,744 shares. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $16.00 and $18.00 per share.

We have applied to list the common stock on the New York Stock Exchange under the symbol “DGI.”

Investing in the common stock involves risks. See “Risk Factors” beginning on page 9.

PRICE $      A SHARE

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Company	Stockholders

Per share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase an additional 2,205,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on          , 2009.

MORGAN STANLEY	J.P. MORGAN

CITI	MERRILL LYNCH & CO.	JEFFERIES & COMPANY

          , 2009

You should rely only on the information contained in this prospectus and any free-writing prospectus that we authorize to be distributed to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with information different from or in addition to that contained in this prospectus or any related free-writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are offering to sell and are seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any free writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

Through and including          , 2009 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our financial statements and the related notes and management’s discussion and analysis thereof included elsewhere in this prospectus, before making an investment decision to purchase our common stock. In this prospectus, “DigitalGlobe,” “the company,” “we,” “us” and “our” refer to DigitalGlobe, Inc. and its consolidated subsidiaries.

DIGITALGLOBE, INC.

Our Business

We are a leading global provider of commercial high resolution earth imagery products and services. Our products and services support a wide variety of uses, such as defense and intelligence initiatives, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Our principal customers include U.S. and foreign defense and intelligence agencies and a wide variety of commercial customers, such as internet portals, companies in the energy, telecommunications, utility, and agricultural industries, and U.S. and foreign civil agencies. The imagery that forms the foundation of our products and services is collected daily via our two high resolution imagery satellites and managed in our industry-leading content archive, which we refer to as our ImageLibrary. We offer a range of on- and off-line distribution options designed to enable customers to easily access and integrate our imagery into their business operations and applications.

Our products and services provide customers and end users with up-to-date and historical earth imagery, enabling them to more efficiently map, monitor, analyze and navigate the physical world. We believe that there are opportunities for growth in the sales of our products and services driven by increased U.S. and foreign government and commercial reliance on up-to-date high resolution imagery, and expanding awareness of earth imagery applications. Our products and services are incorporated into a growing number of location-based applications, including Google Maps and Microsoft Virtual Earth, and mobile devices from vendors such as Garmin and Nokia, which we believe has increased familiarity with our products and services.

We own and operate two imagery satellites that we believe offer among the highest collection rates and resolution, and among the most sophisticated technical capabilities in the commercial market today. Our satellites collect both black and white, and multi-spectral imagery, which shows visible color and non-visible light, such as infrared. Together, our satellites are capable of collecting nearly one million square kilometers of imagery per day, an area greater than the combined land mass of France and Germany. Imagery is added daily to our ImageLibrary, which currently houses more than 660 million square kilometers of high resolution earth imagery, an area greater than four times the earth’s land mass. We believe that our ImageLibrary is the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available. The planned launch of WorldView-2, our third satellite, in September or early October 2009 is expected to nearly double our collection capabilities to nearly two million square kilometers per day, enable intra-day revisits to a specific geographic area, and enhance our ability to collect up-to-date imagery in those areas of greatest interest to our customers.

For the years ended December 31, 2006, 2007 and 2008, we generated revenue of $106.8 million, $151.7 million and $275.2 million, respectively, and income before income tax of $9.9 million, $37.9 million and $91.9 million, respectively. As of December 31, 2008, we had total assets of $980.2 million, an accumulated deficit of $63.4 million and total stockholders’ equity of $402.3 million.

Market Opportunity

According to BCC Research, the remote sensing market was $7.3 billion in 2007 and is expected to grow to $9.9 billion by 2012. We compete today in a segment of this market that includes the sale of earth imagery at a resolution of three meters or better and related products and services, which BCC estimates was $1.9 billion in 2007 and is expected to grow to $3.2 billion by 2012. The major growth drivers of our segment are:

•	Increasing Reliance on Commercial Products and Services by the U.S. and Foreign Governments. The U.S. and, we believe, foreign governments are increasingly relying on commercial remote sensing space capabilities to provide unclassified earth imagery for defense, intelligence, foreign policy, homeland security and civil needs.

•	Expanding Use of Location-Based Information by Commercial Enterprises and Civil Agencies. Commercial enterprises are using imagery and other location-based information to help plan and manage business infrastructures and supply chains to capture efficiencies across functions. Business software providers, such as Autodesk, Oracle, SAP and SAS, are enhancing their products and services by incorporating imagery products and services. U.S. and foreign civil agencies are using satellite imagery for many purposes, including establishing effective police and fire emergency routes, and classifying land use for growth planning and tax assessments.

•	Growing Use of Imagery to Monitor Economic Development. Developing countries in Asia, Eastern Europe, and Latin and South America are experiencing significant changes as a result of their economic growth and development. These countries are increasingly relying on earth imagery for many purposes, such as building and maintaining current maps that catalogue this development and change.

•	Increasing Use of Imagery in Consumer Applications. The introduction of earth imagery overlays to digital maps by major internet portals, such as Google and Microsoft, has increased consumer awareness of, and demand for, location-based applications that utilize earth imagery. Large-scale mapping capabilities are being combined with up-to-date images and information to create new and more powerful consumer applications and products for use in real-estate applications, GPS-based mobile devices and next generation video games.

The growing demand for imagery products and services from an increasingly diverse customer base places new demands on providers of high resolution earth imagery. We believe that users are increasingly requiring imagery that is up-to-date, comprehensive, readily available and easy to integrate into their workflows. As a result, customers are turning to commercial providers that have large-scale imaging capabilities and can deliver this content to them efficiently and effectively.

Competitive Strengths

A number of significant competitive strengths differentiate us from our competitors. These include:

•	Leading Imagery Collection Capabilities. We currently operate two imagery satellites capable of capturing images at a resolution of 61 centimeters or better. With the launch of our WorldView-2 satellite, we expect to nearly double our collection capabilities to nearly two million square kilometers per day and achieve intra-day revisit capability. WorldView-2 will also make us the only commercial earth imagery provider with 8-band multi-spectral capability, which has a more robust color palette and enables enhanced analysis of non-visible characteristics of the earth’s surface and underwater.

•	Large and Rapidly Expanding ImageLibrary. We believe that our ImageLibrary is the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available. Our ImageLibrary contains more than 660 million square kilometers of high resolution earth imagery and is currently growing at an average rate of 745,000 square kilometers per day. Our comprehensive ImageLibrary enables our customers to use up-to-date images for real-time planning purposes and to perform comparison analyses with our historical images. We continue to create innovative solutions to monetize this valuable content.

•	Strong, Strategic Customer Relationships. Our largest customer, the U.S. government, has been highly supportive of the development of the commercial earth imagery industry and has purchased imagery from us since 2002. The strength of our relationship with the U.S. government has facilitated the growth of our international defense and intelligence and commercial businesses, and positions us well for future opportunities with these customers. Our relationships with providers of location-based information, such as

Google, Microsoft, Nokia, NAVTEQ and Garmin, provide increased awareness of our products and services, represent a variety of types of commercial uses for our products and services and, we believe, are significant to the growth of our commercial business.

•	Significant Barriers to Entry. We have made significant capital investments in our satellites, ground infrastructure and imagery archive. The development and launch of a high resolution satellite typically takes four years or longer. Our industry is highly regulated due to the sensitive nature of satellite technology and new entrants would need considerable technical expertise and face substantial up-front capital outlays and long lead times due to the time required to secure necessary licenses. Finally, new entrants into the market would be unable to replicate the historical context provided by our extensive ImageLibrary without significant expense.

•	Experienced Management Team. Our management team combines deep knowledge, experience and technical expertise within the satellite imagery industry with a track record of innovation and growth in the commercial sector. Our team has demonstrated significant capabilities in launching and operating satellites, as well as managing the large volume of imagery information we collect.

Our Strategy

Our objective is to enhance our leading position in developing and delivering commercial high resolution earth imagery products and services. To achieve this goal, we adhere to a strategy that is grounded in our core strengths and focused on offering the most comprehensive, most up-to-date and most accessible content in the industry. Key aspects of our strategy include:

•	Drive Adoption of Imagery Products and Services in Mass Market Applications. We will continue to work closely with our customers to develop new applications that facilitate ease of use of our imagery. For example, we are collaborating with personal navigation and wireless communication device manufacturers and internet portals to develop consumer products and applications that utilize high resolution earth imagery to enhance the navigational and mapping features in their products and services.

•	Monetize Content From Our Growing ImageLibrary. We strategically operate our satellites to expand our ImageLibrary by capturing imagery of areas of greatest interest to our customers. We will seek to monetize this content by offering our products and services to an increasing variety of customers. Additionally, we are committed to investing in software tools that will enable our customers to derive greater value from our products and services.

•	Leverage Our Existing Customer Base. Our relationship with the National Geospatial-Intelligence Agency, or NGA, provides a substantial foundation upon which to expand our relationships with defense and intelligence agencies, and enables us to enhance our commercial offerings. Earth imagery collected and licensed to our existing customers is maintained in our ImageLibrary and provides a content archive that can be incorporated into products and services for both new and existing customers.

•	Offer Flexible Distribution to Enhance Accessibility. We intend to continue to develop our processing and delivery capabilities to provide our customers with user-friendly access to our imagery content. In addition, under our Direct Access Program, or DAP, certain customers, with prior approval from the U.S. government, will be able to task our WorldView-1 and WorldView-2 satellites from their own secure access facilities and receive data directly into their facilities for processing and use.

•	Extend Our Industry Leading Earth Imaging Capabilities. Upon the successful launch and deployment of WorldView-2 in September or early October 2009, we will expand our capabilities and product offerings by increased collection rates, intra-day site revisits and enhanced multi-spectral imagery. We believe these innovations will extend our market leadership.

Risks Associated With Our Business

In executing our business strategy, we face significant risks and uncertainties, which are highlighted in the section entitled “Risk Factors,” and include, but are not limited to, the following:

•	Approximately 57.7% and 73.9% of our revenue in 2007 and 2008, respectively, was derived from NGA, most of which was from our service level agreement, or SLA, that can be terminated at any time. The loss or significant reduction of the SLA would materially reduce our revenue.

•	Global economic conditions may reduce demand for our products.

•	We face competition that may cause us to have to reduce our prices or to lose market share.

•	We are highly dependent upon our ImageLibrary and our failure or inability to protect and maintain the earth imagery content stored in our ImageLibrary could have a material adverse effect on our business, financial condition and results of operations.

•	The market may not accept our imagery products and services. You should not rely upon our historic growth rates as an indicator of future growth.

•	Failure to obtain or maintain regulatory approvals could result in service interruptions or could impede us from executing our business plan.

•	Any program delays encountered in connection with the construction, launch and operational commissioning of our WorldView-2 satellite will increase reliance on existing satellites, possibly allowing competitors to provide superior multi-spectral imagery services.

•	We may experience a launch failure or other satellite damage during the launch of our WorldView-2 satellite, which could significantly delay, and potentially permanently reduce, our expected revenue.

Relationship with Morgan Stanley & Co. Incorporated

An affiliate of Morgan Stanley & Co. Incorporated, which is one of the joint book-runners of this offering, will own 14,377,134 shares of our common stock, representing 32.0% of the outstanding shares of our common stock, after giving effect to this offering. In addition, upon completion of this offering, we will enter into an Investor Agreement with that affiliate pursuant to which it will have the right to designate for nomination five of the nine nominees for our board of directors, at least three of whom must be independent under the NYSE rules, proportionately adjusted for the actual size of our board of directors. For a description of the Investor Agreement, see “Description of Capital Stock — Investor Agreement.” See also “Risk Factors — Morgan Stanley & Co. Incorporated will be able to exert significant influence over us and our significant corporate decisions and may act in a manner that advances its best interest and not necessarily those of other stockholders.”

Additional Information

We were originally incorporated as EarthWatch, Incorporated on September 30, 1994 under the laws of the State of Colorado and reincorporated in the State of Delaware on August 21, 1995. Our principal executive offices are located at 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503. Our telephone number is (303) 684-4000. Our internet address is www.digitalglobe.com. Information on, or accessible through, our website is not part of this prospectus. DigitalGlobe, AirPhotoUSA, GlobeXplorer, CitySphere, ImageAtlas, ImageBuilder, ImageConnect and PhotoMapper are our trademarks. Other names used in this prospectus are for informational purposes only and may be trademarks of their respective owners.

THE OFFERING

Shares offered by us	1,366,256 common stock

Shares offered by the selling stockholders	13,333,744 common stock

Shares to be outstanding immediately after this offering	44,871,007 common stock

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds” and “Principal and Selling Stockholders.”

NYSE symbol	DGI

Risk factors	Please read the section entitled “Risk Factors” beginning on page 9 for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock that will be outstanding immediately after this offering is based on 43,464,751 shares outstanding as of April 15, 2009 and excludes:

•	3,176,510 shares of common stock issuable upon the exercise of options outstanding as of April 15, 2009 at a weighted average exercise price of approximately $19.34 per share;

•	30,000 shares of restricted stock at a grant date fair value of $22.10 per share; and

•	3,068,437 shares of common stock available for grant under our option plans.

Except where we state otherwise, the information we present in this prospectus reflects:

•	no exercise by the underwriters of their right to purchase up to an additional 2,205,000 shares of common stock;

•	a 1-for-5 reverse stock split effected on April 28, 2009; and

•	the adoption of our amended and restated certificate of incorporation and amended and restated bylaws upon the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated financial information set forth below for each of the years ended December 31, 2006, 2007 and 2008 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in this prospectus.

Consolidated Statements of Operations Data
(in millions, except share and per share data)

	Year Ended December 31,
	2006	2007(1)		2008

Revenue	$106.8	$151.7		$275.2
Cost and expenses:
Cost of revenue, excluding depreciation and amortization	16.5	22.1		28.5
Selling, general and administrative	37.4	49.0		76.1
Depreciation and amortization	46.0	46.8		75.7
Loss on disposal of assets	0.1	—		—

Income from operations	6.8	33.8		94.9
Interest income (expense), net	3.1	4.1		(3.0)

Income before income taxes	9.9	37.9		91.9
Income tax (expense) benefit	(0.7)	57.9	(2)	(38.1	)(3)

Net income	$9.2	$95.8		$53.8

Earnings per share:(4)
Basic	$0.24	$2.21		$1.24
Diluted	$0.24	$2.18		$1.22
Weighted average common shares outstanding:
Basic	38,433,419	43,269,243		43,513,506
Diluted	38,832,556	43,993,589		44,100,898

Consolidated Balance Sheet Data
(in millions)

	As of December 31, 2008
			Pro Forma
	Actual	Pro Forma(5)	As Adjusted(6)

Cash and cash equivalents	$60.8	$112.2	$128.8
Working capital	88.3	144.6	158.5
Total assets	980.2	1,037.5	1,051.4
Current portion of deferred revenue(7)	28.1	28.1	28.1
Long-term deferred revenue(7)	214.9	214.9	214.9
Total long-term debt	274.6	341.8	341.8
Total stockholders’ equity	402.3	395.9	409.8

Footnotes appear on following page

Other Data
(in millions)

	Year Ended December 31,
	2006	2007	2008

Adjusted EBITDA(8)	$55.1	$83.2	$174.8
Capital expenditures	82.9	238.1	142.0

(1)	The 2007 results include the operations for GlobeXplorer LLC, or GlobeXplorer, subsequent to the acquisition that occurred in January 2007.
(2)	During 2007, we released our deferred tax valuation allowance based on a determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.
(3)	In connection with the preparation of our 2007 federal income tax return, we determined that certain adjustments should have been made prior to the release of the valuation allowance that was recorded in the fourth quarter of 2007 of $59.1 million. We noted that the net operating loss carryforward recorded as a deferred tax asset as of December 31, 2007 and related income tax benefit for the year ended December 31, 2007 should have been reduced by $1.4 million. We determined the adjustment is not material as of or for the years ended December 31, 2007 and 2008. Accordingly, the error was corrected in the second quarter of 2008.
(4)	See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net income per share.

(5)	Pro forma to give effect to the issuance by us of $341.8 million accreted value of our senior secured notes and the use of proceeds therefrom, including the repayment in full of our senior subordinated notes and senior credit facility on April 28, 2009.

(6)	On a pro forma as adjusted basis to give effect to the sale of 1,366,256 shares of our common stock by us in this offering at an assumed initial offering price to the public of $17.00 per share, the midpoint of the range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the use of proceeds therefrom.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) cash and cash equivalents, working capital, total assets and total stockholders’ equity by $1.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

(7)	Deferred revenue primarily consists of deferred revenue derived from prepayments from NGA that are being recognized ratably over the current estimated customer relationship period of 10.5 years.

(8)	Adjusted EBITDA is defined as net income or loss adjusted for depreciation and amortization, net interest income or expense, income tax expense (benefit), loss on disposal of assets, restructuring, loss on early extinguishment of debt and non-cash stock compensation expense.

Adjusted EBITDA is not a recognized term under generally accepted accounting principles, or GAAP, in the United States and may not be defined similarly by other companies. Adjusted EBITDA should not be considered an alternative to net income, as an indication of financial performance, or as an alternative to cash flow from operations as a measure of liquidity. There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from ours.

Adjusted EBITDA is a key measure used in internal operating reports by management and the board of directors to evaluate the performance of our operations and is also used by analysts, investment banks and lenders for the same purpose. Adjusted EBITDA is a measure of our current period operating performance, excluding charges for capital, depreciation related to prior period capital expenditures and items which are generally non-core or non-recurring in nature.

We believe that the elimination of certain non-cash, non-operating or non-recurring items enables a more consistent measurement of period to period performance of our operations, as well as a comparison of our operating performance to companies in our industry. We believe this measure is particularly important in a capital intensive industry such as ours, in which our current period depreciation is not a good indication of our current or future period capital expenditures. The cost to construct and launch a satellite and build the related ground infrastructure may vary greatly from one satellite to another, depending on the satellite’s size, type and capabilities. For example, our QuickBird satellite, which we are currently depreciating, cost significantly less than our WorldView-1 or WorldView-2 satellites. Current depreciation expense is not indicative of the revenue generating potential of the satellite.

Adjusted EBITDA excludes interest income, interest expense, income taxes and loss on early extinguishment of debt because these items are associated with our capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the impact of prior capital expenditure decisions which are not indicative of future capital expenditure requirements. Adjusted EBITDA excludes other income (expense), net, because these items are not related to our primary operations.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance and we do not place undue reliance on this measure as our only measure of operating performance. Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

Reconciliation of net income to Adjusted EBITDA is presented below:

	Year Ended December 31,
	2006	2007	2008
	(in millions)

Net income	$9.2	$95.8	$53.8
Depreciation and amortization	46.0	46.8	75.7
Interest (income) expense, net	(3.1)	(4.1)	3.0
Income tax expense (benefit)	0.7	(57.9)	38.1
Loss on disposal of assets	0.1	—	—
Non-cash stock compensation expense	2.2	2.6	4.2

Adjusted EBITDA	$55.1	$83.2	$174.8

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, prospects, results of operations and cash flows. In such case, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition, results of operations and cash flow.

Risks Related To Our Business

The loss or reduction in scope of any one of our primary contracts will materially reduce our revenue. The majority of our revenue is derived from contracts with U.S. government agencies that can be terminated at any time.

Approximately 73.0% and 82.8% of our revenue for the years ended December 31, 2007 and 2008, respectively, was derived from our top five customers, including NGA, which accounted for approximately 57.7% and 73.9% of our revenue for the years ended December 31, 2007 and 2008, respectively. These contracts may be terminated in the future, or may not be renewed or extended, and the loss of any one of these customers would materially reduce our revenue.

Our contracts with U.S. government agencies are subject to risks of termination or reduction in scope due to changes in U.S. government policies, priorities or funding level commitments to various agencies. U.S. government agencies can terminate or suspend our contracts at any time with or without cause. Although our U.S. government contracts generally involve fixed annual minimum commitments, such commitments are subject to annual Congressional appropriations and, as a result, U.S. government agencies may not continue to fund these contracts at current or anticipated levels. In addition, although we anticipate that the U.S. government agencies will continue to purchase earth imagery from us after the scheduled expiration of our contract under the NextView program in July 2009, we cannot assure you that those purchases will continue at current levels or at all, or that there will not be gaps between the expiration of this agreement and entry into any new agreement. If U.S. government agencies terminate, significantly reduce in scope or suspend any of their contracts with us, or change their policies, priorities, or funding levels, these actions would have a material and adverse effect on our business, financial condition and results of operations.

The effects of the global economic crisis may adversely impact our business, operating results or financial condition.

The global economic crisis has caused disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy, and impacted consumer spending levels. These macroeconomic developments could adversely affect our business, operating results, or financial condition. Current or potential customers, including foreign governments, may delay or decrease spending on our products and services as their business and/or budgets are impacted by economic conditions. These conditions have also led to concerns about the stability of financial markets generally and the strength of counterparties. For example, if one or more of our insurance carriers fails, we may not receive the full amount of proceeds due to us in the event of loss or damage to one of our satellites. The inability of current and potential customers to pay us for our products and services may adversely affect our earnings and cash flows. In addition, if we attempt to obtain future insurance in addition to, or replacement of, our existing coverage, the credit market turmoil could negatively impact our ability to obtain such insurance.

We face competition that may cause us to have to reduce our prices or to lose market share.

Our products and services compete with satellite and aerial imagery and related products and services offered by a range of private and government providers. Our current or future competitors may have greater financial, personnel and other resources than we have. Our major existing competitors include GeoEye, SPOT Image, ImageSat International N.V. and the National Remote Sensing Agency, Department of Space (Government of India), plus numerous aggregators of imagery and imagery-related products and services, including Google and

Microsoft. In addition, we compete against aerial providers of high resolution imagery, whose offerings provide certain benefits over satellite-based imagery, including better resolution. The value of our imagery may also be diluted by earth imagery that is available free of charge.

The U.S. government and foreign governments also may develop, construct, launch and operate their own imagery satellites, which could reduce their need to rely on commercial suppliers. In addition, such governments could sell earth imagery from their satellites in the commercial market and thereby compete with our imagery products and services. These governments could also subsidize the development, launch and operation of imagery satellites by our current or future competitors.

GeoEye recently commissioned a multi-spectral satellite with a resolution of 41 centimeters into commercial operation, which has strengthened its competitive position in the industry. SPOT Image has announced plans to launch two high resolution satellites, one in 2010 and the other in 2011. Our competitors, including GeoEye and SPOT Image, or potential competitors with greater resources than ours could in the future offer satellite-based imagery or other products and services with more attractive features than our products and services. The emergence of new remote imaging technologies could negatively affect our marketing efforts. More importantly, if competitors develop and launch satellites or other imagery content sources with more advanced capabilities and technologies than ours, or offer services at lower prices than ours, our business and results of operations could be harmed. From time to time, we have experienced decreases in the average sales prices of some of our products and services. Due to competitive pricing pressures, new product introductions by us or our competitors, or other factors, the average selling price of our products and services may further decrease. If we are unable to offset decreases in our average selling prices by increasing our sales volumes or by adjusting our product mix, our revenue and gross margins will decline. In addition, to maintain our gross margins, we must continue to develop and introduce new products and services and enhancements with higher margins. If we cannot maintain our gross margins, our financial position may be harmed and our stock price may decline.

We are highly dependent upon our ImageLibrary and our failure or inability to protect and maintain the earth imagery content stored in our ImageLibrary could have a material adverse effect on our business, financial condition and results of operations.

Our operations depend upon our ability to maintain and protect our earth imagery content and our ImageLibrary against damage that may be caused by fire and other natural disasters, power failures, telecommunications failures, terrorist attacks, unauthorized intrusion, computer viruses, equipment malfunction or inadequacy, firewall breach or other events. The satellite imagery content we collect is downloaded directly to our Longmont, Colorado facility and then stored in our ImageLibrary for sale to customers. Our aerial imagery is collected and processed by our aerial suppliers and then delivered to us to be uploaded to our ImageLibrary. We back up our imagery and permanently store it with a third party data storage provider. Notwithstanding precautions we have taken to protect our ImageLibrary, there can be no assurance that a natural disaster or other event would not result in a prolonged interruption in our ability to provide access to or deliver imagery from our ImageLibrary to our clients. The temporary or permanent loss or disruption of access to our ImageLibrary could impair our ability to supply current and future customers with imagery content, have a negative impact on our revenue and cause harm to our reputation. Any impairment in our ability to supply our customers with imagery content could affect our ability to retain or attract customers, which would have a material adverse effect on our business, financial condition and results of operations.

Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide our products and services, which could damage our reputation and harm our operating results.

The availability of our products and services depends on the continuing operation of our infrastructure, information technology and communications systems. Any downtime, damage to or failure of our systems could result in interruptions in our service, which could reduce our revenue and profits. Our systems are vulnerable to damage or interruption from floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Our data centers have the ability to be powered by backup generators. However, if our primary source of power and the backup generators fail, our daily operations and operating results would be materially and adversely affected.

In addition, our ground station centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of any of the foregoing could result in lengthy interruptions in our services and/or damage our reputation, which could have a material adverse effect on our financial condition and results of operations.

The market may not accept our imagery products and services. You should not rely upon our historic growth rates as an indicator of future growth.

Our success depends on existing markets accepting our imagery products and services and our ability to develop new markets. Our business plan is based on the assumption that we will generate significant future revenue from sales of imagery products and services produced from our QuickBird, WorldView-1 and WorldView-2 satellites and other content sources. The commercial sale of high resolution earth imagery is a relatively new industry. Consequently, it is difficult to predict the ultimate size of the market and the acceptance, by the market, of our products and services. Our business strategy and projections rely on a number of assumptions, some or all of which may be incorrect. Actual markets could vary materially from the potential markets that we have identified.

We cannot accurately predict whether our products and services will achieve significant market acceptance or whether there will be a market for our products and services on terms we find acceptable. Market acceptance of our commercial high resolution earth imagery products and services depends on a number of factors, including the quality, scope, timeliness, sophistication and price and services and the availability of substitute products and services. Lack of significant market acceptance of our offerings, or other products and services that utilize our products and services, delays in acceptance, failure of certain markets to develop or our need to make significant investments to achieve acceptance by the market would negatively affect our business, financial condition and results of operations.

We may not continue to grow in line with historical rates, or at all. If we are unable to achieve sustained growth, we may be unable to execute our business strategy, expand our business or fund other liquidity needs and our prospects, financial condition and results of operations could be materially and adversely affected.

Failure to obtain or maintain regulatory approvals could result in service interruptions or could impede us from executing our business plan.

DoC Approvals.  Our business requires licenses from the U.S. Department of Commerce, or the DoC, through the National Oceanic and Atmospheric Administration, or NOAA. Under our DoC licenses, the U.S. government reserves the right to interrupt service or limit our ability to distribute satellite images when foreign policy or U.S. national security interests are affected. In addition, the DoC has the right to review and approve the terms of certain of our agreements with international customers, including our DAP customers. We currently have the necessary approvals for our existing international customers. However, such reviews in the future could delay or prohibit us from executing new international agreements. The inability to get approvals for DAP customers could materially affect our ability to establish and grow our DAP business. In addition, should we not get approvals in a timely manner our products and services may not be competitive.

DoS Approvals.  The ground station equipment and related technology that is purchased by certain of our DAP customers is controlled under the International Traffic in Arms Regulations, or ITAR. We, or our suppliers, must obtain export licenses from the U.S. Department of State, or the DoS, in order to export ground station equipment and related technology to our DAP customers. Export licenses can take up to six months or longer to be processed and the DoS is not obligated to approve any license application. Our inability or the inability of our suppliers to get required export approvals for equipment and technology supporting DAP could materially affect our ability to establish and grow our DAP business.

FCC Approvals.  Our operation of satellites and ground station centers also requires licenses from the U.S. Federal Communications Commission, or the FCC. The FCC regulates the construction, launch and operation of our satellites, the use of satellite frequency spectrum and the licensing of our ground station centers located within the United States. We are also subject to the FCC’s rules and regulations and the terms of our licenses, which require us to comply with various operating conditions and requirements. The current licenses of our satellites expire in 2012 and those of our ground station centers expire in 2010, 2019 and 2021. While the FCC generally renews licenses routinely, there can be no assurance that our licenses will be renewed at their expiration dates on favorable terms or without adverse conditions. Failure to renew these licenses could have a material and adverse affect on our ability to generate revenue and conduct our business as currently expected.

International Registration and Approvals.  The use of satellite frequency spectrum internationally is subject to the rules and requirements of the International Telecommunication Union, or the ITU. Additionally, satellite operators must abide by the specific laws of the countries in which downlink services are provided from the satellite to ground station centers within such countries. The FCC has coordinated the operations for each of our QuickBird and WorldView-1 satellites pursuant to the ITU requirements, and we expect the FCC to do so for our WorldView-2 satellite.

Coordination of our satellites with other satellite systems is required by the ITU to help prevent harmful frequency interference from or into existing or planned satellite operations. We do not expect significant issues relating to the coordination of our satellites due to the nature of satellite imaging operations. However, if the FCC fails to conclude the necessary coordination for WorldView-2, it could have a material and adverse effect on our business, financial condition and results of operations.

Our foreign DAP customers are responsible for securing necessary licenses and operational authority to use the required spectrum in each country into which we will downlink high resolution commercial earth imagery. If such customers are not successful in obtaining the necessary approvals, we will not be able to distribute real-time imagery to those customers. Our inability to offer real-time access service in a significant number of foreign countries could negatively affect our business. In addition, regulatory provisions in countries where we wish to operate may impose unduly burdensome restrictions on our operations. Our business may also be adversely affected if the national authorities where we plan to operate adopt treaties, regulations or legislation unfavorable to foreign companies.

Changes in U.S. or foreign laws and regulations could have a material adverse effect on our operations and financial condition.

Our industry is highly regulated due to the sensitive nature of satellite technology. We cannot assure you that the laws and regulations governing our business and operations, including the distribution of satellite imagery, will not change in the future. Our business and operating results may be materially and adversely affected if we are required to alter our business operations to comply with such changes or if our ability to sell our products and services on a global basis is reduced or restricted due to increased U.S. or foreign government regulation.

Any program delays encountered in connection with the final testing, launch and operational commissioning of our WorldView-2 satellite may affect our ability to provide the anticipated volume of imagery products and services and increase our reliance on our existing satellites, which could have a materially adverse affect on our business, financial condition and results of operations.

The manufacturing, testing and launch of satellites involves complex processes and technology and we rely on third party contractors for the manufacturing, testing and launch of our satellites. The final testing of our WorldView-2 satellite and related ground systems requires a large amount of advanced technical and engineering work to be done in a relatively short period of time. Launch dates, once scheduled, are subject to change. After launch, the satellite must be calibrated and tested to confirm operational capability, a commissioning process that typically takes several months. The satellite may not pass the operational commissioning tests or may not otherwise operate as required. For example, satellites may experience technical difficulties communicating with the ground station center or collecting imagery in the same quality or volume that was intended. The failure to launch WorldView-2 on time or to achieve operational commissioning on time or at all could affect our ability to provide the anticipated volume of imagery products and services to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

We expect to launch our WorldView-2 satellite in September or early October 2009. We entered into an agreement with our launch provider, Boeing Launch Services, to launch WorldView-2 in September 2009. Boeing Launch Services subsequently informed us that a launch date in September 2009 is unavailable at this time due to a request from the U.S. government, which has priority access to the launch site. As a result, Boeing Launch Services assigned us an early October 2009 launch date, which may be accelerated if an earlier launch date becomes available. Our assigned launch date may be delayed further based on access requested by the U.S. government, weather conditions and other events outside of our control, and any unanticipated delays in completing the final testing of WorldView-2. The failure to launch or commission WorldView-2 as scheduled will increase the period of time during which we will have to rely solely on our QuickBird and WorldView-1 satellites, which approach the end of their expected operational life in 2010 and 2018, respectively. If QuickBird or WorldView-1 suffers any satellite failure or anomaly or other damage prior to the launch of WorldView-2, our revenue, customer relationships, business, prospects, financial condition and results of operations could be materially and adversely affected. Furthermore, if WorldView-2 is not successfully launched or commissioned as scheduled, certain of our competitors may be able to offer superior multi-spectral imagery during the period of any delay. If QuickBird goes out of service before WorldView-2 is launched and commissioned, we will not be able to offer multi-spectral imagery capabilities, which could cause us to lose customers or business opportunities to our competitors.

We may experience a launch failure or other satellite damage during the launch of our WorldView-2 satellite, which could lead to significant delays in expected revenue.

We may experience a launch failure with respect to our WorldView-2 satellite that could result in the partial or total loss of that satellite. Even if launched into orbit, WorldView-2 may fail to enter into its designated orbital location. Since our incorporation in 1994, we have launched four satellites, the first of which suffered a power system failure, causing a loss of communications four days after its launch in 1997. The second of these satellites failed to achieve orbit on launch in November 2000. The loss of, or damage to, a satellite due to a launch failure could result in significant delays in anticipated revenue to be generated by that satellite. Any significant delay in the commencement of service of a satellite due to a launch failure would delay and potentially permanently reduce the revenue anticipated to be generated by that satellite. In addition, we may not be able to accommodate affected customers with our other satellites until a replacement satellite is available, and we may not have on hand, or be able to obtain in a timely manner, the necessary funds to cover the cost of any necessary satellite replacement.

If our satellites fail to operate as intended, our ability to collect imagery and market our products and services successfully could be materially and adversely affected.

Our satellites employ advanced technologies and sensors that are exposed to severe environmental stresses in space that could affect our satellites’ performance. Hardware component problems in space could lead to deterioration in performance or loss of functionality of a satellite, with attendant costs and revenue losses. In addition, human operators may execute improper implementation commands that may negatively impact a satellite’s performance. Exposure of our satellites to an unanticipated catastrophic event, such as a meteor shower or a collision with space debris, could reduce the performance of, or completely destroy, the affected satellite.

We cannot assure you that our QuickBird and WorldView-1 satellites will continue to operate successfully in space throughout their expected operational lives. In addition, we cannot assure you that, if it is successfully launched, WorldView-2 will operate successfully. Even if a satellite is operated properly, technical flaws in that satellite’s sensors could significantly hinder its performance, which could materially affect our ability to collect imagery and market our products and services successfully.

If we suffer a partial or total loss of a deployed satellite, we would likely need a significant amount of time and incur substantial expense to replace that satellite. We may experience other problems with our satellites that may reduce their performance. During any period of time in which a satellite is not fully operational, we likely would lose most or all of the revenue that otherwise would have been derived from that satellite. In addition, we may not have on hand, or be able to obtain in a timely manner, the necessary funds to cover the cost of any necessary satellite replacement. Our inability to repair or replace a defective satellite or correct any other technical problem in a timely manner could result in a significant loss of revenue.

We are dependent on foreign resellers for our international revenue. If these resellers fail to market or sell our products and services successfully, our business would be harmed.

We rely on foreign regional resellers to market and sell a significant portion of our products and services in the international market. We have intensified our efforts to further develop our operations in overseas markets. Our foreign resellers may not have the skill or experience to develop regional commercial markets for our imagery products and services. If we fail to enter into reseller agreements on a timely basis or if our foreign regional resellers fail to market and sell our imagery products and services successfully, these failures would negatively impact our business, financial condition and results of operations.

Our international business exposes us to risks relating to increased regulation and political or economic instability in foreign markets which could adversely affect our revenue.

In 2008, approximately 17.1% of our revenue was derived from international sales, and we intend to continue to pursue international contracts. We expect to derive substantial revenue from international sales of our products and services. International operations are subject to certain risks, such as:

•	changes in domestic and foreign governmental regulations and licensing requirements;

•	deterioration of relations between the United States and a particular foreign country;

•	increases in tariffs and taxes and other trade barriers;

•	changes in political and economic stability, including fluctuations in the value of foreign currencies, which may make payment in U.S. dollars, as provided for under some of our existing contracts, more expensive for foreign customers; and

•	difficulties in obtaining or enforcing judgments in foreign jurisdictions.

These risks are beyond our control and could have a material and adverse effect on our business.

We depend upon our ability to attract, train and retain employees. Our inability to do so, or the loss of key personnel, would seriously harm our business.

Because of the specialized nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical, managerial and sales and marketing personnel. The loss of one or more of our senior executive officers could result in the loss of knowledge, experience and technical expertise within the satellite imagery sector which would be detrimental to us, if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the commercial high resolution earth imagery industry is intense. Due to this intense competition, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees. The loss of the services of any member of our senior management or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results.

Satellites have limited operational lives and are expensive to replace. Loss of, or damage to, a satellite may require us to seek additional financing from outside sources, which we may be unable to obtain on favorable terms, if at all.

We determine a satellite’s useful life, or its expected operational life, using a complex calculation involving the probabilities of failure of the satellite’s components from design or manufacturing defects, environmental stresses, estimated remaining fuel or other causes. The expected ends of the operational lives of our currently in-orbit satellites are as follows:

Satellite	Expected End of Operational Life

QuickBird	2010
WorldView-1	2018

The expected operational lives of these satellites are affected by a number of factors, including the quality of construction, the supply of fuel, the expected gradual environmental degradation of solar panels, the durability of various satellite components and the orbits in which the satellites are placed. The failure of satellite components could cause damage to or loss of the use of a satellite before the end of its expected operational life. Electrostatic storms or collisions with other objects could also damage our satellites. We cannot assure you that each satellite will remain in operation until the end of its expected operational life. Furthermore, we expect the performance of each satellite to decline gradually near the end of its expected operational life. We can offer no assurance that QuickBird, WorldView-1, or WorldView-2, when launched, will maintain their prescribed orbits or remain operational.

We anticipate using funds generated from operations to fund the completion and launch of WorldView-2 and any follow-on satellites. If we do not generate sufficient funds from operations, we may need to obtain additional financing from outside sources to deploy WorldView-2 and any follow-on satellites. If we do not generate sufficient funds from operations and cannot obtain financing, we will not be able to deploy WorldView-2 or other follow-on satellites or be able to replace any of our operating satellites at the end of their operational lives. We cannot assure you that we will be able to generate sufficient funds from operations or raise additional capital on favorable terms or on a timely basis, if at all, to develop or deploy additional high resolution satellites.

Limited insurance coverage and availability may prevent us from obtaining insurance to cover all risks of loss.

We currently maintain $50.0 million and $242.5 million of one year in-orbit operations insurance coverage for QuickBird and WorldView-1, respectively, and $50.0 million of two year in-orbit insurance coverage for WorldView-1. We intend to continue this coverage to the extent it remains available at acceptable premiums. This insurance is not sufficient to cover the cost of an equivalent high resolution satellite. Any insurance proceeds received in connection with a partial or total loss of QuickBird or WorldView-1 may not be sufficient to cover the replacement cost, if we choose to do so, for such a high resolution satellite. In addition, this insurance will not protect us against all losses to QuickBird or WorldView-1 due to specified exclusions, deductibles and material change limitations, and it may be difficult to insure against certain risks, including a partial deterioration in satellite performance.

In addition, we currently maintain $230.0 million of launch plus initial year of operations insurance coverage and $60.0 million of launch plus first three years of operations insurance coverage for our WorldView-2 satellite. This insurance is not sufficient to cover the cost of an equivalent high resolution satellite. There can be no assurance that such coverage will cover all risks associated with the launch of our satellite or sufficiently cover all damages incurred in the event of a launch failure. Furthermore, our launch insurance will not cover any loss of revenue incurred as a result of a delayed or failed launch.

The price and availability of insurance have fluctuated significantly since we began offering commercial services in 2001. Although we intend to maintain insurance for all of our operating satellites, any determination we make as to whether to obtain insurance coverage will depend on a variety of factors, including the availability of insurance in the market and the cost of available insurance. Insurance market conditions or factors outside our control at the time we are in the market for the required insurance, such as failure of a satellite using similar components or a similar launch vehicle, could cause premiums to be significantly higher than current estimates and could reduce amounts of available coverage. Higher premiums on insurance policies will increase our costs and consequently reduce our operating income by the amount of such increased premiums. If the terms of launch and in-orbit insurance policies become less favorable than those currently available, there may be limits on the amount of coverage that we can obtain or we may not be able to obtain insurance at all. Even if obtained, our launch and in-

orbit operations insurance will not cover any loss in revenue incurred as a result of a delayed satellite launch or a partial or total satellite loss.

We depend on third parties to provide us with aerial imagery. If we are unable to obtain aerial imagery at sufficient resolution or on commercially reasonable terms, our ability to supplement our content library may be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

We do not own planes or other similar aircraft and therefore depend on a network of aerial imagery suppliers to provide us with aerial imagery to include in our ImageLibrary. Aerial imagery is collected and processed by our aerial suppliers and then delivered to us to be uploaded into our ImageLibrary. Without this service, the comprehensiveness of our ImageLibrary could be diminished or our ImageLibrary could become outdated. An inability to successfully provide our customers with access to a comprehensive, up-to-date and diverse content library that meets their needs on commercial terms that make our services cost-effective to them could limit the scope and variety of our products and services and potentially affect the quality of our services. An inability to reach mutually acceptable commercial arrangements with our current aerial suppliers, or find new aerial providers to supply us with aerial imagery on commercially reasonable terms, could result in our inability to maintain or expand our customer base, which could have a material adverse effect on our business, financial condition and results of operations.

Future material weaknesses in our internal controls, if not properly corrected, could result in material misstatements in our financial statements.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2007 and the review of the first quarter of 2008, our auditors identified two material weaknesses in our system of internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies in internal controls over financial reporting that results in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In years prior to 2007, our auditors identified additional material weaknesses and significant deficiencies. All material weaknesses and significant deficiencies identified in 2008 and earlier have since been remediated although it is possible that we may have additional material weaknesses in the future.

The first material weakness related to our not maintaining a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of GAAP commensurate with the financial reporting requirements and the complexity of our operations and transactions. In addition, we did not have the appropriate complement of personnel in accounting for income taxes. To remedy this material weakness, we hired an experienced tax professional to perform these duties, engaged an outside accounting consultant on a full time basis, and hired additional financial reporting resources with the appropriate level of accounting knowledge, experience and training in the application of GAAP to complement our existing personnel.

The second material weakness related to a lack of effective internal controls over the completeness and accuracy of stock-based compensation grants, forfeitures and modifications, and their related impact on stock-based compensation expense. To remedy this material weakness, we established a new internal policy that requires communication and approval of any non-standard stock option grants or modifications, fully transitioned to a stock option compensation software program and implemented multiple levels of review to ensure the completeness and accuracy of stock-based compensation calculations.

If we have any material weaknesses in the future and are not able to remedy these material weaknesses in a timely manner, we may be unable to provide our stockholders with the required financial information in a timely and reliable manner and we may misreport financial information, either of which could subject us to stockholder litigation and regulatory enforcement actions. This could materially and adversely impact our financial condition as well as the market value of our securities.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, including our ability to incur additional indebtedness.

As of December 31, 2008, on a pro forma basis to reflect the consummation of the issuance of our senior secured notes, our total indebtedness was $341.8 million, which represented 46.2% of our total capitalization. Our substantial amount of indebtedness increases the possibility that we may be unable to generate sufficient cash to pay, when due, the principal of, interest on or other amounts due with respect to our indebtedness.

Our substantial indebtedness could have important consequences for you, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate, placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

The indenture governing the senior secured notes contains a number of restrictions and covenants that, among other things, limit our ability to incur additional indebtedness, make investments, pay dividends or make distributions to our stockholders, grant liens on our assets, sell assets, enter into a new or different line of business, enter into transactions with our affiliates, merge or consolidate with other entities or transfer all or substantially all of our assets, and enter into sale and leaseback transactions. The credit market turmoil could negatively impact our ability to obtain future financing or to refinance our outstanding indebtedness.

Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants under the indenture governing our senior secured notes could result in a default under the indenture, which could cause all of our existing indebtedness to be immediately due and payable. If our indebtedness is accelerated, we may not be able to repay our indebtedness or borrow sufficient funds to refinance it. In addition, in the event of an acceleration holders of our senior secured notes could proceed against the collateral securing the notes which includes nearly all of our assets, including the shares of capital stock of our subsidiaries, the QuickBird and WorldView-1 satellites in operation, and our WorldView-2 satellite, which is in final testing. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our indebtedness is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these restrictions and covenants may also cause us to take actions that are not favorable to our stockholders and may make it more difficult for us to successfully execute our business plan and compete against companies that are not subject to such restrictions and covenants.

We have a history of losses. If revenue grows more slowly than anticipated and operational costs increase, we may be unable to sustain profitability.

Our company was incorporated in 1994. We successfully launched and commissioned our QuickBird satellite in October 2001 and February 2002, respectively, and successfully launched and commissioned our WorldView-1 satellite in September and November 2007, respectively. While we have experienced increasing annual revenue since 2004 and achieved positive net income for the fiscal years 2006, 2007 and 2008, we experienced significant operating losses from 1994 through 2005. We had stockholders’ equity of $344.6 million as of December 31, 2007 and $402.3 million as of December 31, 2008, which included an accumulated deficit of $63.4 million as of December 31, 2008. We may be unable to sustain profitability in the future if our revenue grows more slowly than anticipated or if operating expenses exceed our expectations or cannot be adjusted accordingly.

Risks Related to This Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to acquire other companies, products or technologies by using our common stock as consideration.

We expect that the price of our common stock will fluctuate substantially.

You should consider an investment in our common stock risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate are:

•	termination or expiration of one or more of our key contracts, or a change in scope or purchasing levels under one or more of our contracts;

•	failure of our satellites to operate as designed;

•	loss or damage to any of our satellites;

•	changes in U.S. or foreign governmental regulations or in the status of our regulatory approvals, clearances or future applications;

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	delays or other problems with the construction and launch of our satellites;

•	changes in the availability of insurance;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	success of competitive products and services;

•	changes in our capital structure, such as future issuances of securities, sales of large blocks of common stock by our stockholders or the incurrence of additional debt;

•	investors’ general perception of us, including any perception of misuse of sensitive information;

•	changes in general global economic and market conditions;

•	changes in industry conditions; and

•	changes in regulatory and other dynamics.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

If one or more of the analysts who elect to cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our common stock price to decline.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our selling, general and administrative expenses.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the Securities and Exchange Commission in March 2011, and will likely require in the same report, a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. Although not currently subject to the requirements of Section 404, we have identified material weaknesses in the past that we have remediated. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify additional deficiencies. We may not be able to remediate any future deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate dilution of $8.13 per share, representing the difference between the initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and our as adjusted net tangible book value per share after giving effect to this offering.

Morgan Stanley & Co. Incorporated will be able to exert significant influence over us and our significant corporate decisions and may act in a manner that advances its best interest and not necessarily those of other stockholders.

Upon completion of this offering, an affiliate of Morgan Stanley & Co. Incorporated will beneficially own approximately 32.0% of our outstanding common stock, or approximately 30.5% if the underwriters’ over-allotment option is exercised in full. In addition, upon completion of this offering we will enter into an Investor Agreement with the affiliate of Morgan Stanley & Co. Incorporated pursuant to which it will have the right to designate for nomination five of the nine nominees for our board of directors, at least three of whom must be independent under the NYSE rules, proportionately adjusted for the actual size of our board of directors. As a result, the affiliate of Morgan Stanley & Co. Incorporated will have the ability to exert significant influence over us and our significant corporate decisions, including the outcome of all matters requiring stockholder approval, such as the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets and it may act in a manner that advances its best interests and not necessarily those of other stockholders, including investors in this offering, by, among other things:

•	delaying, deferring or preventing a change in control of us;

•	entrenching our management and/or our board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving us;

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

Our management team may allocate the proceeds of this offering in ways in which you may not agree.

We have broad discretion in applying the net proceeds we will receive in this offering. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the net proceeds from this offering favorably. A significant portion of the offering is by selling stockholders, and we will not receive proceeds from the sale of the shares offered by them.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

Upon completion of this offering, our current stockholders will hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock.

We, our directors and executive officers, the selling stockholders and certain of our other stockholders have agreed with the underwriters that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., we and they will not, subject to certain exceptions and extensions, during the period ending 180 days after the date of this prospectus offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock. Our amended and restated certificate of incorporation authorizes us to issue up to 250.0 million shares of common stock, of which approximately 44.9 million shares will be outstanding and approximately 3.2 million shares will be issuable upon the exercise of outstanding stock options. Of the outstanding shares, all of our shares of common stock will be freely tradable after the expiration date of the lock-up agreements, excluding any shares acquired by persons who may be deemed to be our affiliates. Approximately 23.3 million shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance in respect of incentive awards to our officers and certain of our employees. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

Provisions in our amended and restated certificate of incorporation and by-laws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include: the existence of a classified board of directors; limitations on the removal of directors; advance notice requirements for stockholder proposals and director nominations; the inability of stockholders to act by written consent or to call special meetings; the ability of our board of directors to make, alter or repeal our by-laws; and the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

Generally, the amendment of our amended and restated certificate of incorporation requires approval by our board of directors and a majority vote of stockholders in some circumstances, or at least 80% of the voting power of the shares entitled to vote at an election of directors, in other circumstances. Any amendment to our by-laws requires the approval of either a majority of our board of directors or holders of at least 80% of the voting power of the shares entitled to vote at an election of directors.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. This provision of the Delaware General Corporation Law could delay or prevent a change of control of our company, which could adversely affect the price of our common stock.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends on our common stock in the future will be at the discretion of our board of directors.

Our amended and restated certificate of incorporation contains provisions that permit the redemption of our stock to avoid the loss of licenses and registrations.

Our amended and restated certificate of incorporation contains provisions that permit the redemption of stock from stockholders where necessary, in the judgment of our board of directors, to protect our licenses and registrations. The purpose of these provisions is to ensure our compliance with our licenses or registration from any governmental agency that are conditioned upon some or all of our stockholders possessing prescribed qualifications. Failure to comply with these requirements may result in fines or a denial of renewal, or revocation of these licenses or registrations. See “Description of Capital Stock — Anti-Takeover Provisions — Redemption.”

These provisions could prevent or discourage a merger, tender offer or proxy contest involving us and a non-U.S. entity, and could impede an attempt by a non-U.S. entity to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders and might provide our stockholders with the opportunity to sell their shares of our common stock at a premium over prevailing market prices.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. These statements are only predictions.

Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be $16.6 million, at an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting offering expenses and the underwriting discounts. Our net proceeds will increase by approximately $34.9 million if the underwriters’ option to purchase additional shares is exercised in full. Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us of this offering by approximately $1.3 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Principal and Selling Stockholders” and “Underwriters.”

We intend to use the net proceeds to us from this offering for general corporate purposes. Additionally, we may choose to expand our current business through acquisitions of, or investments, in other complementary businesses, products or technologies, using cash or shares of our common stock. However, we have no negotiations, agreements or commitments with respect to any such acquisitions or investments at this time.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, contractual restrictions, including restrictive covenants contained in our credit facilities, capital requirements and other factors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our unaudited capitalization, as of December 31, 2008:

•	on an actual basis;

•	on a pro forma basis to give effect to the issuance by us of $341.8 million accreted value of our senior secured notes and the use of proceeds therefrom, including the repayment in full of our senior subordinated notes and senior credit facility on April 28, 2009; and

•	on a pro forma as adjusted basis to give effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, the mid-point of the range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses and the application of the proceeds therefrom as described in “Use of Proceeds” and, pursuant to her employment agreement, the issuance of 40,000 shares of common stock to our Chief Executive Officer upon consummation of this offering.

This table should be read in conjunction with “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

	As of
	December 31, 2008
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited)
	(in millions, except share data)

Cash and cash equivalents	$60.8	$112.2	$128.8

Total long term debt	$274.6	$341.8	$341.8
8.5% cumulative mandatorily redeemable preferred stock — Series C, $0.001 par value; 50,000,000 shares authorized, 10 shares issued and outstanding, actual; shares issued pro forma and pro forma as adjusted	0.5	0.5	0.5

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value, 24,000,000 shares authorized, no shares issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value: 250,000,000 shares authorized, 43,468,941 shares issued and outstanding, actual and pro forma; 250,000,000 shares authorized, 44,835,197 shares issued and outstanding, pro forma as adjusted	0.2	0.2	0.2
Treasury stock, at cost; 21,554 shares, actual, pro forma and as adjusted	(0.2)	(0.2)	(0.2)
Additional paid-in-capital	467.2	467.2	481.1
Accumulated other comprehensive income (loss)	(1.5)	(1.5)	(1.5)
Accumulated deficit	(63.4)	(69.8)	(69.8)

Total stockholders’ equity	$402.3	$395.9	$409.8

Total capitalization	$677.4	$738.2	$752.1

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) cash and cash equivalents, additional paid-in capital and total stockholders’ equity and total capitalization by $1.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. Our historical net tangible book value as of December 31, 2008 was $390.0 million, or $8.97 per share of common stock. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding.

After giving effect to our sale of 1,366,256 shares of common stock at an assumed initial public offering price of $17.00 per share, the mid-point of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value as of December 31, 2008 would have been $397.5 million, or $8.87 per share. This amount represents an immediate decrease in net tangible book value to our existing stockholders of $0.10 per share and an immediate dilution to new investors of $8.13 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$17.00
Historical net tangible book value (deficit) per share as of December 31, 2008	8.97
Decrease in net tangible book value per share attributable to investors purchasing shares in this offering	(0.10)
As adjusted net tangible book value per share after giving effect to this offering	8.87

Dilution in as adjusted net tangible book value per share to investors in this offering	$8.13

Each $1.00 increase (decrease) in the assumed public offering price of $17.00 per share would increase (decrease) our as adjusted net tangible book value by approximately $1.3 million, or approximately $0.03 per share, and the dilution per share to investors in this offering by approximately $0.97 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a $1.00 increase in the assumed offering price of $17.00 per share, would result in an as adjusted net tangible book value of approximately $415.5 million, or $9.07 per share, and the dilution per share to investors in this offering would be $8.93 per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a $1.00 decrease in the assumed public offering price of $17.00 per share, would result in an as adjusted net tangible book value of approximately $381.3 million, or $8.70 per share, and the dilution per share to investors in this offering would be $7.30 per share. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our as adjusted net tangible book value at December 31, 2008 would be $432.4 million, or $9.19 per share, representing an immediate increase in as adjusted net tangible book value to our existing stockholders of $0.22 per share and an immediate dilution to investors participating in this offering of $7.81 per share.

The following table summarizes as of December 31, 2008, on an as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by investors participating in this offering, based upon an assumed initial public offering price of $17.00 per share, the mid-point of the range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share

Existing equity holders	43,468,941	97.0%	$467.4	95.3%	$10.75
Investors participating in this offering	1,366,256	3.0	23.2	4.7	17.00

Total	44,835,197	100%	$490.6	100%

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 30,135,197, or approximately 67.2% of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to 14,700,000, or approximately 32.8% of the total shares of common stock outstanding after this offering.

The above discussion and tables also assume no exercise of any outstanding stock options or warrants except as set forth above and does not include 2,758,284 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2008 at a weighted average exercise price of $19.10 per share because the weighted average exercise price exceeds the assumed initial public offering price of $17.00 per share, the midpoint of the range on the cover of this prospectus.

Effective upon the completion of this offering, an aggregate of 3,486,663 shares of our common stock will be reserved for future issuance under our option plans. To the extent that any of these options are exercised, new options are issued under our option plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL INFORMATION

The selected consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited financial statements that are not included in this prospectus. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations
(in millions, except share and per share data)

	Year Ended December 31,
	2004	2005	2006	2007(1)		2008

Revenue	$58.8	$65.4	$106.8	$151.7		$275.2
Cost and expenses:
Cost of revenue, excluding depreciation and amortization	24.5	17.8	16.5	22.1		28.5
Selling, general and administrative	31.9	25.5	37.4	49.0		76.1
Depreciation and amortization	31.1	39.8	46.0	46.8		75.7
Loss on disposal of assets	1.7	1.2	0.1	—		—
Restructuring	1.0	0.7	—	—		—

Income (loss) from operations	(31.4)	(19.6)	6.8	33.8		94.9
Loss on early extinguishment of debt	—	11.0	—	—		—
Interest income (expense), net	0.2	1.9	3.1	4.1		(3.0)

Income (loss) before income taxes	(31.2)	(28.7)	9.9	37.9		91.9
Income tax (expense) benefit	—	—	(0.7)	57.9	(2)	(38.1	)(3)

Net income (loss)	$(31.2)	$(28.7)	$9.2	$95.8		$53.8

Earnings (loss) per share:(4)
Basic	$(0.83)	$(0.75)	$0.24	$2.21		$1.24
Diluted	$(0.83)	$(0.75)	$0.24	$2.18		$1.22
Weighted average common shares outstanding:
Basic	37,811,756	38,238,300	38,433,419	43,269,243		43,513,506
Diluted	37,811,756	38,238,300	38,832,556	43,993,589		44,100,898

Consolidated Balance Sheet
(in millions)

	December 31,
	2004	2005	2006		2007	2008

Cash and cash equivalents	$38.5	$58.2	$103.0	(5)	$22.9	$60.8	(6)
Working capital	34.1	54.2	169.4		30.3	88.3
Total assets	455.0	574.2	759.3		907.5	980.2
Current portion of deferred revenue(7)	3.9	8.3	2.8		31.1	28.1
Long-term deferred revenue(7)	178.3	207.6	237.6		239.3	214.9
Total long-term debt	98.3	200.0	230.0		230.0	274.6	(6)
Total stockholders’ equity	$152.7	$124.7	$234.9		$344.6	$402.3

(1)	The 2007 results include the operations for GlobeXplorer subsequent to the acquisition that occurred in January 2007.

(2)	During 2007, we released our deferred tax valuation allowance of $59.1 million based on a determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.

(3)	In connection with the preparation of our 2007 federal income tax return, we determined that certain adjustments should have been made prior to the release of the valuation allowance that was recorded in the fourth quarter of 2007 of $59.1 million. We noted that the net operating loss carryforward recorded as a deferred tax asset as of December 31, 2007 and related income tax benefit for the year ended December 31, 2007 should have been reduced by $1.4 million. We determined the adjustment is not material as of or for the years ended December 31, 2007 and 2008. Accordingly, the error was corrected in the second quarter of 2008.

(4)	See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per share.

(5)	The cash and cash equivalents, long-term debt and stockholders’ equity increase in 2006 is a result of the issuance of an additional $100.0 million of equity and the addition of a delayed draw term loan of $30.0 million under the senior credit facility that was drawn in December 2006.

(6)	The cash and cash equivalents and total long-term debt increase in 2008 is a result of the issuance of $40.0 million of senior subordinated unsecured notes in February 2008.

(7)	Deferred revenue primarily consists of deferred revenue derived from prepayments from NGA that are being recognized ratably over the current estimated customer relationship period of 10.5 years. In 2003, we began receiving advance payments under the NextView agreement from NGA that were used to offset the construction of WorldView-1. The increases each year through 2007 consisted primarily of the payments received from NGA under the NextView agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading global provider of commercial high resolution earth imagery products and services. We own and operate two imagery satellites that we believe offer among the highest collection rates and resolution, and among the most sophisticated technical capabilities in the commercial market today. Together, our satellites are capable of collecting nearly one million square kilometers of imagery per day, an area greater than the combined land mass of France and Germany. This proprietary imagery is added daily to our ImageLibrary, which currently houses more than 660 million square kilometers of high resolution earth imagery, an area greater than four times the earth’s land mass. We believe that our ImageLibrary is the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available. The planned launch of our WorldView-2 satellite in September or early October 2009 is expected to nearly double our collection capabilities to nearly two million square kilometers per day.

Our products and services support a wide variety of uses such as defense and intelligence initiatives, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. We offer a range of on- and off-line distribution options designed to enable customers to easily access and integrate our imagery into their business operations and applications. Our principal customers include U.S. and foreign defense and intelligence agencies and a wide variety of commercial customers, such as internet portals, companies in the energy, telecommunications, utility and agricultural industries, and U.S. and foreign civil agencies.

We successfully commissioned our QuickBird satellite into full operational capability, or FOC, in February 2002. In January 2003, we entered into the ClearView agreement with NGA, under which we agreed to provide a minimum of $72.0 million of QuickBird imagery products and services to the U.S. government over a three year period, with two one-year extensions at NGA’s option. In January 2006, NGA exercised the first option to extend the ClearView agreement for one year with an additional $36.0 million purchase commitment.

In September 2003, we entered into the NextView agreement with NGA, under which we agreed to provide a minimum of $531.0 million of imagery products and services from our WorldView-1 satellite. Of this amount, $266.0 million was paid between September 2003 and November 2007, the date WorldView-1 became operational, and was used to offset the construction costs of the satellite. The remaining $265.0 million commitment was to be paid upon the delivery of imagery once WorldView-1 achieved FOC. The commitment was subsequently raised by $46.0 million to $311.0 million. While NGA has committed to spend these funds to purchase our products and services, actual spending of the funds is ultimately dependent on government appropriations of available funds. We do not recognize revenue prior to performing a service and funds being appropriated. We recognize revenue as described in Note 2 to the consolidated financial statements included elsewhere in this prospectus. The pre-FOC payments were accounted for as deferred revenue until WorldView-1 became operational in November 2007. The deferred revenue is being recognized ratably over the current estimated life of the customer relationship, or 10.5 years.

In February 2007, the ClearView agreement was merged with the NextView agreement to include delivery of imagery from the QuickBird satellite, which, together with sales of images from WorldView-1 after its commissioning in November 2007, generated $73.2 million of revenue in 2007 and $157.9 million of revenue in 2008. In January 2008, we amended the NextView agreement from image-based ordering to a service level agreement, or SLA, and increased the amount we are to receive under the NextView agreement from $265.0 million to $311.0 million. As a result, $238.0 million of purchases remained under the NextView agreement as of January 2008, which are being recognized as revenue ratably over the period from January 2008 to July 2009. Under the SLA, we are obligated to make substantially all of the image tasking capacity of our WorldView-1 satellite available to NGA, as well as to meet certain service requirements related to the operational performance of our WorldView-1 satellite and related ground systems. In the event that we do not meet the service level requirements, NGA is granted an allowance of up to $0.8 million of the total $12.5 million monthly fee, which NGA can use to extend the SLA period or apply to any new agreement between the parties. Any revenue deferred related to this allowance will be recognized when earned in future periods. In 2008, we deferred $1.0 million of SLA revenue as a result of underperformance against the SLA performance requirements. However our performance against these requirements has not had a significant adverse impact on our revenue from NGA. Our commitment to provide a substantial portion of the WorldView-1 satellite imaging capacity to NGA under the NextView agreement limits our ability to provide tasking services from WorldView-1 to other customers, but does not materially limit our ability to sell collected imagery to other customers from our ImageLibrary. Our revenue from NGA under the NextView agreement is derived from sales of WorldView-1 imagery products under the SLA, as well as from non-SLA orders for imagery products and services. Historically, NGA has purchased more than the contracted amounts stipulated in the ClearView and NextView agreements.

We receive a significant majority of our revenue under the NextView agreement, which is scheduled to expire in July 2009. We are currently engaged in negotiations with NGA to extend or replace the NextView agreement and NGA has issued a presolicitation notice stating its intention to extend the NextView agreement through June 2010. We cannot assure you that the negotiations will be successful or that such purchases will continue at current levels or at all, or that there will not be gaps between the expiration of the NextView agreement and entry into any amendment or new agreement. If NGA does not continue the SLA at current levels and on similar terms beyond July 2009, our revenue, net income, liquidity and backlog would be materially and negatively impacted.

In January 2007, we acquired GlobeXplorer for $21.3 million, net of cash acquired. This acquisition broadened our customer portfolio, expanded our product offerings to include aerial and other satellite imagery content and added web-based distribution capabilities.

We conduct our business through two segments: (i) defense and intelligence and (ii) commercial. We have organized our business into these two segments because we believe that customers in these two groups are functionally similar in terms of their areas of focus and purchasing habits. Our imagery products and services are comprised of imagery that we process to varying levels according to the customer’s specifications. We deliver our products and services using the distribution method that best suits our customers’ needs. Customers acquire our imagery either by placing a tasking order for our satellites to collect data to their specifications or purchasing images that are archived in our ImageLibrary.

Outlook

Our substantial growth in revenue and income from operations in 2008 compared to 2007 was primarily driven by the commissioning of WorldView-1 in November 2007. Although we expect to launch WorldView-2 in September or early October 2009, we do not expect the satellite to be commissioned or generate revenue until early 2010 and therefore do not expect it to have a material impact on our results of operations for 2009. Accordingly, we do not expect a material increase in our revenue in 2009 compared to 2008, and expect comparisons of our operating income and net income to be adversely impacted by costs associated with the build out of our infrastructure to support enhanced delivery of our products and services, including increased marketing and other selling, general and administrative expenses, and increased costs of products and services sold. In addition, our revenue for the first quarter of 2009 is expected to compare unfavorably with the first quarter of 2008 and the fourth quarter of 2008, primarily as a result of the impact of general economic conditions on our commercial and foreign defense and intelligence customers, and decreased revenue from non-SLA orders from NGA, and our operating income and net income will in turn be negatively affected by this decrease in revenue and the higher costs described above.

Revenue

Our principal source of revenue is the licensing of our earth imagery products and services to end users and resellers.

Revenue from defense and intelligence customers accounted for 66.1%, 68.2% and 80.2% of our total revenue in 2006, 2007 and 2008, respectively. Revenue from commercial customers accounted for 33.9%, 31.8% and 19.8%

of our total revenue in 2006, 2007 and 2008, respectively. Growth in defense and intelligence revenue as a percentage of total revenue was due to increases in NGA purchases under the ClearView and NextView agreements, including the start of deliveries of imagery products and services from our WorldView-1 satellite to NGA in late 2007. We expect this trend to continue in 2009 as a result of continued purchases by NGA. The launch of WorldView-2 in September or early October 2009 and its subsequent operational commissioning may contribute to a continuation of this trend, depending upon, in part, the date on which WorldView-2 is commissioned and we begin receiving revenue from the sales of WorldView-2 imagery, continued funding by the U.S. government of purchases of our imagery products and services and the success of DAP. Funding for U.S. government purchases of our imagery products and services is subject to appropriation of funds by Congress. Should appropriated funds fall below current levels, we could experience a decrease in our defense and intelligence revenue trend. We generated approximately 71.2%, 76.4% and 83.8% of our revenue in the United States and Canada and 28.8%, 23.6% and 16.2% of our revenue outside of the United States and Canada in 2006, 2007 and 2008, respectively. We generated approximately 72.7% of our revenue from paid tasking and 27.3% from our ImageLibrary for the year ended December 31, 2008.

We will not recognize revenue from DAP until we commission into operation the ground terminal and can provide contractually specified access to our operational satellites. The success of DAP will depend on our ability to secure contracts with potential customers and on our ability to obtain U.S. government approval for contracts with these customers. As described in “Risk Factors — Failure to obtain or maintain regulatory approvals could result in service interruptions or could impede us from executing our business plan,” our failure to obtain approval from the U.S. government for future DAP customers could limit our sales and negatively affect our defense and intelligence revenue trend.

Defense and Intelligence Revenue

Our defense and intelligence segment consists of customers who are principally defense and intelligence agencies of U.S. or foreign governments. The U.S. government, through NGA, purchases our imagery products and services under the NextView agreement on behalf of various agencies within the U.S. government. Other U.S. defense and intelligence customers include defense and intelligence contractors, such as Harris Corporation and Lockheed Martin Corporation. Defense and intelligence contractors provide an additional outlet for our imagery by adding value to our imagery by combining it with other information to deliver a final product to a customer.

Our defense and intelligence customers focus on image quality, including resolution, frequency of area revisit and coverage, as well as ensuring availability of a certain amount of our capacity as they integrate our products and services into their operational planning. Our customers in this segment prefer to operate under contracts with purchase commitments, through which we receive quarterly or semi-annual pre-payments in exchange for delivering specific orders to the customer. Our revenue from our defense and intelligence customers has historically been largely from tasking orders, with a smaller portion from sales of imagery from our ImageLibrary. We believe this trend will continue. In 2008, we generated approximately 87.8% of our defense and intelligence revenue from paid tasking and 12.2% from our ImageLibrary (treating all of the revenue from the SLA under the NextView agreement as paid tasking and excluding amortized revenue).

In 2007 and 2008, we sold to our defense and intelligence customers both directly and through resellers, with 92.9% and 96.8%, respectively, of our defense and intelligence revenue coming from direct sales and 7.1% and 3.2%, respectively, from resellers.

In 2007 and 2008, $90.9 million or 87.9%, and $205.5 million or 93.1%, respectively, of our defense and intelligence revenue was generated within the United States and Canada, and $12.5 million or 12.1%, and $15.3 million or 6.9%, respectively, was generated from international defense and intelligence customers. In 2007 and 2008, our top five defense and intelligence customers accounted for 95.4% and 97.6%, respectively, of our defense and intelligence revenue. NGA was our only customer that accounted for more than 10% of our revenue in 2007 and 2008. NGA accounted for approximately 57.7% and 73.9% of our revenue for the year ended December 31, 2007 and 2008, respectively.

Commercial Revenue

Our commercial business consists of both traditional customers, primarily civil governments, and energy, telecommunications, utility and agricultural companies that use our content for mapping, monitoring, analysis and planning activities, and customers that add our content to enhance and expand the information products and services that they develop and sell to the commercial market. We call this second type of customer an integrated information customer.

Most of our traditional commercial customers purchase our imagery products and services on an as-needed basis, either from the ImageLibrary or by placing tasking orders. By contrast, some of our integrated information customers prefer contracts to maintain access to our imagery archive, or provide subscriptions to access our ImageLibrary. The majority of revenue from the commercial segment has historically been generated from sales of imagery from our ImageLibrary, with a smaller proportion from tasking orders. We believe this trend will continue in 2009. For the twelve months ended December 31, 2008, we generated approximately 20.3% of our commercial revenue from paid tasking and 79.7% from our ImageLibrary.

Our commercial customers are located throughout the world. We sell to these customers both directly and through resellers, with 57.4% and 58.6%, respectively, of our commercial revenue coming from resellers and 42.6% and 41.4%, respectively, coming from direct sales in 2007 and 2008.

In 2007 and 2008, $25.0 million or 51.8%, and $25.1 million, or 46.1%, respectively, of our commercial revenue was generated in the United States and Canada and $23.3 million or 48.2%, and $29.3 million or 53.9%, respectively, was generated outside of the United States and Canada. In 2007 and 2008, our top five commercial customers accounted for 40.0% and 39.7%, respectively, of our commercial revenue. None of these customers accounted for more than 10% of our revenue in 2007 or 2008. We believe that we will have additional opportunities in some of the countries with developing economies, such as Brazil, China, India and Russia, and, as a result, we expect that sales long-term growth in our commercial segment will be higher outside of the United States and Canada.

Expenses

Most of our revenue has come from the sale of products and services comprised of imagery from QuickBird and, since November 2007, WorldView-1. Given that most of the operating costs of a satellite are related to the pre-operation capital expenditures required to build and launch a satellite, there is no significant direct relationship between our cost of revenue and changes in our revenue. Our cost of revenue consists primarily of the cost of personnel, as well as the cost of operations directly associated with operating our satellites, retrieving information from the satellites, and processing the data retrieved. In 2007, we acquired an aerial imagery library when we purchased GlobeXplorer. Costs of acquiring the aerial imagery are amortized on an accelerated basis as a cost of revenue.

Our selling, general and administrative expenses consist primarily of labor, benefits, travel, rent and related overhead costs, third-party consultant payments, sales commissions and marketing expenses. Our selling, general and administrative expenses have been increasing in total, but decreasing as a percentage of revenue. We expect the increase in costs to continue, as we expand our sales and administrative resources to accommodate our revenue growth, increase capacity for product sales and distribution, and incur costs related to being a public company. As a result, we expect that our selling, general and administrative expenses will materially increase. As we expand our worldwide presence, we also expect an increase in travel, selling and administrative expenses. As a result, the trend of selling, general and administrative expenses decreasing as a percentage of revenue may not continue. The acquisition of GlobeXplorer resulted in an increase in staff, as well as additional lease, sales and operating expenses in 2007.

Depreciation and amortization consist primarily of depreciation of our satellites and other operating assets. In 2007, we began recording amortization of intangible assets as a result of the GlobeXplorer acquisition. Those costs were partially offset by lower depreciation associated with an extension of the estimated operational life of QuickBird and certain assets that continue to be used by us becoming fully depreciated. When WorldView-2 becomes operational, our earnings may be impacted as we will begin depreciating the satellite, which will increase our depreciation expense.

Our interest charges consist primarily of interest payments on borrowings used to finance satellite construction and are capitalized as a cost of our satellite construction. During 2008, substantially all interest incurred was capitalized to our satellite that was under construction. With the successful completion of WorldView-1, construction and related interest capitalization will be allocated to the WorldView-2 satellite currently under construction. The completion of our satellite construction will potentially impact our earnings by increasing our interest expense when WorldView-2 is operational, because we may no longer capitalize the interest on our debt.

We had net operating losses through 2005 and accumulated a deferred tax asset related to those losses. The accumulated deferred tax assets had a full valuation allowance recorded against it. In 2007, we removed the valuation allowance previously recorded against certain of our net deferred tax assets, based on a determination that it is more likely than not that we will be able to fully use the related deferred tax assets in future years. In 2006, 2007 and 2008, taxable income was substantially offset by the utilization of our net operating loss carryforwards.

With the release of our valuation allowance in 2007, our 2008 income tax expense increased. However, we will not make federal tax payments, other than alternative minimum tax payments, until we fully utilize our net operating loss carryforwards, which is expected to occur during 2009.

Results of Operations

For the Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following tables summarize our historical results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007 and our expenses as a percentage of revenue for the periods indicated:

	Year
	Ended
	December 31,		Change
	2007	2008	$	Percent
	(in millions)

Historical results of operations:
Defense and intelligence revenue	$103.4	$220.8	$117.4	113.5%
Commercial revenue	48.3	54.4	6.1	12.6

Total revenue	151.7	275.2	123.5	81.4
Cost of revenue excluding depreciation and amortization	22.1	28.5	6.4	29.0
Selling, general and administrative	49.0	76.1	27.1	55.3
Depreciation and amortization	46.8	75.7	28.9	61.8

Income from operations	33.8	94.9	61.1	180.8
Interest income (expense), net	4.1	(3.0)	(7.1)	*

Income before income taxes	37.9	91.9	54.0	142.5
Income tax (expense) benefit	57.9	(38.1)	(96.0)	*

Net income	$95.8	$53.8	$(42.0)	(43.8)%

*	Not meaningful.

	Year Ended
	December 31,
	2007	2008

Expenses as a percentage of revenue:
Total revenue	100.0%	100.0%
Cost of revenue, excluding depreciation and amortization	14.6	10.4
Selling, general and administrative	32.3	27.7
Depreciation and amortization	30.8	27.4

Income from operations	22.3	34.5
Interest income (expense), net	2.7	(1.1)

Income before income taxes	25.0	33.4
Income tax (expense) benefit	38.2	(13.8)

Net income	63.2%	19.6%

Revenue for the year ended December 31, 2008 increased by $123.5 million, or 81.4%, to $275.2 million from $151.7 million from the year ended December 31, 2007, primarily due to growth in domestic, which includes the U.S. and Canada, defense and intelligence revenue. The $117.4 million growth in defense and intelligence revenue for the year ended December 31, 2008 is primarily due to an increase in sales to NGA under the SLA. Domestic defense and intelligence, including NGA, increased by $114.6 million to $205.5 million from $90.9 million for the year ended December 31, 2007. The increase in NextView revenue of approximately $84.7 million is due to the first full year of operation of WorldView-1. The increase is also attributable to an increase of $8.2 million in revenue from special imagery projects in addition to revenue under the SLA. This increase includes $22.3 million of non-cash pre-FOC deferred revenue related to pre-WorldView-1 launch payments made by NGA pursuant to the NextView contract that was recognized during 2008.

International defense and intelligence revenue increased $2.8 million, or 22.4%, to $15.3 million from $12.5 million from the year ended December 31, 2007, primarily due to increased revenue from Asia.

Commercial revenue increased by $6.1 million, or 12.6%, to $54.4 million, primarily due to increased international revenue. Domestic commercial revenue increased $0.1 million, or 0.4%, to $25.1 million from $25.0 million from the year ended December 31, 2007. International commercial revenue increased $6.0 million, or 25.8%, to $29.3 million from $23.3 million from the year ended December 31, 2007, primarily due to growth in revenue from Central and South America, China, India and Europe.

Cost of revenue for the year ended December 31, 2008 increased by $6.4 million, or 29.0%, to $28.5 million from $22.1 million for the year ended December 31, 2007. The increase in expenses is due to the fact that we are no longer deferring certain contract costs and increased operation costs due to a full year of WorldView-1 operation. The increase in expenses is attributable to (i) a $2.6 million increase in the amortization of the aerial imagery library, (ii) $2.1 million related to subcontracted project costs, (iii) an increase in labor costs, stock compensation and bonus expense of $1.5 million, and (iv) an increase in consulting costs of $0.2 million.

Selling, general and administrative expenses for the year ended December 31, 2008 increased by $27.1 million, or 55.3%, to $76.1 million from $49.0 million from the year ended December 31, 2007. The increase is driven by (i) $11.8 million of increased expenses from compensation, travel and related costs resulting from increased headcount, (ii) an increase of $6.0 million in satellite insurance expense related to the first full year of WorldView-1 coverage, (iii) an increase in consulting expenses of $3.8 million, (iv) an increase of $3.5 million in bonus and stock compensation expense, and (v) an increase in marketing expenditures of $0.7 million. Although these expenses grew slower than our revenue in 2008, we believe that these investments are necessary to support the growth of the business.

Depreciation and amortization for the year ended December 31, 2008 increased by $28.9 million, or 61.8%, to $75.7 million from $46.8 million from the year ended December 31, 2007. Depreciation expense increased by $28.9 million for the year ended December 31, 2008 due to a full year of depreciation expense related to the operation of WorldView-1. The increase in WorldView-1 depreciation of $39.5 million was offset by a decrease of $11.1 million related to the extension of the depreciable operational life of QuickBird from March 2009 to November 2010 and $0.5 million of depreciation of other fixed assets acquired during the year. The semi-annual assessment, performed in January 2008, of the estimated useful life of the QuickBird satellite led to an extension of the useful depreciable operational life of QuickBird, primarily attributable to the reduced consumption of fuel compared to previous estimates. The assessment performed in the third quarter of 2008 did not result in a change to the estimated life of QuickBird.

Interest income (expense), net, for the year ended December 31, 2008 decreased by $7.1 million to $3.0 million of net interest expense from $4.1 million of net interest income for the year ended December 31, 2007. We had interest expense in 2008 of $3.9 million and interest income of $0.9 million. The change from interest income to interest expense is primarily due to lower average cash balances and lower average interest rate returns on cash balances during 2008 as compared to 2007. Prior to the fourth quarter of 2007, when the WorldView-1 satellite became operational, all interest on our debt was being capitalized to the WorldView-1 satellite, in accordance with SFAS No. 34, Capitalization of Interest Cost, or SFAS No. 34. Prior to the fourth quarter of 2008, $16.2 million of our interest expense was capitalized. During the fourth quarter of 2008, the amount of capitalized costs for the WorldView-2 satellite exceeded the total value of our outstanding debt and thereafter all interest on our debt was capitalized to the WorldView-2 satellite. We expect to capitalize all interest associated with our debt until the WorldView-2 satellite is launched and operational.

Income tax expense for the year ended December 31, 2008 increased by $96.0 million to $38.1 million from a tax credit of $57.9 million for the year ended December 31, 2007. The increase is primarily due to the tax benefit in 2007 of $57.9 million reflecting the release of our valuation allowance as we determined that it was more likely than not, that we would utilize a certain portion of our net operating loss carry-forwards. Further, an increase in pre-tax income for the year ended December 31, 2008 compared to year ended December 31, 2007 resulted in higher income tax expense. During 2008, we utilized some of our deferred tax assets in accordance with SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. When our deferred tax assets are fully utilized we will pay cash taxes on our net income. We applied the estimated tax rate for the 2008 year to the quarterly results of operations. A portion of the increase is also due to an out-of-period adjustment that was made during the second quarter of 2008, which resulted in an increase in income tax expense of $1.4 million during the second quarter of 2008. In connection with the preparation of the second quarter income tax provision and the 2007 federal income tax return, we became aware of certain adjustments that should have been made to prior to the release the valuation allowance that was recorded in the fourth quarter of 2007. The net operating loss carryforward recorded as a deferred tax asset as of December 31, 2007 and related income tax benefit for the year ended December 31, 2007 should have been reduced by $1.4 million, due to tax basis and related tax depreciation differences. Prior to the fourth quarter of 2007, we held a full valuation allowance against our deferred tax related to net operating losses and only recognized alternative minimum tax expense.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following tables summarize our historical results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006 and our expenses as a percentage of revenue for the periods indicated:

	Year Ended December 31,		Change
	2006	2007	$	Percent
		(in millions)

Historical results of operations:
Defense and intelligence revenue	$70.6	$103.4	$32.8	46.5%
Commercial revenue	36.2	48.3	12.1	33.4

Total revenue	106.8	151.7	44.9	42.0
Cost of revenue, excluding depreciation and amortization	16.5	22.1	5.6	33.9
Selling, general and administrative	37.4	49.0	11.6	31.0
Depreciation and amortization	46.0	46.8	0.8	1.7
Loss on disposal of assets	0.1	—	(0.1)	(100.0)

Income from operations	6.8	33.8	27.0	397.1
Interest income, net of interest expense	3.1	4.1	1.0	32.3

Income before income taxes	9.9	37.9	28.0	282.8
Income tax (expense) benefit	(0.7)	57.9	58.6	*

Net income	$9.2	$95.8	$86.6	941.3%

*	Not meaningful.

	Year Ended December 31,
	2006	2007

Expenses as a percentage of revenue:
Total revenue	100.0%	100.0%
Cost of revenue, excluding depreciation and amortization	15.4	14.6
Selling, general and administrative	35.0	32.3
Depreciation and amortization	43.1	30.8
Loss on disposal of assets	0.1	0.0

Income from operations	6.4	22.3
Interest income, net of interest expense	2.9	2.7

Income before income taxes	9.3	25.0
Income tax (expense) benefit	(0.7)	38.2

Net income	8.6%	63.2%

Revenue for the year ended December 31, 2007 increased by $44.9 million, or 42.0%, to $151.7 million from $106.8 million for the year ended December 31, 2006, due to growth in defense and intelligence revenue and growth in commercial revenue attributable to our acquisition of GlobeXplorer. Revenue from our defense and intelligence segment increased by $32.8 million, or 46.5%, for the year ended December 31, 2007, primarily due to increased sales of $31.0 million to NGA and increased sales of $1.4 million to customers in Asia and Europe. Defense and intelligence revenue included $3.2 million of deferred revenue, recognized as a result of amortizing $266.0 million of pre-launch payments made by NGA to partially offset the cost of the construction of WorldView-1. Commercial revenue increased by $12.1 million, or 33.4%, of which $11.9 million was due to the GlobeXplorer acquisition.

Cost of revenue for the year ended December 31, 2007 increased by $5.6 million, or 33.9%, to $22.1 million from $16.5 million for the year ended December 31, 2006 primarily due to costs attributable to the GlobeXplorer acquisition. As a result of the GlobeXplorer acquisition, we purchase aerial imagery content from third-party suppliers that is recorded as aerial image library and expensed over a two-year period. This aerial image library expense was $3.7 million, or 66.1%, of the total increase in cost of revenue in 2007. Upon commissioning of WorldView-1 in November 2007, certain project costs that were once capitalized, either as satellite or deferred contract costs, began to be expensed due to the reduced requirements to support WorldView-1 as it achieved FOC and the lower relative level of effort required to construct and develop WorldView-2. These increases were offset by a decrease in costs related to a defense and intelligence project of $1.6 million due to a multi-year NGA project that was completed in 2006.

Selling, general and administrative expenses for the year ended December 31, 2007 increased by $11.6 million, or 31.0%, to $49.0 million from $37.4 million for the year ended December 31, 2006. Approximately $6.2 million, or 53.4%, of the total increase was attributable to the GlobeXplorer acquisition, higher marketing expenditures accounted for $1.3 million of the increase, an increase in compensation, travel and related costs accounted for $1.2 million of the increase and higher consulting expenses accounted for $0.9 million of the increase. Upon commissioning of WorldView-1 in November 2007, certain project costs that were once capitalized, either as costs of the satellite or deferred contract costs, began to be expensed due to the reduced requirements to support WorldView-1 as it became operational and a lower level of effort required to construct and develop WorldView-2. These increases were offset by a decrease in defense and intelligence internal sales commissions of $1.2 million in 2007.

Depreciation and amortization for the year ended December 31, 2007 increased by $0.8 million, or 1.7%, to $46.8 million from $46.0 million for the year ended December 31, 2006. Depreciation expense increased by $5.7 million due to WorldView-1 commencing operations on November 16, 2007. This increase was partially offset by decreases in depreciation due to $17.0 million of assets becoming fully depreciated in the first quarter of 2007 and a $2.8 million reduction related to the extension of the depreciable operational life of QuickBird from March 2009 to July 2009.

Interest income, net, for the year ended December 31, 2007 increased by $1.0 million, or 32.3%, to $4.1 million from $3.1 million for the year ended December 31, 2006, due to higher average cash balances through the first half of 2007 and a higher average interest rate realized in 2007.

Income tax benefit for the year ended December 31, 2007 was $57.9 million due to the release of our deferred tax asset valuation allowance. In 2007 and 2006, we had taxable income and were able to carry forward net operating losses from prior fiscal years to decrease the total amount of taxes paid. In 2007, we determined that it was more likely than not that we will be able to utilize approximately $59.1 million of our net deferred tax assets against taxable earnings generated in future periods.

Liquidity and Capital Resources

We believe that the combination of funds currently available to us and funds expected to be generated from operations will be adequate to finance our operations and development activities for the next twelve months, provided that NGA continues to purchase imagery from us at current levels and on similar terms after the scheduled expiration of the NextView agreement in July 2009. If the U.S. government does not continue to purchase imagery from us at current levels and on similar terms beyond July 2009 our liquidity would be negatively impacted and we may be unable to fund our operations and development activities without additional capital. Our cash and cash equivalents balance was $60.8 million at December 31, 2008.

In April 2009, we issued $341.8 million accreted value of our senior secured notes and used $280.3 million of the net proceeds to repay in full our senior subordinated notes and senior credit facility and will use the remaining balance for transaction costs and general corporate purposes.

We estimate the costs to construct, insure and launch WorldView-2 will be $154.3 million in 2009, including estimated fixed price contracted costs of $60.8 million for satellite hardware components and the launch service vehicle and estimated additional costs of $93.5 million. Additional costs to complete the final testing and launch of WorldView-2 consist predominantly of internal labor, capitalized interest and third party software. A delay in the launch would delay the requirement to make payments under some of our insurance and launch contracts that are tied to the launch date.

Upon commissioning of our WorldView-2 satellite, we believe that our cash flow from operations will exceed our capital expenditures and will be sufficient to meet our current long-term liquidity needs. If we begin a new satellite construction project, we may need to raise additional capital in order to fund a portion of the construction and launch costs.

We expect to fully utilize our deferred tax assets and tax credits by the fourth quarter of 2009 and expect to begin paying cash taxes in 2009.

The recent global economic crisis has caused disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy, and has impacted consumer spending levels. These macroeconomic developments could adversely affect our business, operating results or financial condition. Current or potential customers, including foreign governments, may delay or decrease spending on our products and services as their business and/or budgets are impacted by economic conditions. The inability of current and/or potential customers to pay us for our products and services may adversely affect our earnings and cash flows.

In summary, our cash flows were:

	Year Ended December 31,
	2006	2007	2008
	(in millions)

Net cash provided by operating activities	$82.3	$80.1	$144.4
Net cash used in investing activities	(165.4)	(157.8)	(143.5)
Net cash provided by (used in) financing activities	$127.9	$(2.4)	$37.0

In 2008, our operating cash flow reflected net income of $53.8 million, adjusted for non-cash items such as depreciation and amortization expense of $75.7 million, stock-based compensation of $4.2 million and non-cash deferred income tax expense of $34.7 million. Operating cash flows were increased to $144.4 million due to a $6.5 million increase in deferred revenue from related parties, an increase in accrued liabilities of $8.1 million, a decrease of $25.5 million primarily due to recognition of pre-FOC payments made to us by NGA under the NextView agreement and an increase in deferred contract costs from related parties of $10.3 million.

In 2007, our operating cash flow reflected net income of $95.8 million, adjusted for non-cash items such as depreciation and amortization expense of $46.8 million, stock-based compensation of $2.6 million and an increase in deferred income tax assets of $59.1 million. Additionally, short- and long-term deferred revenue, including those from related parties, provided cash of $35.8 million primarily from receipt of payments under the NextView agreement. Cash flows decreased due to an increase in accounts receivable, including those from a related party, of $30.7 million primarily due to increased revenue in the fourth quarter from NGA.

In 2006, our operating cash flow reflected net income of $9.2 million, adjusted for non-cash items such as depreciation and amortization expense of $46.0 million and stock-based compensation of $2.2 million. Deferred revenue, including those from related parties, generated cash flow of $24.4 million primarily due to payments received from NGA under the NextView agreement.

In 2008, cash paid for satellite and related ground facilities construction was $80.5 million, $233.4 million and $131.8 million in 2006, 2007 and 2008, respectively. The decrease in satellite construction spending is primarily due to the construction of both the WorldView-1 and WorldView-2 satellites during 2007 and construction of only the WorldView-2 satellite during 2008. We purchased marketable securities of $90.7 million and $163.5 million in 2006 and 2007, respectively. The sale of those securities generated cash of $8.0 million and $249.2 million in 2006 and 2007, respectively. We did not have purchases or sales of securities in 2008. We paid $9.4 million in the twelve month period ended December 31, 2007 for the acquisition of GlobeXplorer.

Cash provided by (used in) financing activities was $127.9 million, $(2.4) million and $37.0 million in 2006, 2007 and 2008, respectively. During 2006, we amended our senior credit facility, to increase its size by $30.0 million, and we received proceeds from the issuance of common stock, net of transaction costs, of

$99.7 million, which were primarily used for construction of WorldView-2. In 2007, we paid $2.0 million in fees associated with the 2006 sale of common stock. In February 2008, we issued senior subordinated notes net of fees and other issuance costs, which primarily were legal fees, of $38.5 million to be used for the construction and launch of WorldView-2.

Senior Credit Facility and Senior Subordinated Notes

We repaid in full our $230.0 million senior credit facility and our senior subordinated notes with the proceeds from the issuance of our senior secured notes.

Senior Secured Notes

On April 28, 2009, we issued $355.0 million principal amount of our senior secured notes, which were used to repay our senior subordinated notes, senior credit facility and fees and expenses associated with the transaction. The senior secured notes mature on May 1, 2014. The senior secured notes are guaranteed by our subsidiaries and secured by nearly all of our assets, including the shares of capital stock of our subsidiaries, the QuickBird and WorldView-1 satellites in operation, and our WorldView-2 satellite, which is in final testing. The senior secured notes bear interest at the rate of 10.5% per annum. Interest is payable semi-annually on May 1 and November 1 of each year.

We may redeem some or all of the senior secured notes after May 1, 2012, at a redemption price equal to 105.25% of their principal amount through May 1, 2013 and 100% thereafter plus, in each case, accrued and unpaid interest. In addition, at any time on or prior to May 1, 2012, we may redeem up to 35% of the aggregate principal amount of the senior secured notes with the net cash proceeds of certain equity offerings at 110.5% of the principal amount plus accrued and unpaid interest. In the event of certain change of control events, we must give holders of the senior secured notes an opportunity to sell us their notes at a purchase price of 101% of the accreted value of such notes, plus accrued and unpaid interest.

The indenture governing the senior secured notes contains a number of significant restrictions and covenants that, among other things, limit our ability to incur additional indebtedness, make investments, pay dividends or make distributions to our stockholders, grant liens on our assets, sell assets, enter into a new or different line of business, enter into transactions with our affiliates, merge or consolidate with other entities or transfer all or substantially all of our assets, and enter into sale and leaseback transactions. The credit market turmoil could negatively impact our ability to obtain future financing or to refinance our outstanding indebtedness.

Off-Balance Sheet Arrangements, Contractual Obligations, Guaranty and Indemnification Obligations

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2008.

Contractual Obligations

We have various contractual obligations impacting our liquidity. The following represents our contractual obligations as of December 31, 2008:

	Payments Due by Period
		Less Than	1-3	3-5	More Than
	Total(1)	1 Year	Years	Years	5 Years
	(in millions)

Operating leases	$18.0	$3.1	$5.5	$5.8	$3.6
Senior credit facility, excluding interest payments	230.0	—	230.0	—	—
Interest payments under our senior credit facility	61.3	21.9	39.4	—	—
Senior subordinated notes, including interest accrual	44.6	—	—	44.6	—
Hitachi distribution fee	5.0	—	5.0	—	—
Construction contracts	167.3	154.3	5.2	5.2	2.6

Total	$526.2	$179.3	$285.1	$55.6	$6.2

(1)	Amounts exclude FIN No. 48 liability of $4.5 million, of which timing of payments is not determinable.

Payments due on our senior credit facility are based on borrowings under such facility as of December 31, 2008. Our senior credit facility and senior subordinated notes were repaid in full in April 2009. For purposes of projecting future cash commitments in the table above, we have used an estimated interest rate under our senior credit facility of 9.5%. Payments due on our senior secured notes as of the date of their issuance totaled $341.8 million, due in more than 5 years (excluding interest). Our operating leases are primarily for office space in the United States. We generally believe leasing office space is more cost-effective than purchasing real estate. The distribution fee from Hitachi Software Engineering Company, Ltd., or Hitachi Software, is refundable if WorldView-2 is not commissioned. Construction contracts are commitments for the remaining estimated costs to test, launch and insure WorldView-2. The failure to launch WorldView-2 as scheduled may delay the period in which the construction contract payments detailed above are paid.

Guaranty and Indemnification Obligations

We enter into agreements in the ordinary course of business with resellers and others. Most of these agreements require us to indemnify the other party against third-party claims alleging that one of our products infringes or misappropriates a patent, copyright, trademark, trade secret or other intellectual property right. Certain of these agreements require us to indemnify the other party against claims relating to property damage, personal injury or acts or omissions by us, our employees, agents or representatives. In addition, from time to time we have made guarantees regarding the performance of our systems to our customers.

Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of GAAP that require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. Our significant accounting policies are presented within Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Our principal source of revenue is the licensing of earth imagery products and services for end users and resellers. Revenue is recognized when an arrangement exists, the solution has been delivered to our customers, the fee is fixed or determinable and the collection of funds is reasonably assured. We have a limited number of agreements with multiple deliverables that we review to determine whether any or all of the deliverables can be separated from one another. If separable, revenue is allocated to the various deliverables based on their relative fair value and recognized for each deliverable when the revenue recognition criteria for that specific deliverable are achieved.

All direct costs are expensed as a cost of revenue. An allowance for doubtful accounts receivable is provided for at the end of each period, based upon management’s assessment of the collectability of outstanding accounts receivable.

Our revenue is generated from: (i) licenses of imagery; (ii) subscription services; and (iii) the recognition of deferred revenue. We recognize revenue from each of our revenue sources as follows:

•	Licenses. Revenue from sales of imagery licenses is recognized when the images are physically delivered to the customer or, in the case of electronic delivery, when the customer is able to directly download the image off of our system.

•	Subscriptions. We have several products and services that allow customers to access imagery on-line and manipulate the imagery before delivery. Customers pay for the subscription at the beginning of the subscription period. The subscription revenue is recorded as deferred revenue and recognized over the subscription period, either on the straight line basis or based on actual product usage, if so specified by the arrangement.

•	Service Level Agreements. We recognize service level agreement revenue net of any allowances resulting from failure to meet certain stated monthly performance metrics. Net revenue is recognized each month because the fee for each month is fixed and non-refundable and is for a defined and fixed level of service each month.

•	Deferred Revenue. Our deferred revenue is composed of payments received in advance of recognition of revenue, the majority of which relate to the following types of arrangements: (i) prepayments from NGA; (ii) the DAP; and (iii) subscription arrangements. To date, all fees received in connection with direct access facility construction have been recorded as deferred revenue and all costs incurred have been recorded as deferred contract costs. In connection with the initial contract under the DAP, in 2005 we received an upfront payment of $10.0 million from Hitachi Software, $5.0 million is non-refundable and $5.0 million is refundable under certain circumstances. The upfront payment is included in deferred revenue and will be recognized to revenue over the estimated customer relationship period upon commencement of the DAP operations, which is expected to occur when WorldView-2 becomes operational. We will be evaluating the estimated customer relationship period when events suggest the period may have changed or at least on an annual basis, and may make adjustments to the amortization period if a change to the estimated life of the relationship is made.

The following additional recognition policies have been applied for significant contracts.

NGA paid us $266.0 million to partially offset the cost of the construction and launch of WorldView-1. These payments were recorded as deferred revenue when received. When WorldView-1 reached FOC in November 2007, we began recognizing the deferred revenue on a straight line basis over the estimated customer relationship period of 10.5 years. We will be evaluating the estimated customer relationship period when events suggest the period may have changed or at least on an annual basis, and may make adjustments to the amortization period if a change to the estimated life of the relationship is made.

Occasionally, we enter into contracts with customers that are required to be deferred over a period of time. If the contract does not have a specified contractual life, we make an assessment as to the likely term of the remaining period of the contractual relationship with the customer. A review of the contractual relationship is performed by management quarterly, and, as such, the potential amortization of the deferred revenue may be adjusted as appropriate.

Accounting for Stock Options

We apply SFAS No. 123R, which requires the fair value recognition provisions of stock-based compensation expense and measures stock compensation at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period. We adopted SFAS No. 123R prospectively and therefore applied the valuation provisions of SFAS No. 123R to all new options and to options that were outstanding prior to the effective date that were subsequently modified.

In order to determine the fair value of our common stock on the date of grant for purposes of calculating the fair value of our stock option grants under SFAS No. 123R, we utilized the most recent valuation performed prior to the grant date, in each case within 90 days of the grant.

Since our common stock has not been publicly traded, we established a peer group of comparable publicly traded companies and utilized their reported cash operating earnings and revenue multiples as of each valuation date. At each valuation date we reviewed the companies that comprise the peer group and, from time to time have changed the composition of the peer group, based on changes to our business or the business of the comparable companies and other factors outside of our control, such as mergers and consolidations.

At each stock option grant date, we utilized the peer group data to calculate our expected volatility. Expected volatility was based on comparable companies’ four-year history. Expected term and forfeiture rate were based on the timing of this offering, existing employee exercise patterns and our historical pre-vested forfeiture experience. The risk-free rate was based on an average of the yields of the treasury note with a maturity corresponding to the expected option life assumed at the grant date.

Changes to the underlying assumptions, including increased forfeiture rates, may have a significant impact on the underlying value of the stock options, which could have a material impact on our financial statements. As of December 31, 2008, there was a total of $8.6 million of unrecognized expense which will be recognized over a weighted average period of 2.7 years.

The following table sets forth all stock option grants, including the fair value of our common stock as determined by the board of directors from June 14, 2007 through the date of this prospectus and the variations between the fair value and the assumed initial public offering price of $17.00 per share, the midpoint of the range set forth on the cover page of this prospectus:

				Estimated	Variance
				Fair	between
	Number			Value per	Common
	of Options		Estimated	Share of	Stock
	Granted	Exercise	Fair Value	Common	valuation
Date of Grant	(000s)	Price	per Option	Stock	and $17.00

June 14, 2007	862	$22.50	$8.80	$22.50	$5.50
September 12, 2007	67	22.50	7.85	22.50	5.00
January 31, 2008	449	27.40	9.20	27.40	10.40
March 7, 2008	224	27.40	9.15	27.40	10.40
March 16, 2008	12	27.40	9.00	27.40	10.40
April 17, 2008	33	27.40	8.95	27.40	10.40
July 31, 2008	90	27.40	9.55	27.40	10.40
November 3, 2008	310	21.10	9.10	21.10	4.10
November 3, 2008*	30	22.10	22.10	22.10	4.10
February 23, 2009	227	21.30	10.55	21.30	4.30
March 23, 2009	319	21.30	10.70	21.30	4.30

*	Restricted stock

We issued 4.4 million shares of our common stock to institutional investors at a price of $22.50 per share on December 20, 2006. On January 4, 2007, we acquired GlobeXplorer for cash consideration and the issuance of common stock at a price of $22.50 per share. The board of directors utilized this value as the exercise price for all stock options grants approved during 2007 until the commissioning of the WorldView-1 satellite on November 16, 2007. At that time, due to the significant economic value related to the successful commissioning of the WorldView-1 satellite, the board determined the fair value of the stock to be $27.40. Beginning in March 31, our board of directors adopted a policy to conduct a valuation of the common stock on a quarterly basis as described above and below. These valuations were consistent until the third quarter of 2008. Due to the capital market crisis and downturn in the economy beginning in the third quarter of 2008, the market multiples demonstrated by the companies comprising our peer group showed a decrease in revenue and cash operating earnings multiples and therefore we lowered the terminal revenue and cash operating earnings multiples used in the discounted cash flow calculation to reflect the decrease in the market multiples which resulted in a decreased common stock value.

In conducting the valuation of our common stock, we performed the following analysis:

•	analysis of our assets, financial and operating history, and future operations;

•	analysis of our audited and unaudited financial statements and other financial and operational data;

•	analysis of our business, financial and operating history, the nature of our product and services, and competitive position in the marketplace;

•	independent research concerning the satellite imagery industry;

•	research and analysis concerning the companies in our peer group, and transactions involving our peer group companies;

•	independent research regarding the then current economic conditions and outlook for the United States economy; and

•	analysis and estimation of the fair value of our common stock as of the date of the analysis.

Based on the investigation and analysis described above, we established the fair market value of our common stock using market and income approaches to valuation. The market approach relied on the pricing parameters of our peer group. The income approach discounted our cash flows at a cost of capital commensurate with the risk of an investment in the company.

Valuation Methodology

We determined the fair value of our common stock by using a combination of two different approaches to value the company and applied a weighting to each approach. The approaches utilized in our valuation of our common stock are the income approach and the market multiple approach.

Under the income (or discounted cash flow) approach, our estimated annual revenue and cash flow projections (based on our internal financial forecasts) were discounted to their present values to estimate the value of the company. Our financial forecasts were prepared for at least the next four years and include a growth rate and an exit multiple based upon our internal projections. The discount rate used corresponds to our estimated weighted average cost of capital. Our weighted average cost of capital was computed by selecting market rates on the valuation dates for debt and equity that were reflective of the risks associated with an investment in our industry as estimated by using the companies in our peer group. We used weighted revenue and cash operating earnings multiples to determine the market value of equity.

Under the market multiple approach, we compared ourselves to the companies in our peer group. The market multiples of those companies were calculated as of the applicable valuation date and were then applied to our historical and forecasted financial results at the applicable valuation date to estimate the value of the company.

Following is a table with the discount rates, revenue and cash operating earnings multiples, and the weighing applied to those multiples for the valuations performed over the last two years:

				Cash
				Operating
	Discount	Revenue		Earnings
Date of Valuation	Rates	Multiple	Weight	Multiple		Weight

3/31/2007	29%	4.0x	25%	10.0	x	75%
6/30/2007	29%	4.0x	25%	10.0	x	75%
11/16/2007	25%	4.0x	25%	10.0	x	75%
2/25/2008	23%	4.0x	25%	10.0	x	75%
6/30/2008	22%	3.2x	25%	9.5	x	75%
9/30/2008	20%	2.6x	25%	8.2	x	75%
12/31/2008	20%	2.5x	50%	8.0	x	50%

We also performed a Monte Carlo simulation on the valuation approaches summarized above by assigning probabilities around the key assumptions. We assumed triangular distributions around each of the key value drivers, which included cash operating earnings and revenue multiples utilized in the market approach, projected revenue growth, gross margins and terminal period multiples utilized in the income approach. In determining this range, the income approach was given the most weight due to our early stage in comparison to most of the companies in our peer group.

Property and Equipment

Property and equipment are recorded at cost. Pursuant to SFAS No. 34 the cost of our satellite includes capitalized interest cost incurred during the construction and development period. In addition, capitalized costs of our satellite and related ground systems include internal direct labor costs incurred in the construction and development, as well as depreciation costs related to assets which support the construction and development of our satellite and related ground systems. Ground systems are placed into service when they are ready for their intended use. While under construction, the costs of our satellites are capitalized during the construction phase, assuming the eventual successful launch and in-orbit operation of the satellite. If a satellite were to fail during launch or while in-

orbit, the resulting loss would be charged to expense in the period in which such loss were to occur. The amount of any such loss would be reduced to the extent of insurance proceeds received as a result of the launch or in-orbit failure.

We capitalize certain internal and external software development costs incurred to develop software for internal use in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, or SOP 98-1. We expense the costs of developing computer software until the software has reached the application development stage and capitalize all costs incurred from that time until the software is ready for its intended use, at which time amortization of the capitalized costs begins. Determination of when the software has reached the application development stage is based upon completion of conceptual designs, evaluation of alternative designs and performance requirements. Costs of major enhancements to internal use software are capitalized while routine maintenance of existing software is charged to expense as incurred. The determination of when the software is in the application development stage and the ongoing assessment of the recoverability of capitalized computer software development costs requires considerable judgment by management with respect to certain factors, including, but not limited to estimated economic life and changes in software and hardware technology.

Internal use capitalized software costs are amortized on a product-by-product basis over their expected useful life, which is generally three to five years. Software costs that are directly related to a satellite are capitalized with the satellite and amortized over the satellites useful life. Amortization expense related to capitalized software costs, exclusive of software costs amortized as part of the cost of our satellites, was $9.5 million, $8.1 million and $7.2 million, for the years ended December 31, 2006, 2007 and 2008, respectively.

Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, such as three to seven years for computer equipment and seven to ten and one half years for most other assets, including the satellite and ground stations. Leasehold improvements and assets used pursuant to capital-lease obligations are amortized on a straight-line basis over the shorter of their useful lives or lease terms; such amortization is included in depreciation expense. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in operations. Repairs and maintenance are expensed as incurred.

Asset Valuation and Estimated Useful Lives

Asset valuation includes assessing the recorded value of certain assets, including accounts receivable, goodwill, capitalized contract and related satellite costs and other intangible assets. We use a variety of factors to assess valuation, depending upon the asset. Accounts receivable are evaluated based upon the creditworthiness of our customers, historical experience, the age of the receivable and current market and economic conditions. Should current market and economic conditions deteriorate or if our other assumptions are not met, our actual bad debt experience could exceed our estimate.

We capitalize interest, an allocated portion of launch insurance premiums, contract costs and internal direct labor costs incurred in, and depreciation costs related to assets that support the construction and development of our satellites and related ground systems. Once a satellite is operational, we depreciate the asset over the expected operational life. Changes in the estimates of the operational life of the asset are reflected in subsequent periods as adjustments to future depreciation expenses.

Following each launch, and at least annually thereafter, we review the expected operational life of our satellites. We determine a satellite’s expected operational life using a complex calculation involving the probabilities of failure of the satellite’s components from design or manufacturing defects, environmental stresses or other causes. The expected operational lives of our satellites are affected by a number of factors, including the quality of construction, the supply of fuel, the expected gradual environmental degradation of solar panels and other components, levels of solar radiation, the durability of various satellite components and the orbits in which the satellites are placed.

Other intangible assets are evaluated based upon the expected period during which the asset will be utilized, forecasted cash flows, changes in technology and customer demand. Changes in judgments on any of these factors could materially impact the value of the asset. The fair value of our reporting units is based upon a discounted cash flow analysis, which is used to determine if we have a goodwill impairment. The analysis considers estimated revenue and expense growth rates. The estimates are based upon our historical experience and projections of future activity, considering customer demand, changes in technology and a cost structure necessary to achieve the related revenue. Changes in judgments on any of these factors could materially impact the value of the asset.

In determining the purchase price allocation in connection with the GlobeXplorer acquisition, we obtained projected financial results from GlobeXplorer, adjusted those projections based on our knowledge of the market and then valued GlobeXplorer with a discounted cash flow model using those projections, an appropriate weighted cost of capital as a discount factor and an appropriate terminal multiple of earnings before interest, taxes, depreciation and amortization. After our initial valuation, we allocated the purchase price by performing a discounted cash flow valuation of GlobeXplorer’s business, the value of customer relationships, the value of the core technology and the value of certain relationships with prior management.

Income Taxes

We follow SFAS No. 109, Accounting for Income Taxes, or SFAS No. 109. The current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed each year. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in enacted tax laws is recognized as an adjustment to the tax provision or benefit in the period of enactment. The overall change in deferred tax assets and liabilities during the period is equal to the deferred tax expense or benefit for the period. The carrying value of deferred tax assets may be reduced by a valuation allowance if, based upon the judgmental assessment of available evidence, it is deemed more likely than not that some or all of the deferred tax assets will not be realizable.

As of December 31, 2008, there are no income tax positions for which the unrecognized tax benefits will significantly increase or decrease during the next twelve months. Tax years still open for examination by federal and major state agencies as of December 31, 2008 are 1996 through 2008. Federal and state agencies may disallow research tax carryforwards, net operating loss carryforwards and other carryforwards previously claimed.

As of December 31, 2008, we had federal and state net operating loss carryforwards of $82.8 million and $51.1 million, respectively, available to offset future federal and state taxable income. If not used, the net operating loss carryforwards will expire at various times during the period from 2010 to 2025. Under Section 382 of the Internal Revenue Code of 1986, or the Code, in general, an aggregate increase of more than 50% in the percentage ownership in value of our stock by 5% or greater stockholders (including public groups) over a running three year period constitutes an “ownership change” for federal income tax purposes. Such an ownership change may limit our ability to use, for both regular and alternative minimum tax purposes, any net operating loss carryforwards attributable to the periods prior to the ownership change. We believe that such ownership changes have occurred and may occur in the future to further limit the use of our net operating loss carryforwards. We also believe that any future ownership changes should not have a material adverse effect on the use of our existing net operating loss carryforwards.

Recently Adopted Accounting Standards

In February 2008, the FASB issued FASB Staff Position No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and other Accounting Pronouncements that address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13, FSP 157-1 amending FASB Statement No. 157, Fair Value Measurement, or SFAS No. 157 to exclude FASB Statement No. 13, Accounting for Leases, or SFAS No. 13, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. This scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141 or SFAS No. 141R regardless of whether those assets and liabilities are related to leases. FSP 157-1 will be effective upon the initial adoption of SFAS No. 157. On February 12, 2008, the FASB issued Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS No. 157 for non-financial assets and non-

financial liabilities to fiscal years beginning after November 15, 2008. On October 10, 2008, the FASB issued Staff Position No. FAS 157-3, effective upon issuance, that addresses the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. With the previously stated exception, we adopted SFAS No. 157 as of January 1, 2008. See the required disclosures under the heading Fair Values of Financial Instruments within note 2 to our consolidated financial statements, included elsewhere in this prospectus.

On January 1, 2008, adoption covers only financial assets and liabilities and those non financial assets and liabilities already disclosed at fair value in the financial statements on recurring basis but, subject to a deferral, will expand to all other non-financial assets and liabilities as of January 1, 2009. We are in the process of evaluating what impact applying SFAS No. 157 to all other non-financial assets and liabilities will have on our consolidated financial statements but do not anticipate any material impact at this time.

New Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60, or SFAS No. 163. SFAS No. 163 seeks to clarify treatment inconsistency under SFAS No. 60 and expand disclosures for financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claims. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years; disclosure requirements in paragraphs 30(g) and 31 are effective for the first period (including interim periods) beginning after May 23, 2008. We do not believe that this statement will have any effect on our presentations and classifications in our financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, or SFAS No. 162, that identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 also serves to elevate the status of FASB Statement of Financial Accounting Concepts to be equal to FASB standards as both are subject to the same review, evaluation and approval process. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. We do not believe that this statement will have any effect on our presentations and classifications in our financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133, or SFAS No. 161, that expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133. SFAS No. 161 requires additional disclosures regarding: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133; and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. In addition, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives described in the context of an entity’s risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS No. 161 is effective for fiscal years and interim periods within these fiscal years, beginning after November 15, 2008. We are currently evaluating the effects, if any, that SFAS No. 161 may have on the presentation and classification of these activities in our financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 establishes accounting and reporting standards for a parent company’s noncontrolling, or minority, interests in its subsidiaries. SFAS No. 160 also provides accounting and reporting standards for changes in a parent’s ownership interest of a noncontrolling interest as well as deconsolidation procedures. This statement aligns the reporting of noncontrolling interests in subsidiaries with the requirements in International Accounting Standards 27 and is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. We do not expect the adoption of this statement to have a material effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, or SFAS No. 141R. SFAS No. 141R expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS No. 141R also requires that all assets, liabilities, contingent considerations and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141R requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, changes in accounting for deferred tax asset valuation allowances be expensed after the measurement period and acquired income tax uncertainties be expensed after the measurement period. SFAS No. 141R is effective for years beginning after December 15, 2008, with early adoption prohibited. The adoption of this standard will impact any future acquisitions consummated by us.

In December 2007, the FASB ratified EITF Issue No. 07-1, Accounting for Collaborative Arrangements, or EITF No. 07-1, which requires that revenue generated and costs incurred by the parties in the collaborative arrangement be reported in the appropriate line in each company’s financial statement pursuant to the guidance in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, or EITF No. 99-19 and not account for such arrangements on the equity method of accounting. EITF No. 07-1 also includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, and the amount and income statement classification of collaboration transactions between the parties. EITF No. 07-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively (if practicable) to all prior periods presented for all collaborative arrangements existing as of the effective date. We have evaluated the effects that EITF No. 07-1 may have on the presentation and classification of these activities in our financial statements and do not believe that it will effect our financial statement presentation.

In April 2008 the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets or FSP No. 142-3. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP No. 142-3 is effective for us as of January 1, 2009, on a prospective basis, and early adoption is prohibited. We are currently evaluating the effects, if any, that FSP No. 142-3 may have on the presentation and classification of our effected assets in our financial statements.

Quarterly Results

	Quarters Ended 2007					Quarters Ended 2008
	March 31	June 30	Sept. 30	Dec. 31		March 31	June 30		Sept. 30	Dec. 31
	(unaudited)
	(in millions)

Revenue	$30.6	$30.9	$39.4	$50.8	(1)	$68.8	$67.4		$66.8	$72.2

Income before income taxes	4.1	5.6	13.5	14.7		23.5	21.7		23.8	22.9
Income tax benefit (expense)	(0.1)	—	(0.1)	58.1	(2)	(9.4)	(10.1	)(3)	(9.5)	(9.1)

Net income	$4.0	$5.6	13.4	$72.8		$14.1	$11.6		$14.3	$13.8

(1)	In the fourth calendar quarter of 2007, we began generating revenue from our WorldView-1 satellite.

(2)	During the fourth quarter of 2007, we released our deferred tax valuation allowance of $59.1 million based on a determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.

(3)	In connection with the preparation of our 2007 federal income tax return, we determined that certain adjustments should have been made prior to the release of the valuation allowance that was recorded in the fourth quarter of 2007 of $59.1 million. We noted that the net operating loss carryforward recorded as a deferred tax asset as of December 31, 2007 and related income tax benefit for the year ended December 31, 2007 should have been reduced by $1.4 million. We determined the adjustment is not material as of or for the years ended December 31, 2007 and 2008. Accordingly, the error was corrected in the second quarter of 2008.

Quantitative and Qualitative Disclosures about Market Risk

Our major market risk relates to changing interest rates. As of December 31, 2008, we had outstanding floating-rate term loan debt of $230.0 million, none of which is current. Under our senior credit facility, we were required to maintain one or more interest rate swap agreements for the aggregate notional amount of $100.0 million. Accordingly, we were party to a swap agreement that effectively fixed the interest rate on $100.0 million of principal value of our outstanding term loans at 10.5%. As of December 31, 2008, the swap agreement had a notional amount of $100.0 million and fair value of $(1.0) million. For further information on the swap agreement, see note 7 to our consolidated financial statements included elsewhere in this prospectus. The swap agreement was terminated in connection with repayment of the senior credit facility in April 2009.

A hypothetical interest rate change of 1% on our senior credit facility would have changed interest incurred for the years ended December 31, 2007 and December 31, 2008 by $2.3 million. The interest incurred on the swap agreement would not have changed interest incurred as nearly all interest is capitalized. In addition, a hypothetical interest rate change of 1% on our swap agreement would have changed the fair value of the interest swap at December 31, 2008 by $0.3 million.

We do not currently have any significant foreign currency exposure. Our revenue contracts are primarily denominated in U.S. dollars and the vast majority of our purchase contracts are denominated in U.S. dollars.

Seasonality

We do not expect seasonality to have a material impact on our business in the future.

BUSINESS

Overview

We are a leading global provider of commercial high resolution earth imagery products and services. Our products and services support a wide variety of uses such as defense and intelligence initiatives, mapping and analysis, environmental monitoring, oil and gas exploration, and infrastructure management. Our principal customers include U.S. and foreign defense and intelligence agencies and a wide variety of commercial customers, such as internet portals, companies in the energy, telecommunications, utility and agricultural industries, and U.S. and foreign civil agencies. The imagery that forms the foundation of our products and services is collected daily via our two high resolution imagery satellites and managed in our industry-leading content archive, which we refer to as our ImageLibrary. We offer a range of on- and off-line distribution options designed to enable customers to easily access and integrate our imagery into their business operations and applications.

Our products and services provide customers and end users with up-to-date and historical earth imagery, enabling them to more efficiently map, monitor, analyze and navigate the physical world. We believe that there are opportunities for growth in the sales of our products and services driven by increased U.S. and foreign government and commercial reliance on up-to-date high resolution imagery, and expanding awareness of earth imagery applications. Our products and services are incorporated into a growing number of location-based applications, including Google Maps and Microsoft Virtual Earth, and mobile devices from vendors such as Garmin and Nokia, which we believe has increased familiarity with our products and services.

We own and operate two imagery satellites that we believe offer among the highest collection rates and resolution, and among the most sophisticated technical capabilities in the commercial market today. Our satellites collect both black and white, and multi-spectral imagery which shows visible color and non-visible light, such as infrared. We are able to merge lower resolution multi-spectral imagery with high resolution black and white imagery to create high resolution color imagery. Our QuickBird satellite, launched in 2001, collects black and white imagery at a resolution of 61 centimeters and multi-spectral imagery at a resolution of 2.44 meters. Our WorldView-1 satellite, launched in 2007, collects black and white imagery at a resolution of 50 centimeters. Together, our satellites are capable of collecting nearly one million square kilometers of imagery per day, an area greater than the combined land mass of France and Germany. This proprietary imagery is added daily to our ImageLibrary, which currently houses more than 660 million square kilometers of high resolution earth imagery, an area greater than four times the earth’s land mass. We believe that our ImageLibrary is the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available. The planned launch of WorldView-2, our third satellite, in September or early October 2009 is expected to nearly double our collection capabilities to nearly two million square kilometers per day, enable intra-day revisits to a specific geographic area, and enhance our ability to collect up-to-date imagery in those areas of greatest interest to our customers.

Our distribution capabilities and software tools enable customers to access, use and integrate our products and services in the way best suited to their business operations and applications. Customers can browse and order imagery on-line through our search and discovery tools, and our products and services can be delivered or accessed via the media of their choice. Certain customers elect to take delivery of the imagery off-line, and manage and host the imagery for their end users. We deliver imagery to these customers via physical media, such as DVD, CD or hard drive, or file transfer protocol, or FTP. End users then access our imagery products and services via specialized geospatial third-party software, easy-to-use desktop software or as part of the customer’s own service or device. Other customers elect to have us host the imagery. End users then access the imagery solution via our web services applications ImageConnect and ImageBuilder.

We sell our products and services through a combination of direct and indirect channels, including direct enterprise sales, international sales agents, strategic alliances, web services and a global network of resellers.

Market Opportunity

The commercial high resolution earth imagery industry is dynamic and growing. According to BCC Research, the remote sensing market was $7.3 billion in 2007 and is expected to grow to $9.9 billion by 2012. We compete today in a segment of this market that includes the sale of earth imagery at a resolution of three meters or better and related products and services, which BCC estimates was $1.9 billion in 2007 and is expected to grow to $3.2 billion by 2012. The major growth drivers of our segment are:

•	Increasing Reliance on Commercial Products and Services by the U.S. and Foreign Governments. In 1992, the U.S. government acknowledged the potential public benefit resulting from creating commercial sources of satellite imagery and using the imagery for civilian applications, including global change detection, emergency management, planning and zoning, as well as providing an unclassified source of imagery for national security activities. Since 1992, the U.S. commercial satellite imaging industry has developed rapidly with the strong encouragement and support of the federal government. Four successive presidential administrations reaffirmed U.S. government policy to promote a vibrant commercial satellite imaging sector.

The U.S. government is increasingly relying on commercial remote sensing space capabilities to provide unclassified earth imagery for defense, intelligence, foreign policy, homeland security and civil needs. Under the NextView programs, NGA purchases earth imagery content and related products and services from commercial providers on behalf of various agencies within the U.S. government, including the Department of Defense, the Department of State, the Defense Intelligence Agency, the National Security Agency, the Department of Homeland Security and the Central Intelligence Agency.

The growing need for commercially available and readily distributable unclassified imagery is driven, in part, by globalization and the increased cooperation between U.S. and foreign governments, and between multiple state and civil agencies and organizations in endeavors such as the war on terror, disaster relief and global environmental monitoring. Many foreign governments also use commercial earth imagery to help meet their defense, intelligence, and civil needs.

•	Expanding Use of Location-Based Information by Commercial Enterprises and Civil Agencies. Commercial enterprises and civil government agencies throughout the world continue to expand their use of satellite imagery for mapping, monitoring, analyzing and planning activities. Commercial enterprises are also using location-based information to help plan and manage business infrastructures and supply chains to capture efficiencies across functions. Business software providers, such as Autodesk, Oracle, SAP and SAS, are enhancing their products and services by incorporating imagery products and services. U.S. and foreign civil agencies are using satellite imagery for many purposes, including establishing effective police and fire emergency routes, and classifying land use for growth planning and tax assessments. We believe that commercial enterprises and civil agencies are also beginning to recognize the value of using historical imagery and data in combination with the most current data to better observe and analyze changes on the ground.

•	Growing Use of Imagery to Monitor Economic Development. Developing countries in Asia, Eastern Europe and Latin and South America are experiencing significant changes as a result of their economic growth and development. These countries are increasingly relying on imagery for many purposes, such as building and maintaining current maps that catalogue this development and change. For example, Chinese civil agencies utilize earth imagery for infrastructure and environmental planning related to significant changes in population movements and large industrial infrastructure investments, among other uses.

•	Increasing Use of Imagery in Consumer Applications. The introduction of earth imagery overlays to digital maps by major internet portals, such as Google and Microsoft, has increased consumer awareness of, and demand for, location-based applications that utilize earth imagery. Large-scale mapping capabilities are being combined with up-to-date images and information to create new and more powerful consumer applications and products for use in real-estate applications, GPS-based mobile devices and next generation video games. We believe that personal navigation and wireless communication device manufacturers, such as Nokia, are turning to imagery as another point of product differentiation in an increasingly competitive industry. Major manufacturers of personal, automotive and marine devices, such as Garmin, sell navigation products and services that integrate maps, satellite imagery and dynamic location content, such as turn-by-turn directions and live traffic information. We expect this trend to accelerate as device costs decrease and screen resolution, processing power and connectivity improve.

The growing demand for imagery products and services from an increasingly diverse customer base places new demands on providers of high resolution earth imagery. We believe that users are increasingly requiring imagery that is up-to-date, comprehensive, readily available and easy to integrate into their workflows. As a result, users are turning to commercial providers that have large-scale imaging capabilities and can deliver this content to them efficiently and effectively.

Competitive Strengths

A number of significant competitive strengths differentiate us from our competitors. These include:

•	Leading Imagery Collection Capabilities. We own and operate two imagery satellites that we believe offer among the highest collection rates and resolution, and among the most sophisticated technical capabilities available in the commercial market today. We currently operate two imagery satellites capable of capturing images at a resolution of 61 centimeters or better. With the launch of our WorldView-2 satellite, we expect to nearly double our collection capabilities to nearly two million square kilometers per day and achieve intra-day revisit capability. WorldView-2 will also make us the only commercial earth imagery provider with 8-band multi-spectral capability, which enables change detection and mapping through a more robust color palette for crisper color imagery products and services and enhanced analysis of non-visible characteristics of the earth’s surface and underwater.

•	Large and Rapidly Expanding ImageLibrary. We believe that our ImageLibrary houses the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available. Our ImageLibrary contains more than 660 million square kilometers of high resolution earth imagery and is currently growing at an average rate of 745,000 square kilometers per day. Our comprehensive ImageLibrary enables our customers to use up-to-date and historical images for real-time planning purposes and to perform comparison analyses with our historical images. Our ImageLibrary covers all of the world’s 300 largest cities at a resolution of 61 centimeters or better and covers a substantial portion of the population in the United States, Canada, Western Europe, China, Russia, India and Brazil, including a total population coverage of over two billion, 127 cities with populations of over one million, 1,625 ports and harbors and 6,321 airports. We continue to create innovative solutions to monetize this valuable content. For example, we offer our customers CitySphere, a collection of 300 of the world’s largest cities that is refreshed every two years.

•	Strong, Strategic Customer Relationships. Our largest customer, the U.S. government, has been highly supportive of the development of the commercial earth imagery industry and has purchased imagery from us since 2002. The strength of our relationship with the U.S. government has facilitated the growth of our international defense and intelligence and commercial businesses and positions us well for future opportunities with these customers. Our relationships with providers of location-based information, such as Google, Microsoft, Nokia, NAVTEQ and Garmin, provide increased awareness of our products and services, represent a variety of types of commercial uses for our products and services and, we believe, are significant to the growth of our commercial business.

•	Significant Barriers to Entry. We have made significant capital investments in our satellites, ground infrastructure and imagery archive. The development and launch of a high resolution satellite typically takes four years or longer. Our industry is highly regulated due to the sensitive nature of satellite technology, and new entrants would need considerable technical expertise and face substantial up-front capital outlays and long lead times to secure necessary licenses. Finally, new entrants into the market would be unable to replicate the historical context provided by our extensive ImageLibrary without significant expense.

•	Experienced Management Team. Our management team combines deep knowledge, experience and technical expertise within the satellite imagery industry with a track record of innovation and growth in the commercial sector. In 1993, our founder and Chief Technical Officer obtained the first license from the U.S. government to operate a commercial high resolution satellite in the United States. Our team has demonstrated significant capabilities in launching and operating satellites, as well as managing the large volume of imagery information we collect. In addition, several members of our senior management team have previous experience working in U.S. defense and intelligence agencies, which we believe provides us with a competitive advantage in serving our core government customers in the United States and abroad.

Strategy

Our objective is to enhance our leading position in developing and delivering commercial high resolution earth imagery products and services. To achieve this goal, we adhere to a strategy that is grounded in our core strengths and focused on offering the most comprehensive, most up-to-date and most accessible content in the industry. Key aspects of our strategy include:

•	Drive Adoption of Imagery Products and Services in Mass Market Applications. We will continue to work closely with our customers to develop new applications that facilitate ease of use of our imagery. For example, we are collaborating with personal navigation and wireless communication device manufacturers and internet portals to develop consumer products and applications that utilize high resolution earth imagery to enhance the navigational and mapping features in their products and services. The ease with which our customers can incorporate and integrate our imagery into third-party platforms makes high resolution earth imagery a valuable core component of these integrated information applications. We also intend to continue to invest in technologies that will expand the applications for our imagery and leverage our extensive and rapidly growing ImageLibrary.

•	Monetize Content From Our Growing ImageLibrary. We are committed to ensuring that our ImageLibrary contains the most up-to-date and comprehensive earth imagery that is commercially available. We strategically operate our satellites to expand our ImageLibrary by capturing imagery of areas of greatest interest to our customers. We will seek to monetize this content by offering our products and services to an increasing variety of customers. Additionally, we are committed to investing in software tools that will enable our customers to derive greater value from our products and services.

•	Leverage Our Existing Customer Base. Our strategic relationship with NGA provides a substantial foundation upon which to expand our relationships with defense and intelligence agencies, and enables us to enhance our commercial offerings. Earth imagery collected and licensed to our existing customers is maintained in our ImageLibrary and provides a content archive that can be incorporated into new products and services for both new and existing customers.

•	Offer Flexible Distribution to Enhance Accessibility. Customers can access and integrate our imagery simply and efficiently via the media of their choice, including desktop applications, web services or physical media. We intend to continue to develop our processing and delivery capabilities to provide our customers with user-friendly access to our imagery content. For example, we augmented our imagery distribution capabilities with the acquisition of GlobeXplorer in January 2007, which allows our customers to access a designated portion of the ImageLibrary on-line or provide on-line access to their end users. In addition, under our DAP, certain customers, with prior approval from the U.S. government, will be able to task our WorldView-1 and WorldView-2 satellites from their own secure access facilities and receive data directly into their facilities for processing and use.

•	Extend Our Industry Leading Earth Imaging Capabilities. With the launch of QuickBird in 2001, we established a leadership position in the commercial high resolution earth imagery industry. QuickBird offered what was then the world’s highest resolution commercial satellite imagery, the largest image area and the greatest on-board storage capacity of any commercial high resolution satellite imagery provider. The recent launch of WorldView-1 has significantly increased our capabilities. WorldView-1 has a collection capacity of nearly 274 million square kilometers per year and QuickBird’s collection capability is 77 million square kilometers per year. We plan to launch WorldView-2 in September or early October 2009. Upon its successful launch and deployment, we will expand our capabilities and product offerings by increased collection rates, intra-day site revisits and enhanced multi-spectral imagery. We believe these innovations will extend our market leadership. Finally, decreased delivery times for tasked orders will allow our customers to receive images within a few hours, rather than a few days.

Customers and Their Applications

In 2007 and 2008 we generated 68.2% and 80.2%, respectively, of our revenue from defense and intelligence customers and 31.8% and 19.8%, respectively, of our revenue from commercial customers.

Defense and Intelligence

Our largest single customer, is the U.S. government, which, through NGA, purchases imagery products and services under the NextView program on behalf of various agencies within the U.S. government. The NextView program is the follow-on program to the ClearView program.

Other U.S. defense and intelligence customers include defense contractors. The largest source of our revenue in 2007 and 2008 was from U.S. and Canadian defense and intelligence customers, accounting for $90.9 million or 59.9% and $205.5 million or 74.7%, respectively, of our total revenue.

Our international defense and intelligence customers are located throughout the world. We sell to these customers both directly and through resellers. Most of our international defense and intelligence revenue is generated through contracts with foreign intelligence agencies or defense organizations, from which we receive quarterly or semi-annual pre-payments in exchange for delivering specific orders to the end customer. International defense and intelligence customers accounted for $12.5 million or 8.2% and $15.3 million or 5.6%, respectively, of our total revenue in 2007 and 2008.

Our defense and intelligence customers are principally defense and intelligence agencies of U.S. or foreign governments who use our imagery for a broad range of purposes, including:

•	Mapping. Our imagery content is used to produce traditional hard copy mapping products, large-scale maps suitable for supporting defense and intelligence operations and site diagrams, as well as digital forms of these maps.

•	Monitoring. Defense and intelligence agencies use our imagery to identify ground-based armor, artillery and support vehicles, naval vessels and military aircraft. In addition, our imagery supports monitoring of drug crop production or other illicit activities as well as agricultural or environmental changes. Our products and services enable identification of the type of crop, its growth rate and location.

•	Imagery Analysis. Our imagery is used to support the monitoring of force deployments, battle assessments and change in facilities over time.

•	Disaster Response. The comprehensiveness of our ImageLibrary enables our customers to use up-to-date images for real-time planning purposes and, in combination with historical images, to perform before and after analyses to evaluate ground conditions, guide recovery and rebuilding efforts and direct response teams to the fastest, safest access routes.

•	Training. Defense and intelligence contractors and specialized third parties use our imagery as the foundation for interactive 3D fly-throughs in a specific region for training and planning purposes.

Commercial

Our commercial business consists of both traditional and integrated information customers. Our traditional customers are primarily civil governments, and energy, telecommunications, utility and agricultural companies and, like our defense and intelligence customers, use our content for mapping, monitoring, analysis and planning activities. Our integrated information customers use our content to enhance and expand other information products and services that they develop and sell to the commercial market.

Our commercial customers are located throughout the world. We sell to these customers both directly and through resellers. Our commercial revenue is generated both through purchases of our products and services on an as-needed basis and multi-year contracts.

Examples of our commercial customers’ applications of our imagery products and services include:

Traditional Customers

•	U.S. Civil Agencies. Support a wide range of applications for urban planning, natural resources exploration, land resource management, classification of land use, change monitoring, disaster assessment, emergency response and public works.

•	International Civil Agencies. Utilize imagery for national mapping projects, decreasing the time, cost and overhead of field review, land surveying and most of the applications described for U.S. civil agencies. International civil agencies represent one of the fastest growing opportunities for us, especially in growing markets in Asia, Russia, the Middle East and South America.

•	Energy. Capture operating cost efficiencies, facilitate decision making and contribute to responsible development of energy resources through all phases of exploration, production and distribution.

•	Telecommunications. Used in a wide range of applications, including capacity planning, right-of-way governance, network monitoring, facilities and asset management, site planning and environmental studies.

•	Utilities. Analyze facilities and neighboring areas to gain efficiencies for daily operations. Detail the placement of utility infrastructure, its surrounding environment, both urban and rural, and the changes that take place over time.

•	Natural Resources. Facilitate assessment of crop growth and health, wildfire risks, classification of crop and soil types, measurement of moisture content, and mapping of watersheds.

•	Insurance. Provide a quick and efficient means to monitor and assess insured assets and surrounding environments, respond to catastrophes worldwide and monitor claims.

Integrated Information Customers

•	Internet Portals. Portals, including Google and Microsoft, utilize our imagery in their location-based applications in order to provide their end users with a real world view for better situational awareness. Our imagery helps their visitors explore geography, get directions, plan a trip or find sites of interest more effectively.

•	Personal Navigation Device Providers. These customers increasingly incorporate our imagery into mobile devices for fleet routing, remote field operations, business intelligence and personal uses.

•	Wireless Communication Device Manufacturers. These customers incorporate our imagery into wireless communication devices for personal use.

•	Video Game Developers. Next generation video game developers assimilate our imagery, rendered in 3D by third parties, to create realistic simulations.

Our Products and Services

Our satellites collect high resolution earth imagery and we provide, along with the imagery, a wide range of other information, including latitude and longitude, sun angle, time, cloud coverage and photographic angle. This information is critical to the application of our imagery products and services.

We offer earth imagery products and services to our customers that are comprised of imagery that we process to varying levels according to the customer’s specifications and deliver using the distribution method that best suits their needs.

Content

Customers can purchase our imagery content either by placing data orders to meet their specification, which requires specific tasking of our satellites or purchasing images that are archived in our ImageLibrary. We generated approximately 20.3% of our total commercial revenue from paid tasking and 79.7% from our ImageLibrary for the twelve months ended December 31, 2008.

Customers can order content from our ImageLibrary archive, either for a specific area of interest, or as a bundle of imagery and data for a region or type of location, such as cities, ports and harbors or airports. For example, our

CitySphere product features color imagery for 300 of the world’s largest cities that is refreshed every two years. Our ImageLibrary currently houses what we believe to be the most comprehensive, up-to-date high resolution commercial earth imagery in the world. It is a collection of substantially all imagery acquired by our QuickBird and WorldView-1 satellites, whether tasked for a specific customer or collected on a speculative basis, as well as aerial imagery and other satellite imagery we have purchased to supplement our satellite imagery. We collect and store hundreds of thousands of high resolution imagery scenes covering over 660 million square kilometers in the ImageLibrary. The majority of the revenue from our commercial customers is generated from purchases from our ImageLibrary.

Our imagery covers of all of the world’s 300 largest cities at a resolution of 61 centimeters or better and a substantial portion of the population in the United States, Canada, Western Europe, China, Russia, India and Brazil, including a total population coverage of over two billion, 127 cities with populations of over one million, 1,625 ports and harbors and 6,321 airports.

Processing

Customers specify how they want the imagery content they are purchasing from us to be produced. We have a fully integrated receiving and processing capability, enabling us to provide imagery specified to different levels of accuracy and processing. We deliver our satellite imagery content at three processing levels: (i) basic imagery with the least amount of processing; (ii) standard imagery with radiometric and geometric correction; and (iii) ortho-rectified imagery with radiometric, geometric, and topographic correction. Aerial imagery is delivered as ortho-rectified imagery.

We also use enhanced processing to produce mosaic and stereo imagery products. The mosaic process takes multiple imagery scenes, collected at different times and dates, and merges them into a single seamless imagery product. We use specialized collection and enhanced processing to produce stereo imagery products. Stereo imagery products consist of two images collected from two different view points along the satellite orbit track that are produced as basic products, but can be viewed in stereo (3D) using specialized software and hardware. Stereo imagery products are used for the creation of digital elevation maps, for the more accurate creation of 3D maps and flight simulations.

Delivery

We have a full suite of distribution capabilities and tools that enable customers to simply and efficiently access and use our imagery products and services in the way best suited to their needs. Customers can discover, select and order imagery on-line through our own web tools. Our content is delivered to our customers via media of their choice, including desktop software applications or web services that are described below, or physical media such as CD, DVD, hard drive or FTP.

We currently offer the following distribution options and tools that enable customers to access and use the imagery using desktop software, web services or web applications:

•	ImageConnect is a web service that provides our customers and end users with direct on-line access to our ImageLibrary. Customers and end users view the imagery through desktop mapping software, or a desktop or mobile location-based application. ImageConnect allows an end user to access high resolution imagery stored in our ImageLibrary with geo-referenced data by date, map scale or imagery source.

•	ImageBuilder is our most sophisticated web-based subscription application, enabling customers to build custom aerial, satellite and map viewing capabilities into any internet equipped device or application. It enables users to create extensive base maps and other image layers for integration and display in a variety of web applications from portals to digital mapping services and mobile devices, such as personal navigation devices.

•	ImageAtlas is an on-line store that enables customers to view our extensive catalog of imagery, purchase and download individual geo-referenced files or order large format high resolution prints. Customers can make one-time purchases or purchase monthly or annual subscriptions to access our ImageLibrary. This application can be co-branded and made available to third parties. In addition, ImageAtlas provides an interface to allow direct links from address searches, property listings and other web pages. ImageAtlas is frequently used as an on-line solution for real-estate, insurance, public safety, architecture, engineering, construction and environmental analysis.

We offer web services for our customers to optimize their access to our imagery products and services through the on-line hosting of our imagery. We believe the flexibility offered by our distribution platform will drive our customers’ consumption of our imagery by lowering their cost of ownership and enhancing their experience with our products and services.

We offer an additional distribution option, DAP, which will complement our standard distribution offerings. DAP is designed to meet the enhanced information and operational security needs of a select and limited number of defense and intelligence customers and certain commercial customers. DAP will allow these select customers, with prior approval from the U.S. government, to task and download data directly from our WorldView-1 and WorldView-2 satellites.

The success of DAP will depend on our ability to secure contracts with potential customers and on our ability to obtain U.S. government approval for contracts with these customers. As described in “Risk Factors — Failure to obtain or maintain regulatory approvals could result in service interruptions or could impede us from executing our business plan,” our failure to obtain approval from the U.S. government could limit our DAP sales.

Sales and Marketing

Our sales and marketing activities are segmented into defense and intelligence and commercial. Many of our commercial sales representatives specialize in a particular industry or industries, which we believe makes them more effective in understanding the needs of our customers and, ultimately, generates more sales. We currently employ and hire independent contractors as direct sales representatives worldwide, who also support the sales efforts of our resellers. Our sales representatives are paid through a combination of salary and commission.

We use a combination of direct and indirect sales to our commercial customers. We sell to traditional commercial customers primarily through our global network of resellers to integrated information customers primarily through our direct sales force. In 2007 and 2008, 57.4% and 58.6%, respectively, of commercial sales were through resellers and 42.6% and 41.4%, respectively, were direct.

In our defense and intelligence segment, we sell directly to the U.S. government through NGA and indirectly through other U.S. government contractors. We sell our products and services to international defense and intelligence customers both directly and through our resellers. In 2007 and 2008, approximately $5.2 million and $8.3 million, respectively, of our international defense and intelligence revenue was from direct sales and approximately $7.3 million and $7.0 million, respectively, was from indirect sales.

Our largest resellers include Hitachi, primarily servicing Japan, Telespazio S.p.A / Eurimage S.p.A., primarily servicing Europe, Beijing Space Eye Innovation Technology Co. Ltd., servicing commercial customers in China and Fugro N.V., servicing commercial customers in the Middle East. Our largest resellers typically develop their own network of sub-resellers. We usually enter into multi-year agreements with our resellers and, in certain circumstances, these agreements provide the resellers with exclusive rights to distribute our products and services with respect to specific territories or customers.

We market our products and services and develop our global brand awareness utilizing on-line tools, such as search engines, banner ads, web casts, webinars, websites and micro-sites and our e-commerce site for print and electronic downloads. We also perform direct marketing activities, such as e-mail marketing offering special promotions, trade show exhibits and print advertising. In addition, we increase awareness of our global brand through public relations, targeted advertising and our thought leadership programs that feature speaker engagements at major U.S. and international trade shows and web seminars and consortiums, as well as our own annual global reseller conference.

Satellite and Ground System Operations

The following table summarizes the primary characteristics of our satellites:

WorldView-2
	QuickBird	WorldView-1	(expected)

Best Ground Resolution	61-centimeters black and white, 2.44-meter multi-spectral	50-centimeters black and white	46-centimeters black and white, 1.84-meter multi-spectral
Daily Collection Capacity	210,000 square kilometers	750,000 square kilometers	950,000 square kilometers
Image Width (or Swath)	16.5 kilometers	17.6 kilometers	16.4 kilometers
On-Board Storage	128 gigabits	2 terabits	2 terabits
Revisit Time	2-3 days	1-2 days	1-2 days
Satellite Agility (swing time to cover 200 kilometers)	45 seconds	9 seconds	9 seconds
Orbital Altitude	450 kilometers	496 kilometers	770 kilometers
Launch Date	October 2001	September 2007	September/October 2009
Original Design Life(1)	5.00 years	7.25 years	7.25 years
Expected End of Operational Life(2)	2010	2018	NA

(1)	The original design life is the minimum number of years, at a 75% probability, that a satellite is expected to operate based on our construction performance specifications.

(2)	Following actual launch, we determine a satellite’s expected operational life using a complex calculation involving the probabilities of failure of the satellite’s components from design or manufacturing defects, environmental stresses or other causes. The expected operational life of these satellites is affected by a number of factors, including the quality of construction, the supply of fuel, the expected gradual, environmental degradation of solar panels and other components, the durability of various satellite components and the orbit in which the satellites is placed.

Satellite Insurance

We currently maintain $50.0 million and $242.5 million of one year in-orbit operations insurance coverage for QuickBird and WorldView-1, respectively, and $50.0 million of two year in-orbit insurance coverage for WorldView-1. In addition, we currently maintain $230.0 million of launch plus initial year of operations insurance coverage and $60.0 million of launch plus first three years of operations insurance coverage for our WorldView-2 satellite.

Ground Station Centers and Image Processing Facilities

We have one ground station center located in Norway and two ground station centers located in Alaska. Each ground station center is strategically placed to maximize contact with our satellites on their orbital paths. QuickBird and WorldView-1 currently orbit the earth and communicate with one of our ground station centers approximately 15 times per day and, upon its successful launch, our WorldView-2 satellite is expected to do the same. Accordingly, tasking and data downloading occurs approximately every 90 minutes. Our image processing facility at our Longmont, Colorado headquarters houses the hardware and software systems and personnel required to operate and control our satellites as well as process, store and distribute our imagery.

Intellectual Property

Our success and ability to compete are dependent, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. As of December 31, 2008, we held one U.S. patent, and had four U.S. and 18 foreign patent applications pending. In addition, we often rely on licenses of intellectual property for use in our business. As of December 31, 2008, we held 19 U.S. trademark registrations, 26 foreign trademark registrations and nine foreign pending trademark applications. Additional trademark registrations are pending. We have licensed others to use certain of our marks in connection with our products and services and expect to continue licensing certain of our marks in the future.

We license certain proprietary rights from third parties, such as BAE Systems Mission Solutions, Inc., Ball Aerospace and Technologies Corp., Harris Technical Services Corporation, MacDonald Dettwiler and Associates Ltd., Orbit Logic, the University of New Brunswick and Vexcel, Inc., to enable us to operate our satellites, ground station centers, collection systems and other various components of our systems.

Although we actively attempt to utilize patents to protect our technologies, we believe that none of our patents, individually or in the aggregate, are material to our business. We also protect our proprietary rights, in part, through the terms of our license agreements and by confidentiality agreements with our employees, consultants, customers and others.

We believe that our continued success depends on the intellectual skills of our employees and their ability to continue to innovate. We will continue to file and prosecute patent applications when appropriate to attempt to protect our rights in our proprietary technologies.

There is no assurance that our current patents, or patents that we may later acquire, will successfully withstand any challenge, in whole or in part. It is also possible that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will preclude us from utilizing certain products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products and services or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity.

Regulation

Operations

The satellite imagery content portion of our business is highly regulated. The Department of Commerce, pursuant to the 1992 Land Remote Sensing Policy Act, as amended, has the primary regulatory authority over our industry. The Department of Commerce delegated responsibility for satellite remote sensing operations to NOAA. Each of our satellites is required to be individually licensed for operation by NOAA. We currently have licenses for our QuickBird, WorldView-1 and WorldView-2 satellites, which we refer to as the NOAA licenses. Our NOAA licenses require us to obtain prior approval from NOAA for any significant and substantial agreements, and generally require us to operate our satellite system in a manner that is consistent with U.S. national security and foreign policy objectives. In addition, the NOAA licenses allow the U.S. government to suspend our imaging activities in certain cases if deemed necessary for national security reasons. Provided we comply with the NOAA licenses, the NOAA licenses are valid for the operational life of the licensed satellite.

The launch of our satellites and the communication links, both uplink and downlink, are regulated by the FCC. FCC licenses must be obtained for each individual satellite. The FCC is the governmental agency with primary authority in the United States over the commercial use of satellite frequency spectrum. We currently have the requisite licensing authority from the FCC to operate our QuickBird, WorldView-1 and WorldView-2 satellites. The FCC has also granted licenses to operate ground stations for QuickBird and WorldView-1 in the cities of Fairbanks and Prudhoe Bay, Alaska. The FCC’s rules and regulations and terms of our licenses require that we comply with various operating conditions and requirements, including the timely filing of certifications that we met certain milestones that are a condition to our licenses for WorldView-2. Failure to comply with this or other conditions or requirements could lead to sanctions, up to and including revocation, cancellation or non-renewal of our licenses. In addition to the FCC’s requirements, our satellites must undergo the frequency coordination and registration process of the International Telecommunications Union.

Sales

Satellite imagery does not require an export license in order to be sold internationally. The ability to sell our imagery products and services may, however, be subject to any sanctions or embargoes imposed by the U.S. government against particular entities or individuals, against other countries or by foreign government regulation.

Sales of direct access to the satellites require separate U.S. government approvals from NOAA and the DoS. NOAA must approve the agreement with the customer for us to provide the direct uplink and downlink, and we must obtain an export license from the DoS for the export of the equipment and related technology necessary to enable the access. The ground station equipment and related technology necessary to allow access to the satellites are controlled under the International Traffic in Arms Regulations. The approval process for these sales takes approximately six months, and there is no obligation on the part of either NOAA or the DoS to approve any transaction. In addition to required U.S. government approvals, sale of direct access may require additional approvals from the government of the country in which the ground station is to be operated.

Ownership

Any change in our ownership involving a transfer to foreign persons may increase U.S. government scrutiny and lead to more onerous requirements in connection with both export controls and security clearances. In addition, we are obligated under our NOAA licenses to monitor and report on increases in foreign ownership and may be required to obtain an amendment to our licenses if the foreign ownership exceeds certain levels. A transfer to foreign ownership also could trigger other requirements, including filings with and review by the Committee on Foreign Investment in the United States pursuant to the Exon-Florio provision. Depending on the country of origin and identity of foreign owners, other restrictions and requirements could arise.

Backlog

Total backlog was $166.2 million as of December 31, 2008. Total backlog includes $88.5 million under the NextView agreement, substantially all of which is expected to be recognized prior to July 31, 2009 when the NextView agreement is scheduled to expire. This represents payments under the SLA for imagery time on WorldView-1 that is already committed to NGA. Total backlog also includes $77.7 million of firm orders, minimum commitments under signed customer contracts, remaining amounts under pre-paid subscriptions and funded and unfunded task orders from our government customers. Of this amount, we expect that $35.1 million will be recognized over the remainder of 2009. We anticipate that NGA will continue to purchase earth imagery from us after the scheduled expiration of the NextView agreement in July 2009 under an SLA. Upon the extension of the current SLA or entry into a new SLA, if any, our backlog will be increased by the amount of payments under the SLA for imagery time committed to NGA, which amounts will be recognized over the life of the new SLA.

In addition, there is $239.3 million of remaining unamortized revenue related to pre-FOC payments from NGA, of which $25.5 million is expected to be recognized during 2009. The balance will be recognized over the estimated customer relationship period, which is currently expected to be 10.5 years from the launch of WorldView-1 based on the expected life of WorldView-1. We have not included it in the backlog because there are no specific services that are required to be rendered to recognize it as income. We are recognizing it ratably over the estimated customer relationship period which positively affects our reported revenue, but the recognition of this revenue has no effect on our ability to generate additional revenue from the usage of our satellite and therefore should not be considered a reduction in our capacity to generate additional sales.

Although we believe backlog to be a reasonable representation of our firm orders and customer commitments that will be recognized as revenue in the future, these orders and commitments are subject to risks which could impact the timing or amount of revenue we actually realize. These risks include order cancellations, government appropriations risk, delays due to weather and changes in the periods over which we amortize deferred revenue. In addition, because backlog includes amounts which have been pre-paid and classified as deferred revenue, it is not an indication of the cash revenue we expect to receive in the future.

Competition

We compete against various private companies, as well as foreign state sponsored entities that provide satellite and aerial imagery and related products and services to the commercial market. Our major existing and potential competitors for high resolution satellite imagery include GeoEye, SPOT Image, ImageSat International N.V. and the National Remote Sensing Agency, Department of Space (Government of India), plus numerous aggregators of imagery and imagery-related products and services, including Google and Microsoft. Most of these companies offer high resolution imagery commercially from their archives of imagery in competition with our ImageLibrary.

In addition, we currently compete against aerial providers of high resolution imagery. Aerial imagery provides certain benefits over satellite-based imagery, most notably better resolution. However, this market is highly fragmented, with a large number of operators that individually lack the global collection, data access and accuracy capabilities that we currently provide.

We compete on the basis of:

•	the technical capabilities of our satellites, such as size of collection area, collection speed, revisiting time, resolution and accuracy;

•	satellite availability for tasked orders;

•	the size, comprehensiveness and relevance of our ImageLibrary;

•	distribution platform and tools that enable customers to easily access and integrate imagery;

•	timeliness and ready availability of imagery products and services that can be deployed quickly and cost-effectively; and

•	price.

We currently offer among the highest resolution satellite earth imagery products and services commercially available in the market. GeoEye recently commissioned a multi-spectral satellite with a black and white resolution of 41 centimeters. SPOT Image has announced plans to launch two additional high resolution satellites, one in 2010 and the other in 2011.

Facilities

We currently lease approximately 168,766 square feet of office and operations space in Longmont, Colorado. This space includes our principal executive offices. The rent varies in amounts per year through the expiration of the lease in August 2015. The annual rent for 2008, net of sublease income, was approximately $1.8 million; the expenses remaining to be paid through the end of the lease, net of sublease income, total approximately $10.6 million.

We also lease properties in the following locations: Needham, MA; Walnut Creek, CA; Vienna, VA; London, England; and Singapore.

In addition, we lease facilities in Tromso, Norway and in Fairbanks and Prudhoe Bay, Alaska to operate our ground station centers.

We believe that our existing facilities are adequate for our current needs.

Employees

As of December 31, 2008, we employed 460 full-time employees worldwide.

We currently do not have any collective bargaining agreements with our employees.

Legal Proceedings

From time to time, we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which, we believe, would have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our directors and executive officers, as of the date of this prospectus.

Name	Age	Position

Jill D. Smith(3)	51	President, Chief Executive Officer and Chairman of the Board of Directors
Yancey L. Spruill	41	Executive Vice President, Chief Financial Officer and Treasurer
Walter S. Scott	51	Executive Vice President and Chief Technical Officer
S. Scott Smith	50	Senior Vice President and Chief Operating Officer
J. Alison Alfers	42	Senior Vice President, Secretary and General Counsel
Scott M. Hicar	42	Senior Vice President and Chief Information Officer
Jeffrey S. Kerridge	47	Senior Vice President and General Manager of Defense and Intelligence
A. Rafay Khan	44	Senior Vice President, International Sales
Paul M. Albert, Jr.(1)(3)	66	Director
General Howell M. Estes III(2)(3)	67	Director
Warren C. Jenson(1)(2)	50	Director
Judith A. McHale(2)(3)	61	Director
Eddy Zervigon(1)(2)	40	Director

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of Nominating and Corporate Governance Committee.

Jill D. Smith joined DigitalGlobe in 2005 and currently serves as our President and Chief Executive Officer, as well as Chairman of our Board of Directors. Prior to joining us, from March 2005 to October 2005, Ms. Smith was President and Chief Executive Officer of Gomez, Inc., a provider of on-demand web application experience management solutions, and prior to that, from 2001 to 2005, Ms. Smith was President and Chief Executive Officer of eDial, a provider of conferencing and collaboration solutions that was acquired by Alcatel. Prior to eDial, she was Chief Operating Officer of Micron Electronics, Inc. Prior to Micron, Ms. Smith co-founded and led Treacy & Company, LLC, a boutique consulting and investment business, and was Chief Executive Officer of SRDS, L.P., a privately held publishing company. Prior to this, she held senior level positions at Sara Lee Corporation and Bain & Company. Ms. Smith holds a Bachelor of Arts in Business Studies from London Guildhall University and a Master of Science in Business Administration from the MIT Sloan School of Management.

Yancey L. Spruill joined DigitalGlobe in 2004 and currently serves as our Executive Vice President, Chief Financial Officer and Treasurer. Prior to joining us, from 2000 to 2004, Mr. Spruill served as a Principal in the Investment Banking group at Thomas Weisel Partners. Additionally, Mr. Spruill’s prior experience includes employment in the Mergers & Acquisitions department at Lehman Brothers Inc. and in the Corporate Finance department at J.P. Morgan & Company. Mr. Spruill also served in several engineering roles with Corning Incorporated and The Clorox Company. Mr. Spruill holds a Bachelor of Electrical Engineering from Georgia Tech and a Master of Business Administration from the Amos Tuck School of Business at Dartmouth College.

Dr. Walter S. Scott is our founder and currently serves as our Executive Vice President and Chief Technical Officer. From 1986 through 1992, Dr. Scott held a number of technical, program and department management positions at the Lawrence Livermore National Laboratory, including serving as the assistant associate director of the Physics Department. Prior to this, Dr. Scott served as president of Scott Consulting, a Unix systems and applications consulting firm. Dr. Scott holds a Bachelor of Arts in Applied Mathematics, magna cum laude, from Harvard College and a Doctorate and Master of Science in Computer Science from the University of California, Berkeley.

S. Scott Smith joined DigitalGlobe in 2006 and currently serves as our Senior Vice President and Chief Operating Officer. Prior to joining us, from 1994 through 2005, Mr. Smith was employed with Space Imaging Inc., most recently as executive vice president. Prior to this, Mr. Smith held various engineering and management positions for Lockheed Missiles & Space Company. Mr. Smith holds a Bachelor of Science in Aerospace Engineering from Syracuse University and a Master of Science in Aeronautical & Astronautical Engineering from Stanford University.

J. Alison Alfers joined DigitalGlobe in January 2008 and currently serves as our Senior Vice President, Secretary and General Counsel. Prior to joining us, from 2005 through 2007, Ms. Alfers served as President of Alfers & Associates, a consulting firm specializing in compliance program development and corporate legal support for developing businesses. From 2004 to 2005, Ms. Alfers served as Senior Vice President and General Counsel for Knowledge Learning Corporation. From 2000 through 2004, Ms. Alfers served as Vice President and General Counsel for Space Imaging, Inc. Ms. Alfers holds a Bachelor of Arts from Arizona State University and a Juris Doctorate degree from the University of Arizona.

Scott M. Hicar joined DigitalGlobe in April 2009 and currently serves as our Senior Vice President and Chief Information Officer. Prior to joining us, from March 2008 to December 2008, Mr. Hicar was an independent consultant. From January 2009 until joining DigitalGlobe and in January and February 2008, Mr. Hicar pursued personal interests. From October 2006 to December 2007, Mr. Hicar was Senior Vice President and Chief Information Officer of Solectron Corporation, a global electronics manufacturing company for original equipment manufacturers, and prior to that, from 1997 to 2006, Mr. Hicar was Vice President of World Wide Information Technology and Chief Information Officer of Maxtor Corporation, a global manufacturer of hard disk drives. Mr. Hicar holds a Bachelor of Business Administration from Ohio University.

Jeffrey S. Kerridge joined DigitalGlobe in 1996 and currently serves as our Senior Vice President and General Manager of Defense and Intelligence. Prior to joining us, Mr. Kerridge spent nearly 12 years with the Central Intelligence Agency’s National Photographic Interpretation Center, serving in many capacities, including division level officer, strategic planning; branch chief, program management; and analyst. Mr. Kerridge holds a Bachelor of Arts in Geography from the University of Colorado at Boulder.

A. Rafay Khan joined DigitalGlobe in January 2009 and currently serves as our Senior Vice President, International Sales. From 2001 until January 2009, Mr. Khan served as an executive of NAVTEQ, most recently as Vice President for Business Development and Sales for Asia/Pacific and Singapore. He previously was employed by MetFabCity, DaimlerChrysler and Altair Engineering. Mr. Khan holds a Bachelor of Science in mechanical engineering from NED University in Karachi, Pakistan, a Master of Science in Mechanical Engineering from Stanford University and a Master of Business Administration from the University of Chicago Booth School of Business.

Paul M. Albert, Jr. has served as a director of DigitalGlobe since 1999. Mr. Albert is Chairman of Albert Investments, which oversees family financial activities, and a corporate director. From 1996 to 2006, he was a finance and capital markets consultant engaged primarily by global financial institutions as an educator of their bankers and as an expert witness on their behalf in litigation. He was a director of SpectraSite Inc. from 2003 to 2005, when it merged with American Tower Corporation, and then served on the board of American Tower Corporation until 2006. Prior to this, he was a director of CAI Wireless Systems, Inc. and of Teletrac Inc. In his capacity as a corporate director, he has served on audit, compensation, finance, governance and operating committees, often as committee chairman, and, since 2003, is a director of the New York Chapter of the National Association of Corporate Directors. From 1970 to 1996, he was an investment banker, holding senior officer positions at Morgan Stanley & Co. Incorporated and Prudential Securities. He has a Bachelor of Arts from Princeton University and a Master of Business Administration from Columbia University Business School. Mr. Albert was elected and nominated by Morgan Stanley & Co. Incorporated pursuant to a stockholders’ agreement by and among us and certain of our stockholders, or the Stockholders’ Agreement.

General Howell M. Estes III has served as a director of DigitalGlobe since 2007. General Estes is the president of Howell Estes & Associates, Inc., a consulting firm engaged primarily by aerospace and telecommunication companies worldwide. He is chairman of the board of directors of Federal Employee Support for CFC Charitable Giving, Inc. and president of the board of trustees of the Colorado Springs School. In addition, General Estes serves on the boards of directors of Master Solutions, Inc., SpaceDev, Inc., Analytical Graphics, Inc., the United States Space Foundation and the Air Force Academy Foundation. From 1965 to 1998, he served in the U.S. Air Force. At the time of his retirement from the Air Force, he was Commander-in-Chief of the North American Aerospace Defense Command, the United States Space Command and commander of the Air Force Space Command. He has a Bachelor of Science from the Air Force Academy, a Master of Arts in Public Administrations from Auburn University and is a graduate of the Program for Senior Management in Government at the JFK School of Government in Harvard University.

Warren C. Jenson has served as a director of DigitalGlobe since 2008. From 2002 to 2008, Mr. Jenson served as Executive Vice President, Chief Financial Officer and Administrative Officer of Electronic Arts Inc. Before joining Electronic Arts, Mr. Jenson served as the Senior Vice President and Chief Financial Officer for Amazon.com Inc. from 1999 to 2002. From 1998 to 1999, he served as the Chief Financial Officer and Executive Vice President for Delta Air Lines. Prior to that, he worked in several positions as part of the General Electric Company. Most notably, he served as Chief Financial Officer and Senior Vice President for the National Broadcasting Company, a subsidiary of General Electric. He has a Bachelor of Science in Accounting and a Master of Accountancy-Business Taxation from Brigham Young University.

Judith A. McHale has served as a director of DigitalGlobe since 2008. Ms. McHale is the Managing Partner of the GEF/Africa Growth Fund, a private equity investment fund focused on making investments in the consumer goods and services sector in Africa. Prior to launching the fund, Ms. McHale served as President and Chief Executive Officer of Discovery Communications, Inc., the parent company of cable television’s Discovery Channel, from June 2004 through November 2006. She previously served as President and Chief Operating Officer of Discovery Communications from 1995 until June 2004 and served as Executive Vice President and General Counsel from 1989 to 1995. Ms. McHale is a member of the Boards of Directors of Polo/Ralph Lauren and Host Hotels and Resorts. Ms. McHale was previously a member of the Boards of Potomac Power and Electric Company (PEPCO) and John Hancock Life Insurance Company. From 1998 to 2002, Ms. McHale served as a member of the Maryland State Board of Education. She has a Bachelor of Arts, Honors in politics from the University of Nottingham in England and a Juris Doctorate from Fordham University School of Law. Ms. McHale has been nominated by President Obama to serve as Under Secretary of State for Public Diplomacy and Public Affairs. If confirmed, Ms. McHale will resign as a director.

Eddy Zervigon has served as a director of DigitalGlobe since 2004. Mr. Zervigon is a Managing Director of Morgan Stanley & Co. Incorporated in the Principal Investments Group and has been with Morgan Stanley & Co. Incorporated since 1997. Mr. Zervigon also serves as a director of TVN Entertainment Corporation, MMCinemas, Stadium Capital and Bloom Energy. Mr. Zervigon has a Bachelor of Arts from Florida International University and a Master of Business Administration from the Amos Tuck School of Business at Dartmouth College. Mr. Zervigon was elected and nominated by Morgan Stanley & Co. Incorporated pursuant to the Stockholders’ Agreement.

Composition of Board; Classes of Directors

In connection with this offering, we have amended and restated our certificate of incorporation and by-laws. The following summary of our executive officers and directors contains references to provisions of our amended and restated certificate of incorporation and by-laws, including the composition of the board of directors and its committees, the classification of the board of directors, the election and term of service of directors and compensation committee interlocks that will be in effect upon the completion of this offering.

Our board of directors currently consists of six persons. Upon completion of this offering, our board of directors will be divided into three classes, denominated as class I, class II and class III. Members of each class will hold office for staggered three-year terms. At each annual meeting of our stockholders beginning in 2010, the successors to the directors whose terms expire at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified.

After the completion of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Mr. Albert and Ms. Smith, and their terms will expire at the annual meeting of stockholders to be held in 2010;

•	the Class II directors will be Messrs. Zervigon and Estes, and their terms will expire at the annual meeting of stockholders to be held in 2011; and

•	the Class III directors will be Ms. McHale and Mr. Jenson, and their terms will expire at the annual meeting of stockholders to be held in 2012.

Upon completion of this offering, we will enter into an Investor Agreement with an affiliate of Morgan Stanley & Co. Incorporated under which that affiliate will have the right to designate for nomination nominees for our board of directors. See “Description of Capital Stock — Investor Agreement.”

Committees of the Board of Directors

The standing committees of our board of directors include the audit committee, the compensation committee, and the nominating and corporate governance committee.

Audit Committee.  Our audit committee assists our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence and the performance of our independent registered public accounting firm. The audit committee: reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary; reviews our financial statements, including any significant financial items and changes in accounting policies, with our senior management and independent registered public accounting firm; reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm. The members of this committee are Mr. Albert and Mr. Jenson, each of whom qualifies as an “independent” director, as defined under the NYSE rules and Rule 10A-3 of the Exchange Act, and Mr. Zervigon. Our board of directors has determined Mr. Albert qualifies as the “audit committee financial expert” as defined by the rules under the Exchange Act.

Compensation Committee.  Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and recommends the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The members of this committee are General Estes, Mr. Jenson and Ms. McHale, each of whom qualifies as an “independent” director, as defined under the applicable rules and regulations of the Securities and Exchange Commission, the NYSE and the Internal Revenue Service.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters. The members of this committee are Mr. Albert, General Estes and Ms. McHale, each of whom qualifies as an “independent” director, as defined under the applicable rules and regulations of the Securities and Exchange Commission, the NYSE and the Internal Revenue Service and, until consummation of this offering, Ms. Smith.

Compensation Committee Interlocks and Insider Participation

During 2008, our compensation committee consisted of General Estes, Dr. Anne Karalekas, Mr. Michael Petrick, Mr. Jenson and Mr. Zervigon. Dr. Karalekas and Mr. Petrick are not current members of the board of directors. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during 2008.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon completion of this offering, the code of business conduct and ethics will be available on our website at www.digitalglobe.com. Information on, or accessible through, our website is not part of this prospectus. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation Table for Year 2008

The table below provides information concerning cash and other compensation paid to our non-employee directors who served during year 2008.

	Fees Earned
	Or Paid		Option	All Other
Name(1)	In Cash ($)		Awards ($)(2)	Compensation ($)	Total ($)

Paul M. Albert, Jr.	162,250	(3)	67,800	—	230,050
General Howell M. Estes III	162,375	(4)	67,800	—	230,175
Dr. Anne Karalekas	37,473	(4)(5)	13,800	—	51,273
Warren C. Jenson	69,000		28,650	—	97,650
Judith A. McHale	83,500		28,650	—	112,150

(1)	Mr. Petrick and Mr. Zervigon did not receive any compensation during 2008.

(2)	Amounts represent the dollar amount recognized in our financial statements for year 2008 related to stock options granted to the director during 2008, calculated in accordance with the provisions of SFAS 123R. For a discussion of valuation assumptions used in the SFAS 123R calculations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The average grant date fair value of stock options granted to these non-employee directors during 2008 was $9.19 per stock option.

(3)	Includes amounts related to the fourth quarter of 2007 in the amount of $17,250 that were paid in January 2008.

(4)	Includes amounts related to the fourth quarter of 2007 in the amount of $15,375 that were paid in January 2008.

(5)	Includes $3,375 paid to repurchase 375 options granted in 2008.

As of December 31, 2008, General Estes held options to purchase 10,500 shares of our common stock, Mr. Albert held options to purchase 18,000 shares of our common stock, Dr. Karalekas did not hold any options to purchase shares of our common stock, Mr. Jenson held options to purchase 3,000 shares of our common stock, and Ms. McHale held options to purchase 3,000 shares of our common stock.

Directors’ Compensation

During 2008, the head of our human resources function performed a competitive analysis of our board of directors’ compensation using data from publicly available filings as well as publicly available surveys. We retained Mercer (US) Inc., or Mercer, to provide information and advice regarding the competitiveness of our board of directors compensation. We discussed our analysis with consultants from Mercer, who provided comments and confirmed that our data was based on competitive companies.

Effective March 1, 2009, we pay to each of our non-employee directors:

•	an annual retainer of $30,000;

•	a fee of $3,750 for in-person attendance at each board meeting;

•	annual committee fees of $6,000 for each committee ($12,000 for committee chairs); and

•	annual equity awards having a value of $85,000, and an equity grant having a value of $170,000 upon joining our board of directors.

We also reimburse our directors for their travel costs and expenses relating to attendance at committee and board meetings.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis explains the material elements of the compensation of our named executive officers and describes the objectives and principles underlying our executive compensation programs.

Objectives of Our Executive Compensation Programs

A key component of our business strategy is to provide incentives to attract, retain and motivate top talent. The total compensation package for our named executive officers and other executives is designed to align individual compensation with our critical short-term and long-term objectives. We strive to meet these objectives by implementing the following principles:

•	a substantial portion of the total compensation paid to our executives should be performance-based compensation; and

•	we should support our overall business structure by aligning executive pay with our financial and operating performance.

Our compensation programs are designed with these principles in mind with a view toward recognizing our overall performance as a company, as well as rewarding individual contributions.

Compensation Process, Peer Group Selection and Benchmarking

Compensation Process.  Pursuant to its charter, our compensation committee has responsibility for overseeing our compensation and employee benefit plans and practices, including the incentive and equity compensation plans in which our named executive officers participate, in addition to evaluating and reporting to the board of directors on matters concerning management performance. In carrying out these responsibilities, our compensation committee is required to review all components of named executive officer compensation for consistency with our compensation philosophy. Our chief executive officer, Jill D. Smith, assists our compensation committee in its deliberations with respect to the compensation payable to our named executive officers other than Ms. Smith.

Role of Management.  At the end of each year, our chief executive officer evaluates the performance of the named executive officers, excluding her own performance, and discusses the results of such evaluations with the compensation committee. Our chief executive officer assesses performance based upon factors relating to each officer’s individual business-related goals and objectives, and the contribution made by the officer to our overall results. These evaluations take into account the level of responsibility of each named executive officer and specific individual leadership accomplishments relative to others on the management team and the marketplace. Our chief executive officer then makes specific recommendations to the compensation committee for adjustments of base salary, target bonus, and equity incentive awards, if appropriate.

Our compensation committee reviews separately the performance of the chief executive officer, and the chief executive officer’s evaluation of and recommendations for the other named executive officers. Our compensation committee recommends to the board compensation for all named executive officers, including the chief executive officer.

Management periodically provides to our compensation committee a review of and recommendations regarding benefit plan design and strategies, our bonus plans and our equity incentive plans.

Use of Compensation Consultants

(a)	Long-Term Incentive Program

In 2007, we engaged DolmatConnell & Partners to provide an initial evaluation of the competitiveness of our long-term incentive compensation practices for our named executive officers as well as other executives and employees. The purpose of this process was to gather benchmark information so that management could support recommendations to our compensation committee on any changes to our long-term equity incentive program, as appropriate. The information resulting from this process was used in connection with options granted in March

2008 based on 2007 performance as well as one factor used in connection with determining total direct compensation based on 2008 performance.

In producing their report for us on long-term incentives, DolmatConnell & Partners developed a public company peer group, discussed below, and used data extracted from two subscription databases, CompensationPro and the Culpepper & Associates High Technology Executive Compensation survey. For benchmarking the long-term incentives of our named executive officers, information from our peer group and the data points from the subscription databases were weighted equally.

The following criteria determined the 13 companies that were used for the peer group analysis:

•	publicly held companies in the telemetry and telemetric service, cable and satellite service, satellite network and service equipment, internet content provider, and aerospace and defense contractor industries;

•	companies with annual revenue of $100.0 million to $400.0 million;

•	companies reflecting positive revenue growth; and

•	companies that had a market value-to-revenue ratio of 2.5 or greater.

Our peer group included:

24/7/RealMedia, Inc.	AeroVironment, Inc.	C-Cor Incorporated	CNET Networks, Inc.
CoStar Group, Inc.	GeoEye, Inc.	Globalstar, Inc.	Globecomm Systems Inc.
Harmonic Inc.	Intevac, Inc.	INVESTools, Inc.	Move, Inc.
Raven Industries, Inc.

DolmatConnell & Partners extracted data from the CompensationPro and Culpepper & Associates High Technology Executive Compensation Survey databases based on various filters on a position-by-position basis. CompensationPro’s database encompasses information from more than 1,000 venture backed firms which is segmentable based on numerous criteria. DolmatConnell & Partners requested data from CompensationPro on companies using three filters: (a) companies in the telecommunications industry; (b) companies in the late stages of pre-IPO funding; and (c) companies of greater than $20 million in revenue. The Culpepper & Associates High Technology Executive Compensation Survey encompasses information from more than 700 public and private high technology companies which is segmentable based on numerous criteria. DolmatConnell & Partners requested data from Culpepper & Associates based on two filters: (a) companies in the telecommunications and electronics industries; and (b) companies of between $100 and $300 million in revenue. Data points extracted from these databases are provided on an aggregate basis and the companies whose information is used are not identifiable; accordingly, we are not able to provide the names of the companies that were included in the extracted data.

Following their review of the report, our compensation committee recommended, and our board of directors approved, a long-term equity incentive plan structure for 2007 performance that defined the target number of options that may be awarded to our executives, based on our tiering structure described below and the executive’s performance. Options were granted to our named executive officers as part of their incentive compensation under our 2007 Success Sharing Plan. See “— Components of Executive Compensation — Equity Incentives.” These grants were made in March 2008.

(b)	Total Direct Compensation

We retained Mercer to review the total direct compensation of our named executive officers, as well as our other executives, including salary, cash bonus compensation, the long-term incentive plan recommendations of DolmatConnell & Partners, and change in control/severance practices. In producing their report for us on total direct compensation, Mercer developed the peer group set forth below, which includes certain of the companies included in the peer group utilized by DolmatConnell & Partners in their 2007 review of our long-term incentives:

Trimble Navigation	NAVTEQ	CoStar Group	Radyne
Getty Images	ViaSat	GeoEye, Inc.	Globalstar
Argon St Inc.	GlobeComm Systems Inc.	Applied Signal Technology
Jupiter Media	Schawk	Sirius Satellite Radio
XM Satellite Radio

Screening criteria utilized in selecting the revised peer group was as follows,

•	U.S. publicly traded companies (excluding OTC traded companies) in the aerospace and defense, diversified commercial and professional services, internet software and services, alternative carriers, and communication equipment industries;

•	Companies with annual revenue between $100 million to $600 million; and

•	Companies with business models similar or analogous to ours.

Trimble Navigation, XM Satellite Radio, Sirius Satellite Radio and Getty Images did not meet the initial screening criteria due to size; however, these companies were added due to business similarities.

In preparing its recommendations, Mercer utilized data from Mercer’s Policies and Practices — US, Variable Compensation, Watson Wyatt 2006/7 Survey Report on Compensation Policies and Practices. Mercer also used Mercer’s 2007 Change-in-Control Survey, and Equilar, Inc. CEO Severance Agreements 2007.

Following its review of the report, our compensation committee recommended, and our board of directors approved, total direct compensation for the named executives, and other executives, to include the following components: base salary, cash bonus with target as a percentage of salary, and annual long-term incentive grants. Our compensation objective is to be within the market median for total direct compensation for our executives, including the named executives. In addition, the committee recommended and the board of directors approved the implementation of a severance program in the form of employment agreements with the named executives and certain other executives, as described below. The committee also recommended and the board of directors approved the continued use of tiers for establishing compensation levels, including salary, cash bonus, and long-term incentive grants, for our executives, including the named executives. Our executives are tiered based on their role, scope of responsibility, relative performance and experience, and market compensation rates. For 2008, our chief executive officer was the sole member of Tier IV, our C-level employees (chief financial officer and chief operating officer) comprised Tier III, our senior vice presidents and our chief technical officer comprised Tier II, and our vice presidents comprised Tier I. Roles identified in Tiers II and III were considered comparable in base salary and level of participation in the 2008 Success Sharing Plan (described below). However, all four Tiers were used to differentiate eligibility for 2008 long-term incentive equity awards, which were granted in 2009. Upon management’s recommendation, our compensation committee and our board of directors may consider changes to this tiering structure annually on an individual basis in the event that an executive’s individual contributions or impact on our business, or market compensation rates for a position, have changed.

Components of Executive Compensation

We compensate our named executive officers for their performance through a combination of base salary, our annual cash incentive plan known as the Success Sharing Plan, and long-term equity incentives that are granted on an annual basis.

Base Salary

We have entered into employment agreements with all of our named executive officers which set forth their base salaries. We entered into an employment agreement with Ms. Smith upon her engagement with us, which began in 2005; this agreement was amended during 2008. During 2008 we also entered into employment agreements with our other named executive officers. We engaged outside counsel to assist in drafting and negotiating these agreements. Mercer’s report concerning total direct compensation was also utilized in determining compensation to be provided under the agreements, including the level of base salary. The material terms employment agreements with our named executive officers are described under “Agreements With Named Executive Officers.”

In 2008, the base salaries of our named executive officers was increased from 2007 levels as follows:

	2007	2008

Jill Smith	$375,000	$480,000
J. Alison Alfers	N/A	250,000
Yancey Spruill	250,000	300,000
S. Scott Smith	250,000	265,000
Walter Scott	250,000	250,000

The review of the total direct compensation of our named executive officers conducted by Mercer and referenced above in “— Use of Compensation Consultants” indicated that the base salaries for Ms. Smith, Mr. Spruill and Mr. Smith were at least 10% below the market median for their positions compared to the companies within our peer group. The compensation committee recommended, and the board of directors approved, adjustments in the base salaries for these three individuals to more closely align their total direct compensation with our objective of compensating our executives at a level that is within the market median for our peer group. Salaries paid for year 2008 to each of the named executive officers are set forth in the “Salary” column in the Summary Compensation Table.

2008 Success Sharing Plan

Our annual cash incentive plan, known as the “2008 Success Sharing Plan,” directly ties cash incentive payments for named executive officers to the achievement of pre-determined and board-approved company financial goals. In addition, the plan provides for long-term incentives that may be granted at the discretion of our compensation committee following completion of the fiscal year. Recommendations for the long-term incentives (which for 2008 consisted of stock options) to be paid to the named executive officers, other than Ms. Smith, were made by our Chief Executive Officer to our compensation committee based on her review of each officer’s individual performance during the year. Corporate performance goals for the year are established once our financial plan has been approved. Our compensation committee and our full board of directors ultimately has discretion with respect to approval of annual incentive compensation earned by our executive officers.

The 2008 Success Sharing Plan was designed to align management’s goals with our financial objectives for the current year. For 2008, named executive officers were eligible for cash bonus payments equal to the following percentage of base salary for achievement of the 2008 performance goals at target: Ms. Smith (70%); Mr. Spruill and Mr. Smith (60%); and Ms. Alfers and Dr. Scott (50%). The 2008 performance goals were based on the following metrics: (1) commercial segment revenue; (2) defense and intelligence segment revenue; and (3) 2008 Adjusted EBITDA (as defined in footnote 7 to the Summary Consolidated Financial Data), which component was subject to a multiplier based on second half 2008 Adjusted EBITDA. The minimum thresholds of performance required for each component before any bonus payout may occur are as follows:

		Minimum Requirements to Fund Bonus
Minimum Threshold for Payout	2008 Target at 100% of Plan	for Each Component (95% of Plan)
	(in millions)

Commercial segment revenue	$62.0	$58.9
Defense and intelligence segment revenue	206.7	196.3
2008 Adjusted EBITDA	162.2	154.1

The bonus was payable on each bonus component, as set forth in the table below; provided, however, that in order for any bonus to be payable on a particular component, the minimum target of 95% of plan (as shown above)

was required to be met for that component. The following table sets forth the percent of target bonus payout for named executive officers at various achievement levels for each component:

120% of Plan for
			Revenue	120% of Plan for
			(100% of 2008	Revenue and
			Adjusted EBITDA	(100% of 2008
			Plan but	Adjusted EBITDA
			less than 95% of	and 100%
			Second Half 2008	of Second Half 2008
Component	95% of Plan	100% of Plan	Adjusted EBITDA)	Adjusted EBITDA)

Commercial segment revenue	12.5%	25%	50%	50%
Defense and intelligence segment revenue	12.5	25	50	50
2008 Adjusted EBITDA	25	50	50	100

If we achieved between 95% and 100% of any targets, every 1% increase in achievement increased the total bonus attributable to that component by 20%. For achievement of revenue goals between 100% and 120% of targets, every 1% increase in achievement increased the total bonus payable for that revenue component by 5% of the 100% target payable for that component. For achievement of 2008 Adjusted EBITDA of at least 100% of targeted 2008 Adjusted EBITDA and achievement of at least 95% of targeted second half 2008 Adjusted EBITDA, the percentage of the Adjusted EBITDA bonus component to be paid was subject to a multiplier as follows:

Second Half 2008 Adjusted EBITDA Achieved	Multiple

<$83.5 million	1.00
At least $83.5 million but no more than $84.4 million	1.25
At least $84.4 million but no more than $85.3 million	1.50
At least $85.3 million but no more than $87.9 million	1.75
More than $87.9 million	2.00

Following completion of fiscal year 2008, the named executive officers were determined to be eligible for bonuses at approximately 122% of target. Our compensation committee used its discretion to reduce such amount to 120% of target. The amounts paid to the named executive officers under the cash component of the Success Sharing Plan for 2008 are set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

The grants of stock options made to our named executive officers (other than Ms. Alfers) pursuant to the 2007 Success Sharing Plan are set forth in the “Grants of Plan-Based Awards in 2008” table. Ms. Alfers was not awarded any long-term incentives under the 2007 Success Sharing Plan.

Equity Incentives

In general, the compensation committee administers our equity incentive compensation plans for the executives and non-executives. The compensation committee considers the grant of long-term equity incentives to the named executive officers on an annual basis. Grants are made in the form of stock options that, to the extent possible, are intended to be “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code. Our stock options typically have a 10-year term, and typically vest over four years.

Equity incentives are designed to (1) encourage performance that leads to enhanced stockholder value, (2) closely align the executive’s interests with those of the stockholders, and (3) encourage retention. We currently make stock option grants under our 2007 employee stock option plan, or the 2007 Plan, and have awards outstanding under the Amended and Restated 1999 Equity Incentive Plan, or the 1999 Plan, and the 1995 Stock Option/Stock Issuance Plan, or the 1995 Plan.

The option grants made in 2008 consisted of two components. First, our 2007 Success Sharing Plan provided that one-half of the executive’s bonus would be paid in the form of stock options. Second, a non-performance based option grant was made to more closely align our executive’s interest with those of our stockholders, as recommended by DolmatConnell & Partners in its compensation report.

The amount of the bonus under the 2007 Success Sharing Plan was determined based on performance by measuring achievements against pre-established performance targets. Stock option grants earned under the 2007 Success Sharing Plan were granted in the first quarter of 2008. The 2007 Success Sharing Plan established performance targets based on operating earnings. For 2007, executives were eligible for bonus payments targeting 50% of base salary and consisting of two factors: (1) 25% was payable in stock options based on our WorldView-1 satellite reaching full operational capability on or before October 31, 2007, or in the event the launch was delayed for reasons outside our control, but occurred in 2007, then this component of the bonus was payable provided that full operational capability was achieved within 60 days of launch, and (2) 75% was payable in cash and stock options based on a targeted operating earnings of $54.3 million. Operating earnings under the 2007 Success Sharing Plan is net income less the sum of (1) non-cash revenue representing amortization of pre-FOC payments made to us by NGA for the construction of WordView-1, (2) interest income and (3) any extraordinary or unusual gains or other gains not incurred in the ordinary course of business, in each case determined by us in our sole discretion, plus the sum of (1) depreciation expense, (2) interest expense, (3) amortization expense, (4) tax expense and (5) any extraordinary or unusual losses or other losses not incurred in the ordinary course of business in each case determined by us in our sole discretion, with a range of bonus payable based on operating earnings as follows:

	Less Than 90% of		At 90% of	100% of	At 140% of
	Targeted		Targeted	Targeted	Targeted
	Operating		Operating	Operating	Operating
	Earnings		Earnings	Earnings	Earnings

Operating earnings (in millions)	Less than $	48.7	$48.7	$54.3	$76.3
Operating earnings bonus (as a percentage of the operating earnings component of bonus)		0%	50%	100%	200%

Every 1% increase in operating earnings achievement increased the operating earnings bonus payable by 2.5%.

Actual bonus payments for 2007 were calculated based on the following results as illustrated in the table below:

(1) Our WorldView-1 satellite reached full operational capability after October 31, 2007. However, due to the fact that the launch was delayed for reasons outside of our control, but within 60 days of the September 18, 2007 launch date, this portion of the bonus (12.5% of salary) was paid at 100% in stock option awards.

(2) We achieved operating earnings of $83.8 million, exceeding the targeted operating earnings of $54.3 million. However, for purposes of the 2007 Success Sharing Plan bonus calculations the board exercised its discretion under the 2007 Success Sharing Plan to adjust operating earnings to $69.3 million to account for changes in accounting policies and the impact thereof, and eliminate other unusual gains. With this adjustment, we exceeded the targeted operating earnings of $54.3 million by 28%, or 170% of the target, resulting in a bonus equal to 76.25% of salary.

			Total 2007 Bonus
	Full Operational	Operating	Payment
	Capability Bonus	Earnings Bonus	Calculations

Options (as percentage of salary)(1)	12.5%	21.3%	33.8%

(1)	The value of options granted was calculated using the Black Scholes method, taking into account, among other factors, an exercise price equal to the per share fair market value of our common stock at the time of grant. Stock option grants associated with the 2007 Success Sharing Plan were granted under our 2007 Plan, subject to the terms and conditions of the 2007 Plan and related documents, provided that 50% of the option was vested upon grant with the remaining portion vesting in 24 equal monthly installments, subject to the named executive officer’s continued employment with us.

Option awards associated with the 2007 Success Sharing Plan were granted and approved on March 7, 2008. Ms. Smith received options to purchase 13,769 shares of common stock, Messrs. Smith and Spruill and Dr. Scott each received options to purchase 9,180 shares of common stock.

The second component of the grants made in 2008 consisted of an annual long term incentive grant made pursuant to the recommendations of DolmatConnell & Partners to separate the grant of equity awards from annual cash bonuses as described above. DolmatConnell & Partners recommended annual grants of equity awards in order to more closely align executives’ interests with those of our stockholders. Pursuant to the recommendation of DolmatConnell, the compensation committee adopted the mid-point equity ownership percentages of its peer group as the target for annual option grants. The additional grants for 2008 to the named executive officers were based on this approach and are shown in the Grants of Plan-Based Awards in 2008 Table. For 2008, annual option grants are considered as part of the evaluation of total direct compensation paid to the named executives, in accordance with the recommendations from Mercer described above.

During negotiation of Ms. Smith’s new employment agreement, we determined that it would be appropriate to grant Ms. Smith additional equity grants in order to align Ms. Smith’s equity interests in us with the market median for chief executive officers within our peer group. In addition, we determined that we should carry forward from her prior agreement the potential of a grant of shares upon consummation of the first to occur of certain events, including an initial public offering, which award was originally negotiated with Ms. Smith in order to provide additional incentives to grow stockholder value. Accordingly, Ms. Smith’s employment agreement, discussed below under “Agreements With Named Executive Officers — Employment Agreement with Ms. Smith,” provides for grants of restricted stock and other stock awards. Messrs. Spruill and Smith and Dr. Scott also entered into new employment agreements with us during 2008 but were not granted additional equity at that time because we determined that prior equity grants made to these officers brought their equity holdings into alignment with the market median for their positions within our peer group.

2008 Summary Compensation Table

The following summary compensation table sets forth the total compensation earned for the year ended December 31, 2008, by our chief executive officer, chief financial officer and our three other most highly compensated executive officers who were serving as executive officers on December 31, 2008 and whose total annual compensation exceeded $100,000 for the year ended December 31, 2008. We refer to these officers as our “named executive officers.”

					Non-Equity
			Stock	Option	Incentive Plan	All Other
Name and Principal Position	Salary ($)(1)		Awards ($)	Awards ($)(4)	Compensation ($)(5)	Compensation ($)(6)	Total ($)

Jill D. Smith	463,551		126,286	650,826	378,069	7,750	1,626,482
President and Chief Executive Officer
J. Alison Alfers	252,598			368,000	150,000	7,074	777,672
Senior Vice President, Secretary and General Counsel
Yancey L. Spruill	304,633	(2)		148,915	205,742	7,750	667,040
Executive Vice President, Chief Financial Officer and Treasurer
S. Scott Smith	270,668			171,803	187,723	7,750	637,944
Senior Vice President and Chief Operating Officer
Walter S. Scott	270,386	(3)		131,067	150,000	7,750	559,203
Executive Vice President and Chief Technical Officer

(1)	In 2008, we elected to change our payroll processing cycle from bi-weekly to semi-monthly and as a result paid out 8 days extra in 2008 to all employees.

(2)	Includes $1,857 paid to Mr. Spruill in lieu of paid time off in accordance with our policy that applies to of all our employees who started employment prior to January 1, 2007.

(3)	Includes $7,211 paid to Dr. Scott in lieu of paid time off in accordance with our policy that applies to of all our employees who started employment prior to January 1, 2007.

(4)	Amounts represent the dollar amount recognized in our consolidated financial statements for the year ended December 31, 2008 related to stock options granted to the named executive officer during 2008 and prior years, calculated in accordance with the provisions of SFAS 123R. For a discussion of valuation assumptions used in the SFAS 123R calculations; see Note 10 to our consolidated financial statements included elsewhere in this prospectus.

(5)	Represents amounts earned under the 2008 Success Sharing Plan. A summary of the material terms of the 2008 Success Sharing Plan is provided above in “— 2008 Success Sharing Plan.”

(6)	Amounts for 2008 represent the annual employer match under our tax-qualified 401(k) Savings and Retirement Plan.

Grants of Plan-Based Awards in 2008

The following table contains information with respect to (i) cash incentives earned by our named executive officers for performance during 2008 under the 2008 Success Sharing Plan, and (ii) options granted in 2008, including those granted in respect of the 2007 Success Sharing Plan. The exercise price per share of each option granted to our named executive officers was determined by our board of directors to be equal to the fair market value of our common stock on the date of grant.

									Exercise	Grant Date
					All Other		All Other		or Base	Fair Value of
		Estimated Future Payouts Under Non-Equity			Stock Awards:		Option Awards:		Price of	Stock and
		Incentive Plan Awards			Number of Shares		Number of Securities		Option	Option
Name	Grant Date	Threshold	Target	Maximum	of Stock or Units		Underlying Options (#)(1)		Awards ($/Sh)	Awards($)(2)

Jill D. Smith	1/31/2008						74,000	(3)	$27.40	$9.20
	3/7/2008						13,769	(4)	27.40	9.20
	11/3/2008						150,000	(5)	22.10	9.08
	11/3/2008				30,000	(5)				22.10
	N/A	$157,428	$314,856	$629,712
J. Alison Alfers	1/31/2008						80,000	(6)	27.40	9.20
	N/A	62,500	125,000	250,000
Yancey L. Spruill	1/31/2008						44,000	(3)	27.40	9.20
	3/7/2008						9,180	(4)	27.40	9.20
	N/A	85,685	171,370	342,740
Walter S. Scott	1/31/2008						36,000	(3)	27.40	9.20
	3/7/2008						9,180	(4)	27.40	9.20
	N/A	62,500	125,000	250,000
S. Scott Smith	1/31/2008						36,000	(3)	27.40	9.20
	3/7/2008						9,180	(4)	27.40	9.20
	N/A	78,205	156,411	312,822

(1)	The stock options shown in the table are intended to qualify as incentive stock options to the extent permissible under Section 422 of the Code.

(2)	Reflects the grant date fair value of the stock options granted during 2008, calculated in accordance with SFAS 123R. For a discussion of valuation assumptions used in the SFAS 123R calculations; see Note 10 to our consolidated financial statements included elsewhere in this prospectus.

(3)	These stock options were granted to more closely align our executives’ interest with those of our stockholders, as recommended by DolmatConnell & Partners in its compensation report.

(4)	These stock options reflect the portion of the bonus payment under our 2007 Success Sharing Plan that was paid in the form of stock options granted in 2008.

(5)	Ms. Smith’s employment agreement provided for the grant, within 60 days following the effective date of the agreement, of a stock option to purchase 150,000 shares of our common stock, of which 40,000 shares were immediately vested, 40,000 shares are scheduled to vest on each of the first two anniversaries of the effective date of the employment agreement and 30,000 shares on the third anniversary of the effective date of the employment agreement, subject to accelerated vesting upon a change in control. As of the effective date of the employment agreement, Ms. Smith was granted 30,000 restricted shares of our common stock which will vest in equal installments on March 31 of each of 2009, 2010 and 2011, subject in each case to the achievement of performance goals determined by the board of directors and included in our annual cash bonus plan, and subject to accelerated vesting of 50% of the unvested portion of such shares upon a change in control, in accordance with the provisions of our 2007 Employee Stock Option Plan (see the description of this plan under “Employee Benefit and Stock Plans — 2007 Employee Stock Option Plan”).

(6)	These stock options were granted in connection with Ms. Alfers’ commencement of employment.

Outstanding Equity Awards at Year-End 2008

The following table contains information concerning the outstanding equity awards held by our named executive officers as of December 31, 2008.

	Option Awards					Stock Awards
	Number of	Number of				Number of	Market or
	Securities	Securities				Unvested or	Payout Value of
	Underlying	Underlying		Option		Unearned	Unvested or
	Unexercised	Unexercised		Exercise	Option	Shares, Units	Unearned
	Options (#)	Options (#)		Price	Expiration	or Other	Shares, Units or
Name	Exercisable	Unexercisable		($/Sh)	Date	Rights (#)	Other Rights ($)

Jill D. Smith	3,000	—		$12.50	12/1/2014	30,000 (1)	663,000
	125	—		12.50	12/31/2014
	200,000	—		12.50	10/15/2015
	0	74,000	(2)	27.40	1/31/2018
	9,466	4,303	(3)	27.40	3/7/2018
	40,000	110,000	(4)	22.10	11/3/2018
J. Alison Alfers	20,000	60,000	(5)	27.40	1/31/2018
Yancey L. Spruill	80,000			10.00	8/2/2014
	40,000			12.50	10/20/2015
	18,750	6,251	(6)	22.50	6/14/2017
	0	44,000	(2)	27.40	1/31/2018
	6,311	2,869	(3)	27.40	3/7/2018
Walter S. Scott	84,018			1.25	2/16/2010
	8,000	—		1.25	12/15/2010
	1,420			1.25	7/1/2013
	4,569	—		10.00	2/1/2014
	40,000	—		10.00	6/3/2014
	18,750	6,251	(5)	22.50	6/14/2017
	0	36,000	(2)	27.40	1/31/2018
	6,311	2,869	(3)	27.40	3/7/2018
S. Scott Smith	78,333	1,667		12.50	1/11/2016
	0	36,000	(2)	27.40	1/31/2018
	6,311	2,869	(3)	27.40	3/7/2018

(1)	One-third of the shares covered by this award will vest on each of March 31, 2009, 2010 and 2011, based on our performance against goals to be established by our compensation committee with respect to 2008, 2009 and 2010, respectively. If the goal for any such year is not met, the shares that otherwise would have vested will be forfeited.

(2)	Twenty-five percent of the option vested on January 31, 2009; the remaining will vest in equal amounts on a monthly basis thereafter, subject to continued employment as of such vesting dates, with full vesting scheduled to occur on January 1, 2012.

(3)	Fifty percent of the option vested immediately on the date of grant, March 7, 2008; the remaining will vest in equal amounts on a monthly basis thereafter, subject to continued employment as of such vesting dates, with full vesting scheduled to occur on March 7, 2010.

(4)	These options were granted pursuant to Ms. Smith’s employment agreement. 40,000 options vested as of the date of grant; 40,000 options vest on September 1, 2009; 40,000 options vest on September 1, 2010; and the remaining 30,000 options will vest on September 1, 2011.

(5)	Twenty-five percent of the option vested on the date of grant, January 1, 2008; an additional twenty-five percent is to be vested on January 1, 2009, the remaining will vest in equal amounts on a monthly basis thereafter, subject to continued employment as of such vesting dates, with full vesting scheduled to occur on January 1, 2011.

(6)	Twenty-five percent of the option vested on the date of grant, June 14, 2007; the remaining will vest in equal amounts on a monthly basis thereafter, subject to continued employment as of such vesting dates, with full vesting scheduled to occur on January 1, 2010.

Option Exercises and Stock Vested Table

None of our named executive officers exercised stock options during 2008. None of our named executive officers recognized any income from vesting of stock awards during 2008.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans maintained by us.

Non-qualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Agreements With Named Executive Officers

Employment Agreement with Ms. Smith

Ms. Smith first entered into an employment agreement with us, effective October 17, 2005, in connection with the commencement of her employment. This agreement had a term which expired in December 2008. Ms. Smith’s current employment agreement has an initial term of 36 months, subject to automatic one-year extensions after expiration of the initial term unless notice of non-extension is given by either party at least 180 days before expiration of the term. Under her employment agreement, Ms. Smith serves as our president and chief executive officer, with an annual salary of $480,000, subject to review each year, and may participate in all of the employee benefit plans that we provide for our executive employees. Ms. Smith is eligible for an annual bonus for each calendar year targeted at 70% of her base salary, subject to achievement of performance goals established by our board of directors, with greater or lesser amounts (including zero) paid for performance above or below target. Ms. Smith is also eligible for an annual long-term equity incentive award, subject to achievement of individual and company-related performance criteria as determined by our board of directors, the value of which long-term award is targeted at $1.0 million but no more than $1.5 million, with a greater amount (subject to a $1.5 million cap) or a lesser amount (including zero) paid for performance above or below target. Ms. Smith’s employment agreement provides for the grant, within 60 days following the effective date of the agreement, of a stock option to purchase 150,000 shares of our common stock, of which 40,000 shares will vest on each of the first two anniversaries of the effective date of the employment agreement and 30,000 shares on the third anniversary of the effective date of the employment agreement, subject to accelerated vesting upon a change in control. As of the effective date of the employment agreement, Ms. Smith was granted 30,000 restricted shares of our common stock which will vest in equal installments on March 31 of each of 2009, 2010 and 2011, subject in each case to the achievement of performance goals determined by the board of directors and included in our annual bonus plan, and subject to accelerated vesting of 50% of the unvested portion of such shares upon a change in control, in accordance with the provisions of our 2007 Employee Stock Option Plan. The performance goal associated with the vesting of Ms. Smith’s first 10,000 restricted share installment of the grant of 30,000 restricted shares was the 2008 Adjusted EBITDA target under the 2008 Success Sharing Plan. We achieved 100% of the target for 2008 Adjusted EBITDA and, accordingly, the first installment of 10,000 shares vested on March 31, 2009. See “— Employee Benefit and Stock Plans — 2007 Employee Stock Option Plan”.

Ms. Smith’s employment agreement provides for a stock award upon the first to occur of (i) a change in control (as defined in our 2007 Plan) pursuant to which our common stock is exchanged for or converted into consideration, more than 50% of which is paid in cash, cash equivalents or publicly traded securities (or securities which are intended to be publicly traded within a year following the change in control) and (ii) an initial public offering as follows: if the stock price is deemed to be less than $40.00 per share, between $40.00 per share and $50.00 per share, or at between $50.00 per share and $60.00 per share, she is eligible for an award of 40,000, 80,000 or 120,000 shares, respectively. This award is not subject to a vesting schedule. As of December 31, 2008, our common stock was valued at $21.30 per share. Accordingly, if a qualifying change in control or this public offering had occurred on December 31, 2008, Ms. Smith would have been eligible for an award of 40,000 shares of our common stock. Completion of this offering will constitute an initial public offering for purposes of this provision of Ms. Smith’s employment agreement. Based on an initial public offering price of $17.00, the mid-point of the price range at which shares of our common stock will be offered to the public as set forth on the cover page, Ms. Smith will receive an award of 40,000 shares of common stock upon completion of this offering.

If Ms. Smith is discharged for any reason other than cause or disability, or resigns for good reason, she will be entitled to receive severance benefits in an amount equal to twice the sum of her base salary and the average of the most recent two fiscal year’s bonuses. If Ms. Smith’s employment terminates under these circumstances upon or within 36 months following a change in control, her severance is calculated as the sum of her base salary plus her target bonus for the year in which the change in control occurred, multiplied by two and one-half (2.5). If Ms. Smith elects continuation coverage under COBRA following such a termination of employment, we will provide the benefits at our sole cost for the period used to calculate her severance payment. Any receipt of benefits under the terms of the employment agreement is contingent upon the executive’s execution and non-revocation of a general release and waiver in our favor.

Ms. Smith may terminate her employment at any time for good reason, which means:

•	a material reduction or change in Ms. Smith’s title or job duties inconsistent with her position and her prior duties, responsibilities and requirements;

•	any reduction of Ms. Smith’s then-current base salary or her target bonus;

•	relocation of Ms. Smith to a facility or location more than 30 miles from our current offices in Longmont, Colorado; or

•	a material breach by us of Ms. Smith’s employment agreement.

We have 30 days following receipt of Ms. Smith’s notice of termination for good reason to cure the event constituting good reason.

We may terminate Ms. Smith’s employment at any time during the employment period, with or without cause. Cause means:

•	Ms. Smith’s conviction of a felony or a crime involving fraud or moral turpitude;

•	her commission of theft, a material act of dishonesty or fraud, intentional falsification of employment or company records, or a criminal act which impairs her ability to perform her duties;

•	her intentional or reckless conduct or gross negligence materially harmful to the company or its successor;

•	her willful failure to follow lawful instructions of the person or body to which she reports; or

•	her gross negligence or willful misconduct in the performance of her duties.

In accordance with our 1999 Plan, all outstanding stock options held by Ms. Smith (and all other option holders with grants under that plan) become fully vested in connection with a change in control, as defined in our 1999 Plan (see “— Employee Benefit and Stock Plans — 1999 Equity Incentive Plan”).

Ms. Smith’s employment agreement provides for the payment of a “gross-up” payment if she becomes entitled to certain payments and benefits and equity acceleration under her employment agreement in connection with a change in control and those payments and benefits constitute “parachute” payments under Section 280G of the Internal Revenue Code.

Ms. Smith is subject to a confidentiality covenant and covenants prohibiting her from soliciting our employees or competing with us for one year following termination of her employment.

Employment Agreements With Other Named Executive Officers

Messrs. Spruill and Smith and Dr. Scott

Effective June 1, 2008, we entered into employment agreements with Messrs. Spruill and Smith and Dr. Scott, each of which has an initial term of 36 months, subject to automatic one-year extensions after the end of the initial term unless notice of non-extension is given by either party at least 60 days prior to expiration of the term. These employment agreements supersede any prior agreements with us in their entirety. Each employment agreement provides for salary and participation in our annual bonus program as determined by our compensation committee, with target annual bonus compensation equal to 60% (with respect to Messrs. Spruill and Smith) or 50% (with respect to Dr. Scott) of the executive’s base salary. Each employment agreement provides for participation in our equity compensation programs as determined by our compensation committee. Each employment agreement provides that in the event of a change in control (as defined in our 2007 Plan), all then outstanding unvested equity awards held by the executive will become fully vested and, if applicable, remain exercisable for the period specified in the award agreement. Each of these executives is subject to a confidentiality covenant and covenants prohibiting him from soliciting our employees or competing with us for one year following termination of employment.

The employment agreements each provide that if the executive is discharged for any reason other than for cause or disability, or if the executive resigns for good reason, he will be entitled to severance pay equal to the sum of his base salary plus the average of the most recent two fiscal year’s bonuses. If the executive’s employment terminates under these circumstances upon or following a change in control, severance pay is calculated as the sum of his base salary plus the target bonus for the year in which the change in control occurred, multiplied by one and one-half (1.5). If the executive elects continuation coverage under COBRA following such termination of employment, we will provide the benefits at our sole cost for the period used to calculate his severance payment.

Each employment agreement provides for the payment of a “gross-up” payment if the executive becomes entitled to certain payments and benefits and equity acceleration under his employment agreement in connection with a change in control and those payments and benefits constitute “parachute” payments under Section 280G of the Code.

Each employment agreement provides that the executive may terminate his employment at any time for “good reason,” which is defined as provided under Ms. Smith’s employment agreement, and that we may terminate the executive’s employment at any time, with or without “cause,” which is also defined as provided under Ms. Smith’s employment agreement. The receipt of severance pay or benefits under the terms of these employment agreements is contingent upon the executive’s execution and non-revocation of a general release and waiver in our favor.

Ms. Alfers

Upon commencement of her employment with us in January 2008, we entered into an offer letter agreement and a severance agreement with Ms. Alfers that provides for the terms of her “at will” employment with us as Senior Vice President and General Counsel. The offer letter provides for her salary, eligibility for participation in our annual bonus program and other standard benefits, and for initial grants of equity awards. Effective June 1, 2008, Ms. Alfers entered into a severance protection agreement that replaced her January 2008 severance agreement which provides for change in control and severance benefits under the same circumstances, and calculated in the same manner, as described above under the employment agreements with Messrs. Spruill and Smith and Dr. Scott (including without limitation the change in control-related accelerated vesting of equity awards, pre- and post-change in control severance pay and benefits, and gross-up payments). Ms. Alfers is also required to execute an irrevocable general release and waiver in our favor as a condition to receive any severance pay and benefits. The severance protection agreement supercedes in its entirety the severance agreement that Ms. Alfers entered into upon commencement of her employment with us.

Potential Payments Upon Termination or Change in Control

The following table reflects our estimate of the dollar value of the benefits payable to our named executive officers pursuant to the terms of their employment agreements, assuming that a qualifying termination event as described under the agreements occurred on December 31, 2008.

				Value of
		Severance	Value of	Restricted
		Pay and	Option	Stock	280G
Name	Trigger	Benefits ($)	Acceleration ($)(1)	Acceleration ($)(2)	Gross-up

Jill D. Smith	Discharge Other than for Cause or Disability, or Resignation for Good Reason	1,651,588	—
	Change in Control	2,078,176	—	663,000	935,328
J. Alison Alfers	Discharge Other than for Cause or Disability, or Resignation for Good Reason	265,270	—
	Change in Control	585,405	—
Yancey L. Spruill	Discharge Other than for Cause or Disability, or Resignation for Good Reason	580,115	—
	Change in Control	744,024	—
Walter S. Scott	Discharge Other than for Cause or Disability, or Resignation for Good Reason	529,004	—
	Change in Control	584,857	—
S. Scott Smith	Discharge Other than for Cause or Disability, or Resignation for Good Reason	497,759	—
	Change in Control	660,239	14,668

(1)	Represents the aggregate intrinsic value of the accelerated vesting of the named executive officer’s unvested stock options. The named executive officers’ unvested stock option holdings as of December 31, 2008 are set forth in the “Outstanding Equity Awards at Year-End 2008” table above.

(2)	Represents the aggregate intrinsic value of the accelerated vesting of 100% of the restricted stock award granted under her employment agreement during 2008. Ms. Smith’s unvested restricted stock holdings as of December 31, 2008 are set forth in the “Outstanding Equity Awards at Year-End 2008” table above.

Employee Benefit and Stock Plans

1995 Stock Option Plan

On May 5, 1995, our board of directors adopted our 1995 Plan, pursuant to which qualified and nonqualified stock options to purchase shares of our stock or the stock itself have been issued to employees, officers, directors, and consultants. We have not granted any awards under our 1995 Plan since March 10, 1999. However, the 1995 Plan continues to govern the terms and conditions of outstanding awards granted under the 1995 Plan.

A total of 92,489 shares of our common stock were authorized for issuance under the 1995 Plan. As of December 31, 2008, options to purchase a total of 1,200 shares of our common stock were issued and outstanding, and a total of 13,955 shares of our common stock had been issued upon the exercise of options granted under the 1995 Plan.

Under the 1995 Plan, incentive stock options were granted with exercise prices not less than the fair value of the stock on the various dates of grant, as determined by our board of directors.

Options granted pursuant to the 1995 Plan are subject to certain terms and conditions as contained therein, have a ten-year term, generally vest over a four-year period, and are immediately exercisable.

Upon termination of services to us by optionees, any acquired but unvested shares are subject to repurchase by us at the lesser of fair value or original exercise price.

1999 Equity Incentive Plan

On February 16, 2000, our board of directors adopted our 1999 Plan. On December 12, 2000, our stockholders approved our 1999 Plan, pursuant to which qualified and nonqualified stock options to purchase shares of our stock or the stock itself may be issued to employees, officers, directors, and consultants.

A total of 2,000,000 shares of our common stock were authorized for issuance under the 1999 Plan. As of December 31, 2008, options to purchase a total of 1,004,683 shares of our common stock were issued and outstanding, and a total of 770,409 shares of our common stock had been issued upon the exercise of options granted under the 1999 Plan.

Options granted pursuant to the 1999 Plan are subject to certain terms and conditions as contained therein, have a ten-year term, generally vest over a four-year period, and are immediately exercisable.

In connection with a change in control, as defined under our 1999 Plan, any then unvested award outstanding under our 1999 Plan will become fully vested. Under our 1999 Plan, a “change in control” is defined generally as (i) the disposition of substantially all of our assets, (ii) a consolidation or merger into another company in which our stockholders immediately prior to the transaction own less than 50% of the voting power of the surviving entity or its parent immediately following the transaction, (iii) a merger in which we are the surviving corporation but our common stock is converted into other property, whether securities, cash, or otherwise, (iv) prior to an initial public offering, any transaction or series of transactions in which more than 50% of our voting power is transferred to another entity, or (v) after an initial public offering, acquisition by any person, group or entity of at least 30% of our voting power; provided, that in the case of the transactions described in clauses (ii) and (iii) above, the transaction will only be considered a change in control if our stockholders immediately prior to the transaction hold less than 50% of the surviving company or its parent or, if the transaction involves the issuance of securities of an affiliate company, such affiliate.

Upon termination of services to us by optionees, any acquired but unvested shares are subject to repurchase by us at the lesser of fair value or original exercise price.

2007 Employee Stock Option Plan

On June 14, 2007, our board of directors adopted our 2007 Plan. On June 21, 2007, our stockholders approved our 2007 Plan, pursuant to which qualified and nonqualified stock options to purchase shares of our common stock, or grants of our common stock, may be issued to our employees, officers, directors and consultants.

A total of 5,000,000 shares of our common stock were authorized for issuance under the 2007 Plan. The plan provides for reservation of an additional 2% of such figure each year for issuance. As of December 31, 2008, options to purchase a total of 1,783,266 shares of our common stock were issued and outstanding, and 9,438 shares of our common stock had been issued upon the exercise of options granted under the 2007 Plan.

Upon a change in control, unless otherwise provided in the applicable award agreement, (i) 50% of then-outstanding unvested awards under the 2007 Plan held by each participant with one year of service will vest; and (ii) 25% of then-outstanding unvested awards under the 2007 Plan held by participants with less than one year of service will vest. In addition, in connection with a change in control, our compensation committee may in its discretion arrange for the substitution of awards, waive repurchase rights, provide for the cashing out of awards or the termination of awards. Under our 2007 Plan, a “change in control” is defined generally as (i) the acquisition of company securities representing 50% or more of the combined voting power of the company; (ii) the consummation of a merger or consolidation of the company into any other corporation unless our voting securities immediately before the transaction continue to represent at least 50% of the combined voting power of the company or the surviving entity, and unless in connection with the transaction no person or entity becomes the beneficial owner of securities representing 50% or more of the combined voting power of our then-outstanding securities; (iii) our stockholders approval of an agreement for the sale of all or substantially all of our assets or (iv) our stockholders approval of a plan for liquidation or dissolution of the company.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since January 1, 2006, to which we were a party or will be a party other than compensation arrangements which are described under “Compensation Discussion and Analysis,” in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Stockholders’ Agreement

We are a party to a stockholders’ agreement which provides, among other things, that certain holders of our common stock, including Morgan Stanley & Co. Incorporated, Ball Technologies Holding Corp., or Ball Technologies, Hitachi, Ltd., or Hitachi, certain funds managed by Beach Point Capital Management L.P., as assignee of Post Advisory Group LLC (“Beach Point Capital”), and certain funds managed by Capital Research and Management Company, have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.” The stockholders’ agreement also provides for rights to appoint certain directors, rights of representation on committees our board of directors and rights to force participation in a sale of the company. However, all of these other rights terminate upon completion of this offering.

Ball Corporation

We are parties, and have in the past been parties, to several agreements with Ball Aerospace & Technologies Corp. or Ball Aerospace, an affiliate of Ball Technologies, one of our stockholders. Our engineering services contract with Ball Aerospace provides a framework for us to engage Ball Aerospace for discrete engineering services tasks, by establishing a set of mutually agreeable legal terms and conditions. There are no commitments for us to pay or receive compensation under this agreement. However, we do continue to engage Ball Aerospace to perform services, as needed. This agreement currently remains in effect until December 31, 2009, subject to annual extension by the parties. Ball Aerospace and Ball Technologies are both subsidiaries of Ball Corporation.

On October 2, 2006, we executed a contract with Ball Aerospace for the development and provision of our WorldView-2 spacecraft and the integration of that spacecraft with a sensor and telescope. This agreement does not have a specified termination date. Under this agreement, we have a remaining commitment to pay Ball Aerospace $35.5 million upon the successful completion of certain milestones related to delivery schedule and in-orbit performance.

Under the two contracts with Ball Aerospace discussed above, we have incurred costs of $15.1 million, $128.1 million and $32.2 million for 2006, 2007 and 2008, respectively. Amounts owed to Ball Aerospace totaled $1.5 million, $8.9 million and $0 at December 31, 2006, 2007 and 2008, respectively.

Hitachi, Ltd./Hitachi Software Engineering Company, Ltd.

Hitachi Software, an affiliate of Hitachi, one of our stockholders, has certain international distribution rights for our imagery products and is the exclusive distributor for our imagery products in Japan.

On January 28, 2005, we entered into a data distribution agreement with Hitachi Software which appoints Hitachi as a reseller of our products and services and authorized Hitachi to sell access time to our WorldView-2 satellite. We entered into a direct access facility purchase agreement with Hitachi Software on March 23, 2007. Under this agreement, we will construct and sell to Hitachi Software a direct access facility, which will allow a customer of Hitachi Software to directly access and task our WorldView-2 satellite. As of December 31, 2008, we had received $24.7 million from Hitachi Software under the data distribution and direct access facility purchase agreement. Under the direct access facility purchase agreement, Hitachi Software has a remaining commitment to pay us $1.2 million upon the successful completion of certain milestones.

Under the data distribution agreement, Hitachi Software also earns commissions on sales of our products and services made into its territory and purchases our products and services for resale to others. This agreement expires in 2013. If our WorldView-2 satellite is launched before December 31, 2009, we currently estimate that we will be entitled to receive from Hitachi Software minimum payments of approximately $90.0 million over the life of the data distribution agreement. The direct access facility purchase agreement does not have a specified term.

Hitachi Software earned sales commissions of $1.6 million, $1.2 million and $1.4 million in 2006, 2007 and 2008, respectively. Amounts owed to Hitachi Software totaled $0.4 million, $0.1 million and $0.1 million at December 31, 2006, 2007 and 2008, respectively.

Hitachi Software purchased approximately $3.7 million, $5.2 million and $9.5 million of our products and services in 2006, 2007 and 2008, respectively. Amounts owed to us by Hitachi Software totaled $(0.3) million, $2.7 million and $0.9 million at December 31, 2006, 2007 and 2008, respectively.

Morgan Stanley & Co. Incorporated

On December 20, 2006, an affiliate of Morgan Stanley & Co. Incorporated acted as placement agent for our sale of $100.0 million of common stock. Additionally, an affiliate of Morgan Stanley & Co. Incorporated purchased 280,000 shares of common stock in the transaction for $22.50 per share. An affiliate of Morgan Stanley & Co. Incorporated earned a fee of $2.0 million for serving as placement agent in the transaction.

In April 2005, we entered into a series of interest rate swap agreements with an affiliate of Morgan Stanley & Co. Incorporated, which were terminated in February 2006. The termination of these agreements resulted in a gain of $0.8 million and were replaced with a new swap agreement with a notional amount of $100.0 million. Under the second interest rate swap agreement, an affiliate of Morgan Stanley & Co. Incorporated owed us accrued interest in the amount of $0.1 million and $0.1 million at December 31, 2006 and 2007, respectively. At December 31, 2008, we owed to an affiliate of Morgan Stanley & Co. Incorporated $(0.1) million of accrued interest on the second swap transaction. In January 2009, we entered into a third swap transaction with an affiliate of Morgan Stanley & Co. Incorporated trading the floating 3-month LIBOR rate on $130.0 million of our senior credit facility to a fixed rate of 2.00% until maturity of the loan on October 20, 2011. The third swap transaction was terminated in April 2009 and an affiliate of Morgan Stanley & Co. Incorporated received $1.5 million in connection therewith.

In February 2008, we issued $40.0 million aggregate principal amount of senior subordinated notes, $20.0 million of which were issued to an affiliate of Morgan Stanley & Co. Incorporated. An affiliate of Morgan Stanley & Co. Incorporated was also paid a fee of $0.4 million in connection with this transaction and a fee of $0.1 million in connection with amendments to the senior subordinated notes in February 2009. An affiliate of Morgan Stanley & Co. Incorporated received approximately $24.4 million upon repayment of the senior subordinated notes in April 2009.

In April 2009, Morgan Stanley & Co. Incorporated earned a fee of $7.1 million in commissions as initial purchaser of our senior secured notes.

Morgan Stanley & Co. Incorporated has designated two designees to serve on our board of directors. Upon completion of this offering, we will enter into an Investor Agreement with an affiliate of Morgan Stanley & Co. Incorporated pursuant to which that affiliate will have the right to designate for nomination nominees for the board members. See “Description of Capital Stock — Investor Agreement.”

Morgan Stanley & Co. Incorporated is an underwriter of this offering and will receive compensation in connection with its services as such. See “Underwriters.”

Beach Point Capital (Assignee of Post Advisory Group)

In February 2008, we issued $40.0 million aggregate principal amount of senior subordinated notes, $20.0 million of which are owned by funds and accounts managed by Beach Point Capital, some of which are our stockholders. Those funds and accounts were also paid a fee equal to 2% of the amount of senior subordinated notes purchased ($0.4 million in the aggregate) in connection with this transaction and a fee of $0.1 million in connection with amendments to the senior subordinated notes in February 2009. The funds and accounts managed by Beach Point Capital received an aggregate of approximately $24.4 million upon repayment of the senior subordinated notes in April 2009.

We have entered into a letter agreement with Beach Point Capital, which will become effective upon completion of this offering, pursuant to which Beach Point Capital will be granted the right, under certain circumstances, to require us to file a resale registration statement. See “Description of Capital Stock — Registration Rights.”

For so long as Beach Point Capital or accounts or funds managed by Beach Point Capital own shares representing at least 10% of our common stock, Beach Point Capital will be allowed to send an observer to all meetings of our board of directors in a non-voting and non-participatory capacity.

Review, Approval or Ratification of Related Party Transactions

The standing committees of our board of directors include the governance and nominating committee which will be responsible for reviewing all related person transactions that are required to be disclosed under the Securities and Exchange Commission rules and, when appropriate, initially authorize or ratify all such transactions in accordance with written policies and procedures established by the committee from time to time.

We anticipate that the policies and procedures will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the committee will consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (1) whether there is an appropriate business justification for the transaction; (2) the benefits that accrue to us as a result of the transaction; (3) the terms available to unrelated third parties entering into similar transactions; (4) the impact of the transaction on a director’s independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer); (5) the availability of other sources for comparable products or services; (6) whether it is a single transaction or a series of ongoing, related transactions; and (7) whether entering into the transaction would be consistent with our code of business conduct and ethics. In addition, our audit committee will review all related party transactions for which audit committee approval is required by applicable law or NYSE rules.

The policies described above have not yet been adopted, and as a result, the transactions described under “Certain Relationships and Related Party Transactions” were not reviewed under such polices.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at April 15, 2009 and as adjusted to reflect the sale of the shares of common stock by us and the selling stockholders in this offering, for:

•	each named executive officer;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o DigitalGlobe, 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 43,464,751 shares of common stock outstanding on April 15, 2009 and 44,871,007 shares of common stock outstanding after the completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options, restricted stock or warrants held by that person that are currently exercisable or exercisable within 60 days of April 15, 2009. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficial			Shares Beneficially
	Ownership			Owned
	Prior To Offering			After the Offering
			Number of
			Shares
Name and Address of Beneficial Owner	Number	% of Class	Offered	Number	% of Class

Directors and Executive Officers:
Jill D. Smith(1)	289,826	*	—	329,826	*
Walter S. Scott(2)	359,521	*	34,000	325,521	*
Yancey L. Spruill(3)	164,407	*	—	164,407	*
S. Scott Smith(4)	99,883	*	—	99,883	*
J. Alison Alfers(5)	49,165	*	—	49,165	*
Paul M. Albert, Jr.(6)	45,681	*	—	45,681	*
General Howell M. Estes III(7)	33,983	*	—	33,983	*
Warren C. Jenson(8)	32,519	*	—	32,519	*
Judith A. McHale(9)	32,519	*	—	32,519	*
Eddy Zervigon	—	*	—	—	*
All executive officers and directors as a group (13 persons)(10)	1,205,475	2.8%	—	1,171,475	2.6%

Other 5% Stockholders:
Morgan Stanley & Co. Incorporated(11)	15,968,099	36.7%	1,590,965	14,377,134	32.0%
Funds and Accounts Managed by Beach Point Capital(12)	6,493,603	14.9%	1,720,364	4,773,239	10.6%
Hitachi Software Engineering Co., Ltd.(13)	3,309,145	7.6%	—	3,309,145	7.4%
Ball Technologies Holding Corp.(14)	2,791,089	6.4%	2,093,317	697,772	1.6%
Other Selling Stockholders:
SOLA Ltd. F/K/A Stanfield Offshore Leveraged Assets Ltd.	1,200,000	2.8%	62,509	1,137,491	2.5%
OZ Capital(15)	1,111,110	2.6%	1,111,110	—	—

	Shares Beneficial			Shares Beneficially
	Ownership			Owned
	Prior To Offering			After the Offering
			Number of
			Shares
Name and Address of Beneficial Owner	Number	% of Class	Offered	Number	% of Class

Funds Managed by GLG Partners Limited(16)	977,777	2.2%	76,667	901,110	2.0%
The Bond Fund of America, Inc.(17)	796,807	1.8%	796,807	—	—
Telespazio S.P.A	794,640	1.8%	794,640	—	—
Camulos Master Fund LP	742,222	1.7%	150,000	592,222	1.3%
American Funds Insurance Series, High-Income Bond Fund(17)	735,515	1.7%	735,515	—	—
American High-Income Trust(17)	612,929	1.4%	612,929	—	—
Caxton Associates LP(18)	610,924	1.4%	610,924	—
Greywolf Capital Management LP(19)	550,000	1.3%	550,000	—	—
Stewart Title Company(20)	433,350	*	433,350	—	—
Zohar CDO 2003-1, Limited	390,273	*	390,273	—	—
Lispenard Street Credit (Master) LTD	346,666	*	231,111	115,555	*
American Funds Insurance Series, Asset Allocation Fund(17)	245,171	*	245,171	—	—
Curtis Joseph Schenker(21)	236,510	*	236,510	—	—
Mark Dickstein(22)	206,344	*	122,259	84,085	*
Pond View Credit (Master) LP	186,666	*	124,444	62,222	*
P & S Capital Management(23)	137,098	*	137,098	—	—
Hare & Co.(24)	123,272	*	123,272	—	—
Orbital Sciences Corporation	64,393	*	64,393	—	—
Additional selling stockholders collectively holding less than 1% of the outstanding shares of the company’s common stock prior to completion of the offering (45 selling stockholders)(25)	425,575	*	315,908	109,667	*

(1)	Consists of exercisable options to purchase 289,826 shares of common stock and, after the offering, 40,000 shares of common stock to be issued to Ms. Smith pursuant to her employment agreement.

(2)	Includes exercisable options to purchase 194,426 shares of common stock and, prior to the offering, 34,000 shares held by Walter S. Scott and Diane R. Scott TTEES or their successors in trust under the Walter and Diane Scott Living Trust DTD March 19, 2000, all of which are being sold in this offering.

(3)	Includes exercisable options to purchase 164,165 shares of common stock.

(4)	Consists of exercisable options to purchase 99,883 shares of common stock.

(5)	Consists of exercisable options to purchase 49,165 shares of common stock.

(6)	Includes exercisable options to purchase 41,932 shares of common stock.

(7)	Consists of exercisable options to purchase 33,983 shares of common stock.

(8)	Consists of exercisable options to purchase 32,519 shares of common stock.

(9)	Consists of exercisable options to purchase 32,519 shares of common stock.

(10)	Includes exercisable options to purchase 1,061,718 shares of common stock.

(11)	The address of Morgan Stanley & Co. Incorporated is 1585 Broadway, 2nd Floor, New York, NY 10036.

(12)	Includes shares owned by funds and accounts managed by Beach Point Capital. The address of the funds managed by Beach Point Capital is 11755 Wilshire Boulevard, Suite 1400, Los Angeles, CA 90025. In January 2009, Beach Point Capital assumed certain rights and obligations from Post Advisory Group. In connection with that assignment, Beach Point Capital became investment manager of these funds and accounts, formerly managed by Post Advisory Group. For purposes of the reporting requirements of the Exchange Act, Beach Point Capital or its affiliates may be deemed to be the beneficial owner of all the shares held by thee funds and accounts. Beach Point Capital, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Beach Point Capital is an investment adviser registered under the Investment Advisers Act of 1940.

(13)	Includes 379,252 shares held by Hitachi, Ltd., an affiliate. The address of Hitachi Software Engineering Co., Ltd. is 4-12-7, Higashi-Shinagawa-Ku, Tokyo 140-0002, Japan.

(14)	The address of Ball Technologies Holdings Corp. is c/o Ball Corporation, 10 Longs Peak Drive, Broomfield, CO 80021.

(15)	Consists of 586,111 shares held by OZ Master Fund Ltd., 446,333 shares held by OZ Europe Master Fund Ltd. and 78,666 shares held by OZ Global Special Investments Master Fund LP. Daniel S. Och as Chief Executive Officer of Och-Ziff Holding Corporation, the General Partner of OZ Advisors LP and the General Partner of Oz Global Special Investments Master Fund, LP, may be deemed to have investment and/or voting control of the shares. Daniel S. Och as Chief Executive Officer of Och-Ziff Holding Corporation, the General Partner of OZ Management, LP and the Investment Manager to Oz Master Fund, Ltd., may be deemed to have investment and/or voting control of the shares. Daniel S. Och as Chief Executive Officer of Och-Ziff Holding Corporation, the General Partner of OZ Management, LP and the Investment Manager to Oz Europe Master Fund, Ltd., may be deemed to have investment and/or voting control of the shares. The address of each of these funds is c/o Oz Management, LP, 9 West 57th St., 39th Floor, New York, NY 10019.

(16)	Includes 76,667 shares held by GLG Investments Plc: Sub-Fund: GLG Capital Appreciation Fund. The address of each of these funds is c/o GLG Partners LP, 1 Curzon Street, London WIJ SHB, United Kingdom.

(17)	Capital Research and Management Company serves as the investment adviser for American High-Income Trust, The Bond Fund of America, Inc., American Funds Insurance Series, Asset Allocation Fund, American Funds Insurance Series, Bond Fund and American Funds Insurance Series, High-Income Bond Fund. For purposes of the reporting requirements of the Exchange Act, Capital Research and Management Company or its affiliates may be deemed to be the beneficial owner of all of the shares held by these funds. Capital Research and Management Company, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Research and Management Company is an investment adviser registered under the Investment Advisers Act of 1940. The address of each of these funds is 333 South Hope Street, Los Angeles, California 90071.

(18)	Consists of 242,372 shares held by Caxton Equity Growth Holdings LP and 368,552 shares held by Caxton International Limited. The address of each of these funds is c/o Caxton Associates LP, 731 Alexander Rd., Bldg. 2, Princeton, NJ 08540.

(19)	Consists of 500,000 shares held by Greywolf Capital Overseas Fund and 50,000 shares held by Greywolf Capital Partners II LP. The address of each of these funds is c/o Greywolf Capital Management LP, 4 Manhattanville Rd., Suite 201, Purchase, NY 10577.

(20)	The selling shareholder was party to a stock purchase agreement with us, pursuant to which we acquired GlobeXplorer.

(21)	Includes 112,607 shares held by Scoggin International Fund Ltd., 112,607 shares held by Scoggin Capital Management LP II, and 5,648 shares held by CJS Partners a Partnership. The address of each is c/o Todd Jablonsky, 660 Madison Avenue, 20th Floor, New York, NY 10065.

(22)	Includes 93,306 shares held by Curtis Schenker Elyssa Dickstein Craig Effron & Jefferey Schwartz Ttees F B O Life Time Fund Dtd 12 27 88 and 2,259 shares held by Mark Dickstein & Elyssa Dickstein TTEES F B O Mark & Elyssa Dickstein FDTN Agreement DTD 1 21 98. The address of each is c/o Paula Lorditch, 55 Madison Ave., Suite 400, Morristown, NJ 07960.

(23)	Consists of 75,404 shares held by Gracie Capital LP and 61,694 shares held by Gracie Capital International Ltd. The address of each is c/o Sam Konz and Greg Pearson, 590 Madison Ave, 28th Floor, New York, NY 10022.

(24)	Consists of 112,817 shares held by William C. Miller, III, 5,832 shares held by General Retirement System of the City of Detroit and 4,623 shares held by Police and Fire Department System of the City of Detroit. The address of the General Retirement System of the City of Detroit is c/o Halbis Capital Management, 452 Fifth Ave, 17th Floor, NY, NY 10018.

(25)	Consists of the combined beneficial ownership of 45 selling stockholders whose collective holdings are less than 1% of our outstanding shares held as of April 15, 2009. The shares subject to this footnote also include options to purchase 58,167 shares of common stock that are exercisable within 60 days of April 15, 2009.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and by-laws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated certificate of incorporation and by-laws, copies of which are filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part, and applicable law. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Our amended and restated certificate of incorporation authorizes us to issue up to 250,000,000 shares of common stock, $0.001 par value per share, and 24,000,000 shares of preferred stock, $0.001 par value per share. Our outstanding shares of 8.5% Cumulative Convertible Redeemable Preferred Stock due 2009, Series C, were redeemed on March 31, 2009.

As of April 15, 2009, there were outstanding:

•	43,464,751 shares of our common stock held by approximately 495 stockholders; and

•	3,176,510 shares issuable upon exercise of outstanding stock options.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the holders of our common stock, voting together as a single class, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to the prior rights of holders of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors.

Liquidation

Subject to the prior rights of our creditors and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Fully Paid and Non-Assessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Investor Agreement

Upon completion of this offering, we will enter into an Investor Agreement with an affiliate of Morgan Stanley & Co. Incorporated. For so long as Morgan Stanley & Co. Incorporated or its affiliates continue to be the record and beneficial owner of shares representing more than 25% of our outstanding common stock, Morgan Stanley & Co. Incorporated will have the right to designate for nomination five of the nine nominees for our board of directors, at least three of whom must be independent under the NYSE rules. For so long as Morgan Stanley & Co. Incorporated or its affiliates continues to be the record and beneficial owner of shares representing less than 25% but more than 20% of our outstanding common stock, Morgan Stanley & Co. Incorporated will have the right to designate for nomination four members of the nine nominees for our board of directors, at least three of whom must be independent under the NYSE rules. For so long as Morgan Stanley & Co. Incorporated or its affiliates continues to be the record and beneficial owner of shares representing less than 20% but more than 15% of our outstanding common stock, Morgan Stanley & Co. Incorporated will have the right to designate for nomination three members of the nine nominees for our board of directors, all of whom must be independent under the NYSE rules. Our board of directors may determine, in good faith, not to appoint any of Morgan Stanley & Co. Incorporated’s designated nominees, if such appointment would constitute a breach of its fiduciary duties or applicable law or violate our amended and restated certificate of incorporation, by-laws, corporate governance guidelines or similar policies, or if such designated nominees is reasonably likely not to be independent, under NYSE rules. In addition, as long as Morgan Stanley & Co. Incorporated continues to be the record and beneficial owner of shares representing at least 15% of our outstanding common stock, at least one of Morgan Stanley & Co. Incorporated’s director nominees shall be appointed to each of our standing committees. At such time that Morgan Stanley & Co. Incorporated or its affiliates become the record and beneficial owner of shares representing less than 15% of our outstanding common stock, Morgan Stanley & Co. Incorporated will no longer have the right to designate for nomination any nominees for our board of directors. In the event of a change in the number of members of our board of directors, Morgan Stanley & Co. Incorporated will have the right to designate a proportional amount of the members of the nominees for our board of directors to most closely approximate the rights described above. If, however, the number of nominees for our board of directors designated for nomination by Morgan Stanley & Co. Incorporated is reduced as a result of a decrease in the record and beneficial ownership of shares of our common stock by Morgan Stanley & Co. Incorporated or its affiliates, any subsequent acquisition of shares of our common stock by Morgan Stanley & Co. Incorporated or its affiliates will not result in the right of Morgan Stanley & Co. Incorporated to designate for nomination additional nominees for our board of directors.

Registration Rights

Under the Stockholders’ Agreement, dated July 9, 2003, certain holders of common stock, or the registrable securities, or their transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act.

Subject to certain limitations, certain holders of the registrable securities may require, on an aggregate of 12 occasions at any time after 180 days from the effective date of this offering, that we register the registrable securities for public resale, provided that the proposed aggregate offering price is at least $30.0 million. If we register any of our common stock either for our own account or for the account of other security holders, the holders of registrable securities are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing the holders to include their common stock in such registration, subject to certain marketing and other limitations. A holder’s right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in this offering. All expenses of such registrations, other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications, will be borne by us.

We have entered into a letter agreement with Beach Point Capital, successor investment manager to Post Advisory Group, pursuant to which, subject to certain limitations, Beach Point Capital may require at any time after 15 months from the effective date of this offering, that we register the shares of common stock beneficially held by it, provided that Beach Point Capital beneficially owns, directly or indirectly, at least 10% of our outstanding common stock. All expenses of such registration, other than underwriting discounts and commissions incurred in connection with registration, filing or qualification, will be borne by us.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding are able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our chairman of the board, president, chief executive officer, the board of directors or an authorized board committee may call a special meeting of stockholders.

Our amended and restated certificate of incorporation requires an 80% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, including provisions relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, the designated parties entitled to call a special meeting of the stockholders, and our ability to redeem outstanding shares of common stock to prevent the loss of any license or franchise. In addition, our amended and restated certificate of incorporation provides that directors may only be removed for cause and only with an 80% stockholder vote. The combination of the classification of our board of directors, the restrictions on the removal of directors, the lack of cumulative voting and the 80% stockholder voting requirements make it more difficult for our existing stockholders to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. In addition, as permitted by the Delaware General Corporation Law, a certificate of incorporation limits or eliminates the personal liability of directors for a breach of their fiduciary duties of care as a director. The duty of care generally requires that, when acting on behalf of a company, directors exercise an informed business judgment based on all material information available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Under our amended and restated certificate of incorporation and amended and restated bylaws, we are also able to provide similar rights to indemnification and advancement of expenses to employees and agents.

We may purchase and maintain insurance covering our directors and officers against any liability asserted against any of them and incurred by any of them, whether or not we would have the power to indemnify them against such liability under the bylaws. In addition, we are required to advance expenses (including attorney’s fees) incurred by a director or officer defending an action if that person undertakes to repay us if he or she is ultimately determined not to be entitled to be indemnified by us. The indemnification provided by our amended and restated certificate of incorporation is not exclusive of any rights to which those seeking indemnification may be entitled under the amended and restated certificate of incorporation, the bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the

Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Redemption

Our amended and restated certificate of incorporation contains provisions that permit the redemption of stock from stockholders where necessary, in the judgment of our board of directors, to the extent necessary to prevent the loss of or to secure the reinstatement of any of our licenses or franchises from any government agency. The purpose of these provisions is to ensure our compliance with our licenses or registration from any governmental agency that are conditioned upon some or all of our stockholders possessing prescribed qualifications. Failure to comply with these requirements may result in fines or a denial of renewal, or revocation of these licenses or registrations.

Generally, the redemption price will be either:

•	the fair market value of the shares to be redeemed, which, assuming the shares are publicly traded at the time of the redemption, is equal to the average closing price of the shares over a 45-day period; or

•	if the shares were purchased within one year of the date the shares are redeemed, the lesser of the fair market value and the purchase price for the shares.

To the extent that more than one stockholder causes the lack of compliance with a license or franchise, but compliance by all stockholders is not required, the board of directors may at its discretion choose which stockholder or stockholders from whom to redeem. The board of directors does not need to effectuate a pro rata redemption among all stockholders causing the lack of compliance.

These provisions could prevent or discourage a merger, tender offer or proxy contest involving us and a non-U.S. citizen, and could impede an attempt by a non-U.S. citizen to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders and might provide our stockholders with the opportunity to sell their shares of our capital stock at a premium over prevailing market prices.

The NYSE Listing

We have applied to list our common stock on the NYSE under the symbol “DGI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the offering made by this prospectus, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial numbers of shares of our common stock, including shares issued upon exercise of options, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon completion of this offering, we will have outstanding 44,871,007 shares of common stock.

The 14,700,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Approximately 93% of the remaining 30,171,005 shares of common stock to be outstanding after this offering will be subject to the 180-day lock-up period, which may be extended in specified circumstances described below. Within 180 days of the date of this prospectus all of these shares will qualify for resale under Rule 144, excluding any shares held by affiliates.

Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the New York Stock Exchange during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Lock-Up Agreements

We, our directors and executive officers, the selling stockholders and holders of substantially all of our other common stock have agreed with the underwriters that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., we and they will not, during the period ending 180 days, subject to certain exceptions, after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. do not have any pre-established conditions to waiving the terms of the lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale. Under the terms of the lock-up agreements, if any selling stockholder is released, in whole or in part, from the terms of a lock-up agreement with respect to this offering, the other selling stockholders (other than directors and officers) will be released in a similar manner.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period,

in which case, the restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registration Rights

Following the completion of this offering, the holders of approximately 38.9 million shares of our common stock will have rights, subject to certain conditions, to require us to include their shares in registration statements that we may file for ourselves or other stockholders and holders of substantially all our shares of common stock that are not sold in this offering will have rights, subject to some conditions, to require us to register their shares for resale. A demand for registration may not be made until 180 days after the consummation of this offering. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see “Description of Capital Stock — Registration Rights.”

Equity Plans

As of December 31, 2008, we had outstanding options to purchase an aggregate of 2,758,284 shares of our common stock under our 1995, 1999 and 2007 Plans. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or issuable under our 1995, 1999 and 2007 Plans.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by non-U.S. holders (as defined below) who purchase our common stock in this offering and hold such common stock as capital assets (generally for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships and their partners, dealers in securities, brokers, U.S. expatriates, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local or foreign tax or U.S. federal alternative minimum tax consequences relating to the ownership and disposition of our common stock. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is not:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

(iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

An individual may be treated as a resident of the United States, among other ways, if present in the United States on at least 31 days in a calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). U.S. residents are subject to U.S. federal income tax in the same manner as U.S. citizens.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your own tax advisor.

Dividends

Dividends paid by us to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder provides us with an IRS Form W-8BEN certifying its entitlement to the benefit of such treaty, or (ii) the dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides us with proper IRS documentation. In the latter case, a non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. person, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax on its after-tax effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States and, where a tax treaty so provides, the gain is attributable to a U.S. permanent establishment of such non-U.S. holder, or (iii) we are or become a “U.S. real property holding corporation” and either (a) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale, exchange or other disposition occurs, or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our common stock. We believe that we are not a U.S. real property holding corporation, and we do not anticipate becoming a U.S. real property holding corporation.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the estate tax entirely in 2010. Under this legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding Tax

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. Information reporting and backup withholding tax (at the then applicable rate) may also apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are acting as representatives and as joint book-running managers, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Shares

Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies & Company, Inc.

Total	14,700,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,205,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $      , the total underwriters’ discounts and commissions would be $      and total proceeds to us would be $     .

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior written approval of the customers.

Application has been made to have the common stock listed on the New York Stock Exchange under the symbol “DGI.”

We, our directors and executive officers, the selling stockholders and holders of substantially all of our common stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares of common stock to the underwriters;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after completion of this offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with such transactions;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security granted under employee stock plans existing on or otherwise outstanding on the date of this prospectus;

•	grants of employee stock options or restricted stock in accordance with the terms of a stock plan existing on the date of this prospectus;

•	transfers or distributions of shares of common stock or any security convertible into common stock (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of the transferee or an immediate family member, (iii) by testate or intestate succession, (iv) to limited partners, members stockholders of the distributor, or to any corporation, partnership or other business entity that is a direct or indirect affiliate of the distributor or (v) to any corporation, partnership or other business entity with whom the distributor shares in common an investment manager or advisor, in each case who has investment discretionary authority with respect to the distributor’s and such other entity’s investments pursuant to an investment management, investment advisory or similar agreement, provided that each donee, distributee or transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntary during the restricted period; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock provided that such plan does not provide for the transfer of common stock during the restricted period;

•	the issuance by us of up to a number of shares representing 10% of the total number of outstanding shares of the common stock (or options, warrants or convertible securities relating to shares of common stock) in connection with bona fide mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions, provided that the acquiree of any such shares of common stock (or options, warrants or convertible securities relating to shares of common stock) enters into an lock up agreement for the remainder of the 180 day restricted period and possible extension of such period described below; or

•	the filing by us of a registration statement on Form S-8 relating to the offering of securities in accordance with the terms of a stock plan in effect on the date of this prospectus.

Without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, no party to the agreement will be able, during the period ending 180 days after the date of this prospectus, to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The 180-day restricted periods described above are subject to extension such that, in the event that either (1) during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the “lock-up”

restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

A prospectus in electronic format may be made available on the internet sites or through other on-line services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms on-line and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders on-line. The underwriters may agree with us to allocate a specific number of shares for sale to on-line brokerage account holders. Any such allocation for on-line distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and our industry in general, sales, earnings and certain other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. Morgan Stanley & Co. Incorporated owns approximately 36.7% of the outstanding shares of our common stock. In addition, upon completion of this offering, we will enter into an

Investor Agreement with an affiliate of Morgan Stanley & Co. Incorporated pursuant to which it will have the right to designate for nomination five of the nine nominees for our board of directors, at least three of whom must be independent under the NYSE rules. For a description of the Investor Agreement, see “Description of Capital Stock — Investor Agreement.” As a result, Morgan Stanley & Co. Incorporated may be deemed to have a “conflict of interest” and or be an “affiliate” of us under Rule 2720(c)(3) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering is being conducted in accordance with Rule 2720 of such Conduct Rules. This rule requires that the initial public offering price for our shares cannot be higher than the price recommended by a “qualified independent underwriter,” as defined by FINRA. J.P. Morgan Securities Inc. is serving as a qualified independent underwriter and will assume the customary responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence. We have agreed to indemnify J.P. Morgan Securities Inc. against any liabilities arising in connection with its role as a qualified independent underwriter, including liabilities under the Securities Act.

The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $     , which includes legal, accounting and printing costs and various other fees associated with registering and listing our common stock.

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We and the selling stockholders have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, the selling stockholders or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with us under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the shares for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The shares may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India or with the Securities and Exchange Board of India. This prospectus or any other material relating to these securities is for information purposes only and may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India and in any event to not more than 50 persons in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

No securities registration statement (“SRS”) has been filed under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”) in relation to the shares. The shares are being offered in a private placement to “qualified institutional investors” (tekikaku-kikan-toshika) under Article 10 of the Cabinet Office Ordinance concerning Definitions provided in Article 2 of the FIEL (the Ministry of Finance Ordinance No. 14, as amended) (“QIIs”), under Article 2, Paragraph 3, Item 2 i of the FIEL. Any QII acquiring the shares in this offer may not transfer or resell those shares except to other QIIs.

Korea

The shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the shares may not be resold to Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the shares.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed and purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

(i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

(ii) (in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(iii) where no consideration is or will be given for the transfer; or

(iv) where the transfer is by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of the common stock and other certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The underwriters are being represented by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years in the period ended December 31, 2008, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an internet site at www.digitalglobe.com. Information on, or accessible through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of DigitalGlobe, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows, and stockholders’ equity and comprehensive income present fairly, in all material respects, the financial position of DigitalGlobe, Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” effective on January 1, 2007.

PricewaterhouseCoopers LLP
Denver, Colorado
March 24, 2009, except for Note 19,
as to which the date is April 28, 2009

DigitalGlobe, Inc.

Consolidated Income Statements
(in millions, except share and per share data)

	For the Year Ended December 31,
	2006	2007	2008

Revenue	$106.8	$151.7	$275.2
Costs and expenses:
Cost of revenue, excluding depreciation and amortization	16.5	22.1	28.5
Selling, general and administrative	37.4	49.0	76.1
Depreciation and amortization	46.0	46.8	75.7
Loss on disposal of assets	0.1	—	—

Income from operations	6.8	33.8	94.9
Interest income (expense), net	3.1	4.1	(3.0)

Income before income taxes	9.9	37.9	91.9
Income tax (expense) benefit	(0.7)	57.9	(38.1)

Net income	$9.2	$95.8	$53.8

Earnings per share:
Basic earnings per share	$0.24	$2.21	$1.24

Diluted earnings per share	$0.24	$2.18	$1.22

Weighted average common shares outstanding:
Basic	38,433,419	43,269,243	43,513,506

Diluted	38,832,556	43,993,589	44,100,898

The accompanying notes are an integral part of these Consolidated Financial Statements.

DigitalGlobe, Inc.

Consolidated Balance Sheets
(in millions, except share and per share data)

	As of December 31,
	2007	2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22.9	$60.8
Restricted cash	2.4	2.5
Accounts receivable, net of allowance for doubtful accounts of $0.6 and $0.9 respectively	41.1	44.3
Accounts receivable from related party	4.1	2.5
Aerial image library	3.9	4.9
Prepaid WorldView-1 insurance	4.9	2.4
Other prepaid and current assets	2.6	3.4
Deferred taxes	17.0	24.9

Total current assets	98.9	145.7
Property and equipment, net of accumulated depreciation of $218.5 and $288.6 respectively	733.7	792.9
Goodwill	8.7	8.7
Intangibles, net of accumulated amortization of $2.4 and $5.4, respectively	6.6	3.6
Long-term deferred contract costs	6.3	5.7
Long-term deferred contract costs from related party	5.6	15.9
Other assets, net	5.6	7.7
Long-term deferred taxes, net	42.1	—

Total assets	$907.5	$980.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3.9	$0.7
Accounts payable to related party	8.2	1.8
Accrued interest	4.1	3.5
Other accrued liabilities	9.3	20.1
Other accrued liabilities to related party	12.0	2.7
Current portion of deferred revenue	31.1	28.1
8.5% Cumulative mandatorily redeemable preferred stock — Series C; $.001 par value; 50,000,000 shares authorized; 10 shares issued and outstanding; aggregate liquidation preference of $0.0 million as of December 31, 2007 and $0.5 million as of December 31, 2008	—	0.5

Total current liabilities	68.6	57.4
Deferred revenue	239.3	214.9
Deferred revenue related party	18.2	24.7
Deferred lease incentive	6.3	6.3
Long-term debt	230.0	230.0
Long-term debt and accrued interest to related parties	—	44.6
8.5% Cumulative mandatorily redeemable preferred stock — Series C; $.001 par value; 50,000,000 shares authorized; 10 shares issued and outstanding; aggregate liquidation preference of $0.5 million as of December 31, 2007 and $0.0 million as of December 31, 2008	0.5	—

Total liabilities	$562.9	$577.9
COMMITMENTS AND CONTINGENCIES (Note 16)
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.001 par value; 24,000,000 shares authorized; no shares issued and outstanding at December 31, 2007 and December 31, 2008	—	—
Common stock; $.001 par value; 250,000,000 shares authorized; 43,342,155 shares issued and outstanding at December 31, 2007 and 43,468,941 shares issued and outstanding at December 31, 2008	0.2	0.2
Treasury stock, at cost; 20,371 shares at December 31, 2007 and 21,555 at December 31, 2008	(0.2)	(0.2)
Additional paid-in capital	461.5	467.2
Accumulated other comprehensive income (loss)	0.3	(1.5)
Accumulated deficit	(117.2)	(63.4)

Total stockholders’ equity	344.6	402.3

Total liabilities and stockholders’ equity	$907.5	$980.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

DigitalGlobe, Inc.

Consolidated Statements of Cash Flows
(in millions)

	For the Year Ended December 31,
	2006	2007	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9.2	$95.8	$53.8
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of assets	0.1	—	—
Depreciation and amortization expense	46.0	46.8	75.7
Non-cash recognition of pre-FOC payments	—	(3.2)	(25.5)
Non-cash amortization	(1.2)	2.6	1.5
Non-cash stock compensation expense	2.2	2.6	4.2
Amortization of debt issuance costs	—	0.2	0.3
Deferred income taxes	—	(59.1)	34.7
Changes in:
Accounts receivable, net	(1.8)	(28.5)	(3.2)
Accounts receivable from related party	(0.3)	(2.2)	3.0
Aerial image library	—	(4.2)	(2.6)
Other assets	(0.5)	(4.0)	1.9
Accounts payable	2.8	(3.3)	(1.5)
Accounts payable and accrued liabilities to related parties	(0.1)	1.6	(1.1)
Accrued liabilities	1.8	0.8	8.1
Deferred contract costs from related party	—	(5.6)	(10.3)
Deferred revenue	24.1	31.1	(1.9)
Deferred revenue related party	0.3	7.9	6.5
Deferred lease incentive	(0.3)	0.8	0.8

Net cash flows provided by operating activities	82.3	80.1	144.4

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction in progress additions	(80.5)	(233.4)	(131.8)
Other property, equipment and intangible additions	(2.4)	(4.7)	(10.2)
Acquisition, net of cash acquired	(0.6)	(9.4)	—
Decrease (increase) in restricted cash	—	3.8	(0.1)
Settlements from derivative instrument	0.8	0.2	(1.4)
Purchases of investments available-for-sale	(90.7)	(163.5)	—
Sale of investments available-for-sale	8.0	249.2	—

Net cash flows used in investing activities	(165.4)	(157.8)	(143.5)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt, net of issuance costs	30.0	—	38.5
Proceeds from issuance of common stock	99.7	—	—
Costs associated with initial public offering	—	—	(2.7)
Stock issuance costs	—	(2.0)	—
Payments for repurchase of common stock	(0.2)	—	—
Proceeds from exercise of stock options	—	0.7	1.2
Loan amendment fee	(1.6)	(1.1)	—

Net cash flows provided by (used in) financing activities	127.9	(2.4)	37.0

Net increase (decrease) in cash and cash equivalents	44.8	(80.1)	37.9
Cash and cash equivalents, beginning of period	58.2	103.0	22.9

Cash and cash equivalents, end of period	$103.0	$22.9	$60.8

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest, net of amounts capitalized	$—	$0.7	$—
Cash paid for income taxes	$—	$1.3	$2.2
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non-cash items capitalized in construction in progress	$2.2	$1.6	$—
Changes to non-cash property and equipment accruals, including interest and long-term debt to related parties	$14.0	$0.3	$10.1
Common stock issued for the GlobeXplorer acquisition	$—	$11.3	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

DigitalGlobe, Inc.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

					Additional			Accumulated		Total
	Common Stock		Treasury Stock		Paid-in	Deferred Stock	Accumulated	Comprehensive	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Income (Loss)	Income (Loss)	Equity
	(in millions except share amounts)

Balance at December 31, 2005	38,270,080	$0.2	—	$—	$346.9	$(0.5)	$(222.2)	$0.3	$(28.4)	$124.7

Issuance of common stock, net
of issuance costs	4,478,545	—	—	—	97.7	—	—	—	—	97.7
Repurchase of common stock	—	—	(20,371)	(0.2)	—	—	—	—	—	(0.2)
Stock compensation expense,
net of forfeitures	—	—	—	—	2.2	0.5	—	—	—	2.7
Effective financial derivatives,
net of tax	—	—	—	—	—	—	—	0.8	0.8	0.8
Net income	—	—	—	—	—	—	9.2	—	9.2	9.2

Balance at December 31, 2006	42,748,625	$0.2	(20,371)	$(0.2)	$446.8	$—	$(213.0)	$1.1	$10.0	$234.9

Common stock issued in connection with acquisition	500,000	—	—	—	11.3	—	—	—	—	11.3
Exercise of common stock options to Employees	93,530	—	—	—	0.7	—	—	—	—	0.7
Stock compensation expense, net of forfeitures	—	—	—	—	2.7	—	—	—	—	2.7
Effective financial derivatives, net of tax	—	—	—	—	—	—	—	(0.8)	(0.8)	(0.8)
Net income	—	—	—	—	—	—	95.8	—	95.8	95.8

Balance at December 31, 2007	43,342,155	$0.2	(20,371)	$(0.2)	$461.5	$—	$(117.2)	$0.3	$95.0	$344.6

Exercise of common stock options to Employees	126,786	—	—	—	1.2	—	—	—	—	1.2
Repurchase common stock	—	—	(1,184)	—	—	—	—	—	—	—
Stock compensation expense, net of forfeitures	—	—	—	—	4.5	—	—	—	—	4.5
Effective financial derivatives, net of tax	—	—	—	—	—	—	—	(1.8)	(1.8)	(1.8)
Net income	—	—	—	—	—	—	53.8	—	53.8	53.8

Balance at December 31, 2008	43,468,941	$0.2	(21,555)	$(0.2)	$467.2	$—	$(63.4)	$(1.5)	$52.0	$402.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Dollars in millions except for share and per share data, unless otherwise noted)

NOTE 1:	General Information and Financial Condition

DigitalGlobe, Inc. (DigitalGlobe, the Company or we) was originally incorporated as EarthWatch, Incorporated on September 30, 1994 under the laws of the State of Colorado and, on August 21, 1995, was reincorporated under the laws of the State of Delaware. We commenced development stage operations on March 31, 1995 with the contribution of the net assets of WorldView Imaging Corporation and certain assets of Ball Corporation. On August 22, 2002, we changed our name to DigitalGlobe, Inc.

We are a provider of commercial high resolution earth imagery products and services. We have customers in both the (i) defense and intelligence and (ii) commercial sectors.

We successfully launched and deployed the QuickBird satellite on October 18, 2001, and completed initial on-orbit calibration and commissioning in February 2002, at which time we began selling imagery collected by the satellite. Since that time, we have been operating the QuickBird satellite and associated ground processing systems to generate 61-cm resolution black and white and color products, and 2.44-meter multi-spectral products.

In January 2007, the Company acquired GlobeXplorer, LLC and AirPhotoUSA, LLC (together referred to herein as GlobeXplorer) for a total purchase price of $21.3 million, net of cash acquired of $1.4 million. GlobeXplorer is a producer, integrator and provider of geographic data and of earth imagery. We completed the acquisition of GlobeXplorer to broaden our customer portfolio, expand our product offerings to include aerial and other satellite imagery content, and add web-based distribution capabilities. See further discussion in Note 16.

During the third quarter of 2007, the Company successfully launched the WorldView-1 satellite. On November 16, 2007, the National Geospatial-Intelligence Agency (NGA) of the United States government, our largest customer, certified that the WorldView-1 satellite had satisfied the performance metrics under the terms of the NextView agreement and declared the WorldView-1 satellite to have achieved full operational capability (FOC).

The Company has incurred significant capital expenditures for the construction of its satellites and estimates that the remaining costs, including unallocated contingency to construct and launch its WorldView-2 satellite, will be $154.3 million for 2009. The Company believes that its existing cash plus anticipated cash flows from operations in 2009 will be sufficient to cover these capital expenditures. However, these cash flows could turn out to be insufficient. If the Company were to experience cash flow shortages in 2009, management believes it would be able to maintain liquidity through a reduction of operating expenses and/or deferral of such capital expenditures.

NOTE 2:	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of DigitalGlobe, Inc. and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Accounts related to the acquisition of GlobeXplorer, LLC, and AirPhotoUSA, LLC are included subsequent to the acquisition in January 2007.

Basis of Presentation

The Consolidated Financial Statements for the year ended December 31, 2007 and December 31, 2008 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). In the opinion of management, all adjustments, including normal recurring adjustments that are considered necessary for a fair presentation of the accompanying consolidated financial statements, have been included.

Use of Estimates

Our consolidated financial statements are based on the selection and application of GAAP that require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and

Notes to Consolidated Financial Statements — (Continued)

the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Cash and Cash Equivalents

We consider all highly liquid investments, excluding restricted funds purchased with an original maturity date of three months or less at the date acquired, to be cash equivalents.

Restricted Cash

The Company’s restricted cash at December 31, 2007 and 2008 was comprised of $1.2 million and $1.3 million, respectively, of collateral for an FCC performance bond associated with a milestone related to the launch of the WorldView-2 satellite and $1.2 million of restricted cash under the lease agreement for our headquarters for December 31, 2007 and December 31, 2008.

Short-term Investments

As of December 31, 2007 and December 31, 2008, we had no short-term investments. However, at December 31, 2006 and through a portion of 2007 the Company held short term investments. All auction rate securities (ARS) and variable rate demand notes (VRDN) were classified as available-for-sale short-term investments. ARS and VRDN are variable rate investments tied to short-term interest rates, which generally reset every 30 days. Interest paid during a given period is based upon the interest rate determined during the prior auction period. Although these securities are issued and rated as long-term investments, with original maturities of approximately 30 years, they are priced and traded as short-term instruments because of the liquidity provided through the volume and frequency of the auctions. The Company only invests in securities with active secondary or resale markets to ensure portfolio liquidity and the ability to readily convert investments to cash to fund current operations, or to satisfy other cash requirements as needed. As of December 31, 2007 and 2008, we held no ARS or VRDN.

Accounts Receivable

The Company’s customer base includes customers located in foreign countries. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring processes. In making the determination of the appropriate allowance for doubtful accounts, the Company considers specific accounts, analysis of accounts receivable aging reports, changes in customer payment patterns, historical write-offs and returns, changes in customer demand and relationships, and customer credit worthiness.

Aerial Image Library

Our aerial image library is composed of the direct costs of contracting with third parties to collect aerial imagery and the direct costs of converting that data into aerial image products and is accounted for at the lesser of its cost or net realizable value. Our aerial image library costs are charged to cost of revenue over the estimated economic life of the imagery, which has been estimated to be two years. Such costs are charged to cost of revenue on an accelerated basis reflective of the pattern in which the economic benefits of the asset is expected to be realized. Although the aerial image library is classified as a current asset, the library is not necessarily as liquid as other current assets. While the entire library is available for sale, it may not be converted into cash in a single one year operating cycle.

Notes to Consolidated Financial Statements — (Continued)

Property and Equipment

Property and equipment are recorded at cost. Pursuant to Statement of Financial Accounting Standard (SFAS) No. 34, “Capitalization of Interest Cost” the cost of our satellites include capitalized interest costs incurred during the construction and development period. In addition, capitalized costs of our satellites and related ground systems include internal direct labor costs incurred in the construction and development as well as depreciation costs (included in QuickBird and WorldView-1) related to assets which support the construction and development of the satellites and related ground systems. Ground systems are placed into service when they are ready for their intended use. While under construction, the costs of our satellites are capitalized assuming the eventual successful launch and in-orbit operation of the satellite. If a satellite were to fail during launch or while in-orbit, the resulting loss would be charged to expense in the period in which such loss were to occur. The amount of any such loss would be reduced to the extent of insurance proceeds received as a result of the launch or in-orbit failure.

The Company performs a semi-annual assessment of the useful life of the QuickBird and WorldView-1 satellites. The assessment evaluates the efficiencies of the operation of the satellite and the fuel level. An adjustment will be made to the estimated depreciable life of the satellite, if deemed necessary by the assessment performed. Any changes to the estimated useful life of our satellites and the related impact on depreciation expense will be accounted for on a prospective basis on the date of the change.

The Company capitalizes certain internal and external software development costs incurred to develop software for internal use in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The Company expenses the costs of developing computer software until the software has reached the application development stage and capitalizes all costs incurred from that time until the software is ready for its intended use, at which time amortization of the capitalized costs begins. Determination of when the software has reached the application development stage is based upon completion of conceptual designs, evaluation of alternative designs and performance requirements. Costs of major enhancements to internal use software are capitalized while routine maintenance of existing software is charged to expense as incurred. The determination of when the software is in the application development stage and the ongoing assessment of the recoverability of capitalized computer software development costs requires considerable judgment by management with respect to certain factors, including, but not limited to, estimated economic life and changes in software and hardware technology.

Internal use capitalized software costs are amortized on a product-by-product basis over their expected useful life, which is generally three to five years. Software costs that are directly related to a satellite are capitalized with the satellite and amortized over the satellite’s estimated useful life. Amortization expense related to capitalized software costs, exclusive of software cost amortized as part of the cost of our satellites, was $9.5 million, $8.1 million, and $7.2 million for years ending 2006, 2007 and 2008, respectively.

Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets (three to seven years for computer equipment and seven to ten and one half years for most other assets, including the satellites and ground stations). Leasehold improvements and assets used pursuant to leases are depreciated on a straight-line basis over the shorter of their useful lives or lease terms; such depreciation is included in depreciation expense. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in operations. Repairs and maintenance are expensed as incurred.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. Intangible assets (identified as trademarks, core technology, customer relationships and non-compete agreements) are recorded at fair value as determined at the time of acquisition in accordance with Statements of Financial Accounting Standards, SFAS 141, Business Combinations or SFAS 141. The goodwill and intangible assets are attributable to the commercial segment.

Notes to Consolidated Financial Statements — (Continued)

We test the carrying value of goodwill for impairment using a discounted cash flow methodology annually and more frequently if a triggering event occurs. During the fourth quarter of 2008, the annual impairment test on the goodwill recorded was completed and it was determined that there was no impairment of the goodwill. Our goodwill is deductible for income tax purposes.

Deferred Contract Costs

The Company capitalized certain costs reimbursable under the NextView Agreement, incurred in the construction and development of our WorldView-1 satellite and related ground systems during the construction and development period. These costs were related to internal support costs and were required and reimbursable expenditures under the NextView Agreement. These costs were not capitalized as fixed assets, but were deferred in accordance with government contract accounting guidelines. Upon the successful launch of the WorldView-1 satellite, the deferred contract costs began being amortized ratably over the customer relationship period (the same as the life of the satellite, or 10.5 years).

Deferred Contract Costs from a Related Party

The Company defers certain direct costs incurred in the construction of direct access facilities built for direct access program customers, consisting of hardware, software and labor purchased from a related party. The direct access facility will allow the Company’s direct access program customers to communicate with the Company’s satellites. The costs incurred to date are related to contractual agreements for the construction of the Company’s first direct access facility and are directly related to fulfillment of direct access program related revenue contracts. Accordingly, the deferred contract costs from related party will be recognized as expense in the period of revenue recognition of the Company’s direct access program contracts, which is expected to be the life of the WorldView-2 satellite. The Company does not have deferred contract costs from related party in excess of related contract deferred revenue.

Debt Issuance Costs and Debt Discounts

Debt issuance costs are deferred and amortized to interest expense using the effective interest method in accordance with Accounting Principles Board Opinion (APB) No. 21, “Interest on Receivables and Payables.”

Long-Lived Assets

With the exception of goodwill, the Company periodically evaluates the carrying value of long-lived assets for impairment when events and circumstances indicate the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset (or asset group) are separately identifiable and less than the asset’s (or asset group’s) carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The Company believes no circumstances indicating impairment exist in any of its long-lived assets.

Revenue Recognition

The Company evaluates its sales arrangements using the guidance of Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), to determine whether they include more than one unit of accounting. Using the guidance of EITF 00-21, we have identified the following units of accounting: (a) licenses of imagery; (b) sales of direct access program and direct access facilities, consisting of imagery bundled with hardware, software and support; (c) service level agreements; and (d) sales of subscription and subscription-type arrangements.

The Company recognizes revenue in accordance with the applicable revenue guidance for each unit of accounting identified, which in most cases, is in accordance with the Securities and Exchange Commission’s Staff

Notes to Consolidated Financial Statements — (Continued)

Accounting Bulletin No. 104, Revenue Recognition (SAB 104). Revenue from sales of our products and services is recognized in accordance with SAB 104 when all of the following criteria have been met:

(1) Persuasive evidence of an arrangement exists,

(2) Delivery has occurred or services have been rendered,

(3) Our price to the buyer is fixed or determinable, and

(4) Collectibility is reasonably assured.

Revenue from sales arrangements that include software that is essential to the functionality of non-software deliverables is recognized in accordance with SOP 97-2. Revenue is allocated to the various units of accounting based on their relative fair value and is recognized as follows for each of our revenue sources:

Licenses.  Revenue from sales of imagery licenses is recognized when the images are physically delivered to the customer or, in the case of electronic delivery, when the customer is able to directly download the image from our system. In certain customer arrangements, we have substantial acceptance provisions. For these arrangements, revenue is recognized upon acceptance by these customers.

Direct Access Program and Direct Access Facility.  Sales under the direct access program include construction of the direct access facility, consisting of hardware software and operational maintenance support, and an arrangement to allow the customer access to the satellite to task and download imagery. This arrangement has been treated as a single unit of accounting as Vendor Specific Objective Evidence of fair value for undelivered items cannot be determined nor are believed to have stand-alone value. Accordingly, all funds received have been recorded as deferred revenue as further described below.

Service Level Agreements.  The Company recognizes service level agreement revenue net of any allowances resulting from failure to meet certain stated monthly performance metrics. Net revenue is recognized each month because the fee for each month is fixed and non-refundable and is for a defined and fixed level of service each month.

Subscriptions.  The Company sells time-based subscriptions to its web-based products such as Image-Connect. These arrangements allow customers access to our product via the internet for a set period of time and for a fixed fee. Revenue from these arrangements is recognized ratably over the subscription period. In addition, we have other subscription-type arrangements in which customers prepay for a set number of product accesses (for instance each time users click on an image of their home). Each time a product is accessed, a portion of the customer’s prepayment is earned. These prepayments are recorded as deferred revenue when received and the revenue is recognized based on the number of times the product is accessed.

Sales of our products and services to certain customers are subject to appropriation of available funds. We do not recognize revenue prior to funds being appropriated.

Deferred Revenue

The Company has entered into several types of transactions, as more fully discussed below, where we received payment for products or services in advance of meeting the criteria for revenue recognition set out above. These payments are recorded as deferred revenue when received and are recognized as revenue when earned.

Our deferred revenue is composed of payments received in advance of recognition of revenue, the majority of which relate to the following types of arrangements: (i) prepayments from NGA; (ii) direct access program; and (iii) subscription arrangements.

Prepayments from NGA.  Under the NextView agreement, we received $266.0 million from NGA, in advance of solution deliveries, to allow us to partially fund construction of the WorldView-1 satellite. These payments were recorded as deferred revenue when received during the construction period and are being recognized as revenue over the estimated customer relationship period of 10.5 years. Recognition of this deferred revenue commenced

Notes to Consolidated Financial Statements — (Continued)

upon WorldView-1 reaching FOC in November 2007. As of December 31, 2006, 2007 and 2008, deferred revenue for these prepayments was $238.2 million, $264.8 million and $239.3 million, respectively.

Direct Access Program.  We will begin earning revenue from our Direct Access Program (DAP), wherein customers may be allowed to send instructions to the WorldView-1 and WorldView-2 satellites and download imagery directly to their ground stations once the systems are completed and access rights to the satellite commence. DAP arrangements consist of several elements, some of which we are paid for in advance and recorded as deferred revenue, as follows:

Direct Access Facility (DAF) Sales.  DAFs are built for DAP customers and consist of hardware and software needed to communicate with our satellites. Payments received during the construction period in advance of the imagery delivery period are recorded as deferred revenue, and costs incurred are deferred as well. Deferred revenue and deferred costs will be recognized as revenue and expense, respectively, over the estimated customer relationship period upon commencement of DAP operations which we expect to coincide with our WorldView-2 satellite successfully commencing commercial operation. As of December 31, 2007 and 2008, deferred revenue related to DAF sales was $8.2 million and $14.7 million, respectively.

Prepayments.  In 2005, we entered into a distribution agreement with Hitachi Software Engineering related to the initial contract for direct access to WorldView-2. In connection with the distribution agreement we received an upfront fee of $10.0 million from Hitachi Software Engineering, $5.0 million of which is refundable under certain circumstances. This upfront fee is included in deferred revenue and will be recognized as revenue over the estimated customer relationship period upon commencement of the DAP operations. Once the WorldView-2 satellite reaches full operational capability, we will be able to estimate the customer relationship period. We expect that the best measure of the customer relationship period will be the expected useful life of the satellite. As of December 31, 2007 and 2008 deferred revenue related to this upfront fee was $10.0 million.

We will be evaluating the estimated customer relationship period on an annual basis, or more frequently if events indicate a change in the period, and will make adjustments to the amortization period if a change to the estimated life of the relationship is made.

Subscription arrangements.  We sell access to imagery through web-based exploitation where fees are time or usage based. Fees paid in advance for these arrangements are deferred and recognized as discussed above. As of December 31, 2007 and 2008 deferred revenue related to subscription sales was $1.7 million, and $1.3 million, respectively.

Satellite Insurance

We currently maintain $50.0 million and $242.5 million of one year in-orbit operations insurance coverage for QuickBird and WorldView-1, respectively, and $50.0 million of two year in-orbit insurance coverage for WorldView-1. The WorldView-1 insurance premiums, corresponding to the launch and in-orbit commissioning period prior to the satellite reaching FOC, are capitalized in the original cost of the satellite and are being amortized over the estimated useful life of the asset, which is currently ten and one-half years. The remainder of the WorldView-1 insurance premiums that are not capitalized and the QuickBird insurance policy premiums are amortized to expense ratably over the related policy periods and are included in selling, general and administrative costs. In December 2008, we placed $230.0 million of launch plus initial year of operations insurance coverage and $60.0 million of launch plus first three years of operations insurance coverage for our WorldView-2 satellite.

Research and Development Costs

We record as research and development expense all engineering costs, consisting primarily of internal labor and consulting fees, where the Company maintains the risk associated with design failure. No research and development costs were incurred for the year ended 2006. The Company incurred $0.2 million in research and development costs for the year ended December 31, 2007. Research and development costs were not significant for

Notes to Consolidated Financial Statements — (Continued)

the year ended December 31, 2008. Any research and development expenses incurred are included in selling, general and administrative expenses.

Advertising Costs

Advertising costs are expensed as incurred and have historically not been significant.

Derivative Instruments

The Company uses derivative financial instruments for the purpose of hedging exposures to fluctuations in interest rates. The Company’s derivative instruments are recorded in the consolidated balance sheets at fair value. The Company accounts for interest rate swaps in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended. For a derivative designated as a cash flow hedge, the effective portion of the derivative gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of any gain or loss associated with the cash flow hedge is reported in earnings immediately.

Earnings Per Share

The Company follows SFAS No. 128, “Earnings per Share” or SFAS No. 128, which establishes standards for computing and presenting basic and diluted earnings per share (EPS). Under SFAS No. 128, basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted EPS is determined by dividing net income by the sum of (1) the weighted average number of common shares outstanding and (2) the dilutive effect of outstanding potentially dilutive securities and stock options determined utilizing the treasury stock method.

Stock-Based Compensation

The Company follows SFAS No. 123 (revised 2004) “Share-Based Payment” or SFAS No. 123R which replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, SFAS No. 123, and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, or APB No. 25. Under the fair value recognition provisions of this statement, stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. The Company adopted SFAS No. 123R prospectively and therefore applies the valuation provisions of SFAS No. 123R to all grants awarded after December 31, 2005 and to all grants that were outstanding on that date that are subsequently modified. See Note 10 for further information regarding our stock-based compensation expense and underlying assumptions.

Income Taxes

The Company follows SFAS No. 109, “Accounting for Income Taxes” or SFAS No. 109. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in enacted tax laws is recognized as an adjustment to the tax provision or benefit in the period of enactment. The overall change in deferred tax assets and liabilities during the period is equal to the deferred tax expense or benefit for the period. The carrying value of deferred tax assets may be reduced by a valuation allowance if, based upon the judgmental assessment of available evidence, it is deemed more likely than not that some or all of the deferred tax assets will not be realizable.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109” or FIN No. 48. FIN No. 48 establishes a single model to address accounting for uncertain tax positions. FIN No. 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet

Notes to Consolidated Financial Statements — (Continued)

before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption as of January 1, 2007, we reduced our deferred tax assets associated with of general business tax credits computed in and carried over from prior years and its associated valuation allowance by $4.5 million. The Company has elected to treat any penalties or interest incurred as a result of FIN No. 48 as a component of tax expense. The impact of the adoption of FIN 48 had no effect on our results of operations or retained earnings.

Fair Values of Financial Instruments

Effective January 1, 2008 the Company adopted SFAS No. 157, “Fair Value measurements” or SFAS No. 157, which establishes a framework for measuring value and emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. Fair value losses or gains are reporting gain earnings when identified.

SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows.

Level 1 inputs utilize observable, quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Financial assets and liabilities utilizing Level 1 inputs include actively-traded equity securities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the quoted prices for similar assets or liabilities inactive markets, quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers (for example, some brokered markets), or in which little information is released publicly (for example, a principal-to-principal market), inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means (market-corroborated inputs).

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarch. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measure in its entirety requires management’s judgment and considers factors specific to the asset of liability.

The following table provides information about the assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 and indicates the valuation technique utilized by the Company to determine the fair value.

	Fair Value Measurements at December 31, 2008 Using:
	Total Carrying	Quoted prices	Significant Other	Significant
	Value at	in active	Observable	Unobservable
	December 31,	markets	Inputs	Inputs
(in millions)	2008	(Level 1)	(Level 2)	(Level 3)

Cash equivalents	$40.9	$40.9	$—	$—
Derivative liabilities	1.0	—	1.0	—

Notes to Consolidated Financial Statements — (Continued)

Valuation Techniques.  Our cash equivalents consist of investments with maturity dates of less than 90 days and are quoted from market rates and are classified within Level 1 of the valuation hierarchy. At December 31, 2008 our cash equivalents consisted of funds held in treasury money markets. We perform validations of our internally derived fair values reported for our financial instruments on a quarterly basis utilizing counterparty statements. The Company additionally evaluates the counterparty creditworthiness and has not identified any circumstances requiring that the report values of our financial instruments be adjusted as of December 31, 2008. The Company has not identified any Level 3 items at December 31, 2008.

For the year ended December 31, 2008, the Company recorded a loss, net of tax, in accumulated other comprehensive income, of $1.8 million for the changes in the fair value of its interest rate swaps. The loss would continue if LIBOR rates remain below our current swap rate, and the loss would decrease as LIBOR rates rise, potentially leading to a gain if LIBOR rates rise above our current swap rate.

This disclosure is presented in accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” or SFAS No. 107. The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable and payable, derivatives (discussed above) and long-term debt (discussed above). The carrying values of cash equivalents and accounts receivable and payable are representative of their fair values due to their short-term maturities. The fair value of the senior credit facility was calculated using an interest rate of 9.5%. The fair value of the senior subordinated notes was calculated using an interest rate of 13.5%. The derivative liability fair value was derived from internally developed valuation methodologies (discussed above).

	December 31, 2007		December 31, 2008
(In millions)	Carrying	Estimated	Carrying	Estimated
Long Term Debt	Amount	Fair Value	Amount	Fair Value

Senior Credit Facility	$230.0	$230.0	$230.0	$228.4
Senior Subordinated Notes	—	—	44.6	42.1
Derivative Liability	1.4	1.4	1.0	1.0

Concentration of Credit Risk and Significant Customers

The Company’s cash and cash equivalents and derivative instruments are maintained in or with various creditworthy financial institutions. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk in this area.

Recently Adopted Accounting Standards

In February 2008, the FASB issued FASB Staff Position No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and other Accounting Pronouncements that address Fair Value Measurement for Purposes of Lease Classification or Measurement under Statement 13, FSP 157-1 amending FASB Statement No. 157, Fair Value Measurement, or SFAS 157 to exclude FASB Statement No. 13, Accounting for Leases, or SFAS No. 13, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13. This scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141 or SFAS No. 141R regardless of whether those assets and liabilities are related to leases. FSP 157-1 shall be effective upon the initial adoption of SFAS No. 157. On February 12, 2008, the FASB issued Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS 157 for non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008. On October 10, 2008 the FASB issued Staff Position No. FAS 157-3, effective upon issuance, that addresses the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

With the previously stated exception, the Company adopted the measurement and disclosure impact of SFAS No. 157 on January 1, 2008. On January 1, 2008, adoption covers only financial assets and liabilities and

Notes to Consolidated Financial Statements — (Continued)

those non financial assets and liabilities already disclosed at fair value in the financial statements on recurring basis but, subject to a deferral, will expand to all other non-financial assets and liabilities as of January 1, 2009. The Company is in the process of evaluating what impact applying SFAS 157 to all other non-financial assets and liabilities will have on its consolidated financial statements but does not anticipate any material impact at this time.

New Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60”, or SFAS No. 163, which seeks to clarify treatment under SFAS No. 60 and expand disclosures for financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claims. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years; disclosure requirements in paragraphs 30(g) and 31 are effective for the first period (including interim periods) beginning after May 23, 2008. We do not believe that this statement will have any effect on our presentations and classifications in our financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, or SFAS No. 162, that identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP or the GAAP hierarchy. SFAS No. 162 also serves to elevate the status of FASB Statement of Financial Accounting Concepts to be equal to FASB standards as both are subject to the same review, evaluation and approval process. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. We do not believe that this statement will have any effect on our presentations and classifications in our financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133, or SFAS No. 161, that expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133. SFAS No. 161 requires additional disclosures regarding: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133; and (3) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. In addition, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives described in the context of an entity’s risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS No. 161 is effective for fiscal years and interim periods within these fiscal years, beginning after November 15, 2008. We are currently evaluating the effects, if any, that SFAS No. 161 may have on the presentation and classification of these activities in our financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 or SFAS 160. SFAS No. 160 establishes accounting and reporting standards for a parent company’s non-controlling, or minority, interests in its subsidiaries. SFAS 160 also provides accounting and reporting standards for changes in a parent’s ownership interest of a non-controlling interest as well as deconsolidation procedures. This Statement aligns the reporting of non-controlling interests in subsidiaries with the requirements in International Accounting Standards 27 and is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. We do not expect the adoption of this statement to have a material effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations or SFAS 141R. SFAS 141R expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS No. 141R also requires that all assets, liabilities, contingent considerations, and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141R requires that acquisition costs generally be

Notes to Consolidated Financial Statements — (Continued)

expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, changes in accounting for deferred tax asset valuation allowances be expensed after the measurement period, and acquired income tax uncertainties be expensed after the measurement period. SFAS No. 141R is effective for years beginning after December 15, 2008 with early adoption prohibited. The adoption of this standard will impact any of our future acquisitions.

In December 2007, the FASB ratified EITF Issue No. 07-1, Accounting for Collaborative Arrangements or EITF 07-1, which requires revenue generated and costs incurred by the parties in the collaborative arrangement be reported in the appropriate line in each company’s financial statement pursuant to the guidance in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent or EITF 99-19 and not account for such arrangements on the equity method of accounting. EITF 07-1 also includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, and the amount and income statement classification of collaboration transactions between the parties. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively (if practicable) to all prior periods presented for all collaborative arrangements existing as of the effective date. We have evaluated the effects that EITF 07-1 may have on the presentation and classification of these activities in our financial statements and do not believe that it will affect our financial statement presentation.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets or FSP No. 142-3. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP 142-3 is effective for the Company as of January 1, 2009, on a prospective basis, and early adoption is prohibited. We are currently evaluating the effects, if any, that FSP 142-3 may have on the presentation and classification upon effected assets in our financial statements.

NOTE 3:	Information on Industry Segments and Major Customers

We conduct our business through two segments: (i) defense and intelligence and (ii) commercial. Our imagery products and services are comprised of imagery that we process to varying levels of resolution according to the customer’s specifications. Customers acquire our imagery either by placing tasking orders for our satellites to collect data to their specification or purchasing images that are archived in our ImageLibrary.

During 2008, we reviewed our reportable segments in accordance with FASB Statement No. 131 “Disclosures about Segments of an Enterprise and Related Information” or SFAS No. 131, and determined that, based on current business environment in which we operate, the economic characteristics of our operating segments and management’s view of the business, it was determined that a reclassification of certain revenue and expense items was appropriate. Based on this determination, we merged the marketing expense from (i) defense and intelligence and (ii) commercial and classified it within unallocated common costs. The justification for the reorganization was to gain better leverage through sharing resources, to meet the individual marketing needs of the segments more efficiently. In accordance with SFAS No. 131, we have retrospectively adjusted prior period segment disclosures in these consolidated financial statements based on our reorganization.

We have organized our business around (i) the defense and intelligence and (ii) commercial segments because we believe that customers in these two groups are identifiably similar in terms of their areas of focus, imaging needs and purchasing habits. We deliver our products and services using the distribution method that best suits our customers’ needs. There are no sales between the Company’s segments.

The vast majority of the dollar value of our fixed assets are the satellites and the ground based production and support facilities that are common to all business and geographic segments. There are no significant identifiable assets specifically dedicated to either segment.

In the following tables of financial data, the prior periods have been conformed to the current year presentation. Only those costs directly associated with the two segments are shown in cost of revenue and selling,

Notes to Consolidated Financial Statements — (Continued)

general and administrative expenses in those segments. All expenses which are common to both segments and/or represent corporate operating costs are included in the unallocated cost section. Substantially all the Company’s assets are located in North America.

	Year Ended December 31,
(in millions)	2006	2007	2008

Defense and Intelligence
Revenue	$70.6	$103.4	$220.8
Cost of revenue, excluding depreciation and amortization	3.3	1.3	5.4
Selling, general and administrative	7.5	5.7	6.6

Segment results of operations	$59.8	$96.4	$208.8

Commercial
Revenue	$36.2	$48.3	$54.4
Cost of revenue, excluding depreciation and amortization	1.0	3.4	6.4
Selling, general and administrative	6.6	8.5	11.6

Segment results of operations	$28.6	$36.4	$36.4

Unallocated common costs
Cost of revenue, excluding depreciation and amortization	12.2	17.4	16.7
Selling, general and administrative	23.3	34.8	57.9
Depreciation and amortization	46.0	46.8	75.7
Loss on disposal of assets	0.1	—	—

Unallocated costs	$81.6	$99.0	$150.3

Income from operations	6.8	33.8	94.9
Interest income (expense), net	3.1	4.1	(3.0)

Income before income taxes	$9.9	$37.9	$91.9

Total U.S. and foreign sales were as follows:

	Year Ended December 31,
(in millions)	2006	2007	2008

Revenue
U.S.	$73.4	$114.3	$228.0
Other	33.4	37.4	47.2

Total revenue	$106.8	$151.7	$275.2

Revenue percentages from all customers whose revenue exceeded 10% of the total company revenue were as follows:

	Years Ended December 31,
Customer	2006	2007	2008

NGA	52.1%	57.7%	73.9%

Notes to Consolidated Financial Statements — (Continued)

Percentages of accounts receivable (net of allowance for doubtful accounts) for all customers whose receivable exceeded 10% of the net accounts receivable as of:

	Years Ended December 31,
Customer	2006	2007	2008

NGA	34.2%	67.2%	64.1%

NOTE 4:	Property and Equipment

Property and equipment consisted of the following as of:

	Year Ended December 31,
(in millions)	2007	2008

Construction in progress	$182.9	$304.6
Computer equipment	83.8	92.2
Machinery and equipment	25.1	25.1
Furniture and fixtures	12.0	12.0
WorldView-1 satellite	474.0	473.2
QuickBird satellite	174.4	174.4

Total property and equipment	$952.2	$1,081.5
Accumulated depreciation and amortization	(218.5)	(288.6)

Property and equipment, net	$733.7	$792.9

Construction in progress includes satellite construction, ground station construction, and certain internally-developed software costs and capitalized interest. Depreciation and amortization expense for property and equipment was $46.0 million, $44.4 million and $72.7 million for the years ended December 31, 2006, 2007, and 2008, respectively.

We extended the estimated useful life of our QuickBird satellite during the second quarter of 2007. This change resulted in reduced depreciation expense and a corresponding increase in income from continuing operations of $2.8 million, an increase in net income of $1.7 million and did not have a significant impact on EPS at December 31, 2007.

We extended the estimated useful life of our QuickBird satellite again during the first quarter of 2008. For 2008, this change resulted in reduced depreciation expense and a corresponding increase in income from continuing operations of $11.1 million, an increase in net income of $6.7 million and had an impact on earnings per share of $0.15 at December 31, 2008. This semi-annual assessment, performed in January 2008, of the useful life of the QuickBird satellite led to an extension of the depreciable operational life of QuickBird attributable to efficiencies in the operation of the satellite that have led to the reduced consumption of fuel compared to previous estimates. Based on mid-year analysis in 2008, the estimated useful life of our QuickBird satellite did not change.

The capitalized costs of our satellites and related ground systems include internal and external direct labor costs, internally developed software, material and depreciation costs (included for QuickBird and WorldView-1) related to assets which support the construction and development. The cost of our satellites also includes capitalized interest incurred during the construction, development and initial in-orbit testing period. The portion of the launch insurance premium allocable to the period from launch through in-orbit calibration and commissioning has been capitalized as part of the cost of the satellites and is amortized over the useful life of the satellites.

Notes to Consolidated Financial Statements — (Continued)

NOTE 5:	Goodwill and Intangibles

Prior to 2007, the Company did not have intangible assets including goodwill. Intangible assets resulting from the acquisition of GlobeXplorer consisted of the following:

	December 31, 2007			December 31, 2008
		Accumulated			Accumulated
(in millions)	Cost	Amortization	Net	Cost	Amortization	Net

Intangible assets:
Customer relationships	$4.3	$1.2	$3.1	$4.3	$2.5	$1.8
Core technology	3.1	0.7	2.4	3.1	1.5	1.6
Trademark/trade name	1.1	0.4	0.7	1.1	1.1	—
Non-compete agreement	0.5	0.1	0.4	0.5	0.3	0.2

Intangible assets	$9.0	$2.4	$6.6	$9.0	$5.4	$3.6

The identifiable intangible assets are being amortized on a straight-line basis over their useful lives, ranging from three to five years, except for customer relationships, which are being amortized using a declining balance method over their estimated life of five years. During fourth quarter of 2008, it was determined that the trademark/trade name acquired is no longer being utilized by the Company. We have fully amortized the value associated with the trademark/tradename intangible as of December 31, 2008. Goodwill is not being amortized for financial statement purposes, but is deductible for income tax purposes.

The aggregate amortization expense was $2.4 million and $3.0 million for the year ended December 31, 2007 and 2008, respectively. These intangible assets will become fully amortized in 2011. The estimated remaining aggregate amortization expense for the intangible assets is:

Estimated
Amortization
(in millions)	Expense

2009	$1.8
2010	$1.5
2011	$0.3

A summary of the goodwill activity for the year ended December 31, 2007 and 2008 is presented below:

Balance, January 1, 2007	$—
Acquisition of GlobeXplorer	$8.7
Balance, December 31, 2007	$8.7
Balance, December 31, 2008	$8.7

Notes to Consolidated Financial Statements — (Continued)

NOTE 6:	Other Accrued Liabilities

	At December 31, 2008
(in millions)	2007	2008

Compensation and other employee benefits	$3.2	$2.2
Incentive compensation	2.0	5.3
Accrued taxes	0.6	1.5
Accrued expense	0.9	7.0
Other	2.6	4.1

Total other accrued liabilities	$9.3	$20.1

NOTE 7:	Debt

Senior Credit Facility

We have outstanding a $230.0 million senior credit facility with a syndicate of financial institutions for whom an affiliate of Morgan Stanley & Co. Incorporated serves as administrative agent. The senior credit facility matures on October 18, 2011.

The senior credit facility is guaranteed by our subsidiaries and secured by nearly all of our assets, including the QuickBird and WorldView-1 satellites in operation, and the WorldView-2 satellite, which is under construction. Assets collateralizing the senior credit facility had a net book value of $905.1 million and $977.7 million as of December 31, 2007 and December 31, 2008, respectively.

The senior credit facility initially consisted of two term loans, a $150.0 million term loan that was drawn on April 18, 2005, and a $50.0 million delayed draw term loan that was drawn on November 17, 2005. The senior credit facility was subsequently amended on June 23, 2006 to add an additional delayed-draw term loan of $30.0 million that was drawn on December 13, 2006.

At our election, interest under the senior credit facility is determined by reference to (i) 3-month London Interbank Offered Rate (LIBOR), plus an applicable margin of 5.5% per annum or (ii) the higher of the prime rate posted in the Wall Street Journal and the Federal Funds effective rate, plus an applicable margin of 4.5% per annum. Interest is payable quarterly based upon the amount of the outstanding loan principal balance. The interest rate on the term loans is 3-month LIBOR plus 5.5%. The interest rates per draw were:

	December 31,
	2006	2007	2008

Interest rate on $150.0 million draw	11.0%	10.7%	10.0%
Interest rate on $50.0 million draw	10.9%	10.5%	7.7%
Interest rate on $30.0 million draw	10.9%	10.6%	7.9%

The weighted average interest rate at December 31, 2007 and 2008 was 10.7% and 9.2%, respectively. Total accrued interest was $4.3 million, $4.1 million and $3.5 million at December 31, 2006, 2007 and 2008, respectively. Total interest incurred for the years ended December 31, 2006, 2007 and 2008 was $22.6 million $26.5 million, and $27.0 million, respectively, of which $22.6 million, $25.8 million and $23.1 million, respectively, was capitalized in the construction costs of our satellites.

The senior credit facility contains a number of significant restrictions and covenants that, among other things, limit our ability to incur additional indebtedness, make investments, pay dividends or make distributions to our stockholders, repurchase or redeem indebtedness, grant liens on our assets, enter into transactions with our

Notes to Consolidated Financial Statements — (Continued)

affiliates, merge or consolidate with other entities or transfer all or substantially all of our assets, and restrict the ability of our subsidiaries to pay dividends or to make other payments to us.

The senior credit facility also contains financial covenants, including maintenance of total leverage, senior secured leverage, and fixed charge coverage ratios, limits on the amount of non-WorldView capital expenditures and limits on the WorldView-2 capital expenditures. As of December 31, 2008, we were in compliance with the covenants under the senior credit facility.

The senior credit facilities contain customary events of default. If an event of default exists under the senior credit facility, the lenders may accelerate the maturity of the obligations outstanding under the senior credit facility and exercise other rights and remedies. The events of default include, among other things, failure to make payments when due, defaults under other indebtedness, breach of covenants, breach of representations and warranties, voluntary or involuntary bankruptcy, judgments and attachments, a change of control, certain events related to ERISA, and impairment of security interests in collateral. In addition, the senior credit facility requires the prepayment of the loans thereunder upon the occurrence of certain events that are specifically related to our industry, including termination of our satellite purchase agreement, termination of our launch service agreement, and failure to commission our satellites.

Effective February 9, 2009, we amended our senior credit facility for certain items, most notably to increase the allowable capital expenditures for the WorldView-2 satellite, increase the maintenance capital expenditures limits, as well as change certain satellite insurance limits. In exchange for this increased flexibility, we agreed to begin paying $10.0 million of quarterly loan amortization beginning in Q2 2010 through the end of the loan, as well as modified the excess cash flow sweep, to be payable in six months increments beginning with the six month period ending June 30, 2010 and including the six month period ending December 31, 2010 and June 30, 2011. The interest rate on the loan increased to 6.5% as of the date of the amendment, and 3-Month LIBOR is now subject to a minimum rate of 3.0%. We paid a 0.5% one-time fee to amend the agreement. The loan matures on October 18, 2011.

In April 2005, the Company entered into a series of interest rate swap agreements (the Swap) with an affiliate of Morgan Stanley & Co. Incorporated to mitigate exposure relating to variable cash flows associated with fluctuating interest rates on a portion of the senior credit facility principal. Under the Swap, the Company agreed to exchange, at specified intervals, fixed interest rate amounts specified in the agreements for variable interest amounts based on 3-month LIBOR calculated by reference to a notional amount of $100.0 million. As a result of the Swap, the Company has converted $100.0 million of the senior credit facility from a variable rate obligation to a fixed rate obligation through April 2009.

On February 21, 2006, we terminated the Swap. The termination resulted in a gain of $0.8 million which was recorded in accumulated other comprehensive income and is being amortized over the remaining original term of the Swap. Simultaneous with the termination of the Swap, we entered into a new swap agreement (the Second Swap) of the same notional amount at a fixed interest rate of 5.0% from April 18, 2006 through April 18, 2009.

The Swap and Second Swap are designated and qualify as cash flow hedges under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133, and have been accounted for as such. The Company’s Swap and Second Swap qualify as cash flow hedges for which there is no ineffectiveness. At December 31, 2007 and 2008, a current liability related to the Second Swap in the amount of $1.4 million and $1.0 million, respectively, is included in accrued liabilities to related party. A net gain of $0.3 million and a net loss of $1.8 million recorded in accumulated other comprehensive income in equity at December 31, 2007 and 2008, respectively. No material gain or loss was recognized in the Company’s Statement of Operations in the years ended December 31, 2007 and 2008, as the related interest expense incurred is mainly capitalized as part of the construction of our satellites.

Effective January 8, 2009, we entered into a swap transaction with Morgan Stanley Capital Services Inc., an affiliate of Morgan Stanley & Co. Incorporated. We traded the floating 3-month LIBOR rate on $130.0 million of our senior credit facility to a fixed rate of 2.00% until maturity of the loan on October 20, 2011. The remaining

Notes to Consolidated Financial Statements — (Continued)

$100.0 million of the senior credit facility currently has a fixed rate of 4.9999% until expiration of the swap in April 2009. The senior credit facility contains covenants which require a minimum interest rate hedge of $100.0 million. Thus, the trade of our floating 3-month LIBOR satisfies our obligation through the remainder of the loan.

Senior Subordinated Notes

In February 2008, we issued $40.0 million of senior subordinated notes due April 18, 2012. The net proceeds of $38.5 million are being used to fund construction and launch expenditures associated with WorldView-2. The senior subordinated notes bear interest at 12.5% per annum due semi-annually on July 31 and January 31, commencing July 31, 2008 until January 31, 2009 after which the rate increase to 13.5% per annum. We may elect to pay the interest in kind by issuing additional senior subordinated notes in lieu of cash. On July 31, 2008, we elected to pay interest in kind and issued additional senior subordinated notes. We may elect to repay the senior subordinated notes at any time prior to maturity subject to a premium ranging from 0% to 4%, depending on when the repayment occurs. In addition, there are a number of circumstances, including consummation of an offering, which requires a mandatory repayment of the senior subordinated notes. The agreement pursuant to which the senior subordinated notes were issued includes a significant number of affirmative and negative covenants, including financial covenants which are similar to those contained in the senior credit facility. As of December 31, 2008, we were in compliance with the covenants under the senior subordinated notes.

Effective February 9, 2009, we amended our senior subordinated notes for certain items, most notably to increase the allowable capital expenditures for the WorldView-2 satellite, increase the maintenance capital expenditures limits, as well as change certain satellite insurance limits. In exchange for this increased flexibility, we agreed to modify the excess cash flow sweep, to be payable in six months increments to the extent available beginning with the six month period ending June 30, 2010 and including the six month period ending December 31, 2010 and June 30, 2011. The interest rate on the loan increased to 14.75% for cash interest and 15.75% for paid in kind interest as of the date of the amendment. We paid a 0.5% one-time in-kind fee to amend the agreement, which will be added to the principal value of the notes. The loan matures on April 18, 2012.

Total Long-Term Debt

The following table represents our future debt payments, based on our amended debt, as of December 31, 2008.

Long Term Debt
(in millions)	(excluding interest payments)

2009	$—
2010	30.0
2011	200.0
2012	42.4

Total	$272.4

NOTE 8:	Mandatorily Redeemable Preferred Stock

The Company’s Series C mandatorily redeemable preferred stock (Series C Preferred) was originally convertible into shares of the Company’s common stock at various dates until June 15, 2003. In June 2003, stockholders extended the date through which stockholders had the right to convert from June 15, 2003 until July 31, 2003. Also, in June 2003, holders of approximately 7.6 million shares of Company’s Series C Preferred stock converted their shares, along with accrued and undeclared dividends thereon, into approximately 7.6 million shares of common stock. In July 2003, substantially all of the stockholders of the Company’s remaining preferred stock converted their shares, along with accrued and undeclared dividends thereon, into approximately 102.2 million shares of common stock. In July 2003, a 10,000-to-1 reverse split of the Series C Preferred stock was approved and completed. There are 10 shares of Series C Preferred stock issued and outstanding at December 31, 2007 and

Notes to Consolidated Financial Statements — (Continued)

December 31, 2008. Currently, there are no authorized shares of Series A or Series B preferred stock. There are 50 million shares of Series C Preferred stock authorized and 24 million shares of convertible preferred stock that is undesignated as to series. The Series C Preferred shares mature on March 31, 2009. Accordingly, the liquidation preference is presented as a current liability in the accompanying balance sheet. The rights, preferences and privileges of the Series C Preferred are as follows:

Rank.  The Series C Preferred is senior to the common stock, with respect to dividends, liquidation preference, and redemption.

Dividends.  The holders of Series C Preferred are entitled to cumulative dividends that accrue at an annual rate of 8.5% of the liquidation preference and will be payable, when, as, and if declared by the Company’s board of directors, in cash only. If any dividend is not paid in full in cash on a quarterly payment date, the liquidation preference of the Series C Preferred will be increased by an amount equal to the product of (a) the amount per share not paid divided by the total amount payable per share and (b) one quarter of the dividend rate multiplied by the effective liquidation preference. We are prohibited from paying dividends on any shares of stock having rights junior to the Series C Preferred until all accumulated dividends have been paid on the Series C preferred.

Liquidation Preference.  Upon liquidation, dissolution, or winding up, the holders of the Series C Preferred will be entitled to receive out of the assets available for distribution, an amount equal to $35,000 per share, plus all accrued and unpaid dividends, subject to adjustment.

Conversion.  Series C Preferred stock outstanding is not convertible.

Antidilution.  The conversion price of the Series C Preferred is subject to adjustment under certain circumstances.

Redemption.  We are required to redeem all of the Series C Preferred outstanding on March 31, 2009, at a redemption price equal to 100% of the effective liquidation preference, plus accrued and unpaid dividends to the date of redemption, subject to the legal availability of funds.

Board Representation.  The holders of the Series C Preferred were formerly entitled to designate three members of the Company’s board of directors. However, the holders of the Series C Preferred are not currently entitled to such designation.

Tag-along Rights.  If one stockholder or a group of stockholders proposes to sell any shares of capital stock in one transaction such that, following such sale, shares of capital stock representing more than 35% of the then outstanding shares (on a fully-diluted basis) will have been sold to one holder or a group of related holders, then each holder of Series C Preferred shall have the right to receive notice of such a transaction and shall also have the right to participate in the transaction and sell a proportionate number of such holders’ Series C Preferred in such transaction.

NOTE 9:	Stockholders’ Equity and Comprehensive Income

All of the Company’s outstanding equity is common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held of record at all meetings of the stockholders. Holders of common stock are not entitled to cumulative voting rights with respect to the election of directors. Subject to preferences that are applicable to outstanding shares of Series C Preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available to be paid.

In the event of a liquidation, dissolution, or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of the outstanding Series C Preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock

Notes to Consolidated Financial Statements — (Continued)

into any other securities. There are no redemption provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable.

The common stock of the Company consists of 250,000,000 authorized shares of which 43,468,941 shares were issued and outstanding as of December 31, 2008.

The Company raised $100.0 million by selling 4,444,445 shares of common stock to several stockholders on December 20, 2006. Issuance costs of $2.3 million were incurred in the transaction, including a $2.0 million placement fee to a related party. All issuance costs were capitalized in additional paid in capital.

Treasury Stock

In 2006, the Company repurchased 20,371 shares of outstanding common stock from two stockholders for approximately $0.2 million. In the fourth quarter of 2008 the Company repurchased 1,184 shares of outstanding common stock from four stockholders for the deemed fair value at the repurchase date.

NOTE 10:	Stock Options

The Company has a 1995 Stock Option/Stock Issuance Plan (the 95 Plan) pursuant to which qualified and nonqualified stock options to purchase shares of the Company’s common stock have been granted to employees, officers, directors, and consultants. Under the 95 Plan, incentive stock options were granted with exercise prices not less than the fair value of the stock on the various dates of grant, as determined by the Company’s Board of Directors. Options granted pursuant to the 95 Plan are subject to certain terms and conditions as contained in the 95 Plan itself, have a ten-year term, generally vest ratably over a four-year period, and are immediately exercisable. Upon termination of services to the Company by optionees, any acquired but unvested shares are subject to repurchase by the Company at the original exercise price. During 1999, the board of directors amended the 95 Plan, eliminating future grants. As a result of a recapitalization agreement adopted in 1999, the stock from any exercised options under the 95 Plan automatically converted to the new Series C Preferred at the rates established in said recapitalization agreement.

On February 15, 2000, the board of directors approved the 1999 Equity Incentive Plan (the 99 Plan) pursuant to which qualified and nonqualified stock options to purchase shares of the Company’s common stock may be granted to employees, officers, directors, and consultants. Options granted pursuant to the 99 Plan are subject to certain terms and conditions as contained in the 99 Plan itself, have a ten-year term, generally vest ratably over a four-year period. During 2006, we recorded $0.5 million of expense, related to the amortization of compensation for prior year options granted with intrinsic value. As of December 31, 2007 and 2008, there were 87,431 and 182,526, respectively, options available to be issued under the 1999 Plan. The Company does not intend to grant those options.

On February 15, 2007, the board of directors approved the 2007 Employee Stock Option Plan (the 07 Plan), pursuant to which the following awards may be granted to employees, officers, directors, and consultants: qualified and nonqualified stock options to purchase shares of the Company’s common stock, Stock Appreciation Rights and shares of the stock itself. Options granted pursuant to the 07 Plan are subject to certain terms and conditions as contained in the 07 Plan itself, have a ten-year term and generally vest over a four-year period. The Company amended this plan in 2008 to extend the exercise period of terminated employees from thirty days to three months. The number of shares available for grant at December 31, 2007 and 2008 was 4,237,197 and 3,304,138, respectively.

Each quarter and any time a major event (such as the launch and certification of our WorldView-1 satellite) occurs, we perform a valuation of our common stock to be used in granting stock options.

Notes to Consolidated Financial Statements — (Continued)

A summary of stock option activity for the year ended December 31, 2008 is presented below:

	Options Outstanding
			Weighted Average
			Remaining	Aggregate Intrinsic
		Weighted Average	Contractual Term	Value (in
	Number of Shares	Exercise Price	(in years)	millions)(2)

Balance — December 31, 2007	2,055,045	$15.00	7.74	$25.5
Granted	1,146,720
Exercised(1)	125,327
Forfeited/Expired	318,154

Outstanding — December 31, 2008	2,758,284	$19.10	7.75	$8.6

Exercisable — December 31, 2008	1,580,629	$15.01	6.76	$11.5

(1)	Upon exercise shares are issued from the authorized but unissued shares designated for issuance pursuant to the stock option plans.

(2)	Represents the total pretax intrinsic value for stock options with an exercise price less than the Company’s calculated common stock price as of December 31, 2008, that option holders would have realized had they exercised their options as of that date.

Weighted-average grant-date fair values for option awards granted was $5.65, $7.85, and $9.15 for the years ended December 31, 2006, 2007 and 2008, respectively. The total fair value of options vested for the years ended December 31, 2006, 2007 and 2008 was $0.4 million, $2.3 million and $4.3 million, respectively.

While under APB 25 accounting prior to January 1, 2006, the only expense recognized relates to those options granted with an intrinsic value greater than $0.00 (in the money) in the amount of $0.4 million, $0.0 million and $0.0 million for the years ended December 31, 2006, 2007 and 2008, respectively. Under FAS 123R, the Company recognized stock-based compensation during the years ended December 31, 2006, 2007 and 2008 was $2.7 million, $2.8 million and $4.6 million, respectively, of which $0.5 million, $0.2 million and $0.4 million, was capitalized to assets under construction.

On November 3, 2008, the Company granted a total of 30,000 shares of restricted stock under the 07 Plan to executives as part of the Long Term Incentive Plan (“LTIP”) with a fair value of $22.10 per share. All units granted vest 1/3 each year beginning on March 31, 2009, at which time the vested units are converted into shares of common stock. As of December 31, 2008 no units have vested. A summary of the status of the Company’s nonvested shares as of December 31, 2008, and changes during the year is presented below:

		Weighted Average
Nonvested Restricted Stock	No. of Shares	Grant Date Fair Value

Nonvested at January 1, 2008	—	$—
Granted	30,000	22.10
Forfeited	—	—
Vested	—	—
Nonvested at December 31, 2008	30,000	$22.10

As of December 31, 2008, there was $0.5 million of total unrecognized compensation cost related to the nonvested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted average period of 2.7 years.

Notes to Consolidated Financial Statements — (Continued)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model beginning January 1, 2006, with the following assumptions:

	2006	2007	2008

Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	45.0%	37.0% - 40.6%	37.0% - 50.4%
Risk-free interest rate	4.3% - 4.9%	3.3% - 4.9%	2.1% - 3.3%
Expected life of options (years)	4.0	4.0	4.0
Forfeiture rate	3.0%	3.0%	2.0%

Expected volatility is based on a variety of comparable companies within our industry, looking back four years (if available). The expected life and forfeiture rate are based on the Company’s historical experience. The risk-free rate is based on the average yield of a three and five-year Treasury note.

The total pre-tax intrinsic value or the difference between the exercise price and the market price on the date of exercise, of stock options exercised during the year ended December 31, 2006, 2007 and 2008 was $0.3 million, $1.6 million and $2.2 million, respectively.

As of December 31, 2007 and 2008 there was a total of $5.5 million and $8.6 million, respectively, of unrecognized expense remaining to be recognized over a weighted average period of 2.8 and 2.7 years, respectively. Cash received from the exercise of stock options was approximately $0.1 million, $0.7 million and $1.2 million during the years ended December 31, 2006, 2007 and 2008, respectively.

We account for compensation expense related to stock options granted as performance based awards under the graded vesting method prescribed by FAS 123R. As a result of the application of the graded vesting method we accelerate the expense recognized pursuant to FASB 123R such that the majority of the expense is recognized in the first year of vesting with a diminishing expense over the remainder of the vesting period of the grant. Stock compensation expense for option awards that are not performance-based is recognized ratably over the vesting period.

NOTE 11:	Earnings Per Share

Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding and dilutive potential common shares for the period. The Company includes as potential common shares the weighted average dilutive effects of outstanding stock options using the treasury stock method.

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the number of weighted average shares used to compute basic and diluted EPS (in millions, except per share data):

	Years Ended December 31,
	2006	2007	2008

Basic earnings per share:
Net income	$9.2	$95.8	$53.8

Basic weighted average number of common shares outstanding	38.4	43.3	43.5
Assuming exercise of stock options	0.4	0.7	0.6

Diluted weighted average number of common shares outstanding, as adjusted	38.8	44.0	44.1

Earnings per share:
Basic	$0.24	$2.21	$1.24

Diluted	$0.24	$2.18	$1.22

The number of options that were excluded from EPS, calculated as the effects thereof were antidilutive, were 376,183, 866,236 and 1,783,617 for the years ended December 31, 2006, 2007 and 2008, respectively.

NOTE 12:	Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” or SFAS No. 109 which requires deferred tax assets and liabilities to be recognized for temporary differences between the tax basis and financial reporting basis of assets and liabilities, computed at the expected tax rates for the periods in which the assets or liabilities will be realized, as well as for the expected tax benefit of net operating loss and tax credit carryforwards.

The provisions for income taxes reflected in the statements of operations for the years ended December 31, consisted of (in millions):

	2006	2007	2008

Current:
Federal	$(0.7)	$(0.7)	$(2.0)
State	—	—	(1.5)

Total current	(0.7)	(0.7)	(3.5)

Deferred:
Federal	—	55.3	(32.7)
State	—	3.3	(1.9)

Total deferred	—	58.6	(34.6)

Income tax benefit (expense)	$(0.7)	$57.9	$(38.1)

Because the Company had a full valuation allowance against its deferred tax assets due to uncertainty surrounding the realization of the benefit of such assets, there was no deferred tax provision in 2006. In 2007, based on the level of historical taxable income and projections for future taxable income over the periods that the Company’s deferred tax assets are deductible, the Company determined that it was more likely than not that its deferred tax assets would be utilized prior to expirations and therefore released $59.1 million of valuation allowance. Of that amount, $0.5 million was attributable to recording the tax effect on the loss on financial derivative recorded in the Consolidated Statements of Stockholders’ Equity and Statements of Comprehensive Income for the year. The balance of the reversal of the valuation allowance and other adjustments to the deferred tax

Notes to Consolidated Financial Statements — (Continued)

assets resulted in the recognition of income tax benefits to operations of $57.9 million in 2007. As of December 31, 2008, the Company had no valuation allowance against its deferred tax assets.

The Company’s deferred tax assets and liabilities consisted of the following as of December 31 (in millions):

	2007	2008

Deferred tax assets:
Current
Alternative minimum tax credits	$—	$1.0
Other	—	0.5
Compensation accrual	0.4	0.6
Net operating loss carryforwards	16.6	22.8

Total current deferred tax asset	17.0	24.9

Long-term deferred tax assets (liabilities), net net operating loss carryforwards	36.3	9.3
Research and development tax credits	9.0	9.0
Deferred revenue	106.0	92.9
Accumulated other comprehensive income	0.5	0.9
Other assets	3.4	1.5
Fixed assets	(112.7)	(115.4)
Alternative minimum tax credits	—	1.8
Other liabilities	(0.4)	—

Total long-term deferred tax asset, net	42.1	—
Total deferred tax assets	59.1	24.9
Valuation allowance	—	—

Net deferred tax assets	$59.1	$24.9

At December 31, 2008, the Company had net operating loss (NOL) carryforwards for federal and state income tax purposes of approximately $82.8 million and $51.1 million, respectively. In addition, the Company has research and development tax credits and alternative minimum tax credits of approximately $9.0 million and $2.8 million, respectively, which may be available to offset future federal income tax liabilities. If unused, the carryforwards and credits will begin to expire during the years 2010 to 2025. The Internal Revenue Code places certain limitations on the annual amount of net operating loss carryforwards, which can be utilized if certain changes in the Company’s ownership occur. The Company believes that such changes have occurred and may occur in the future to further limit the utilization of the carryforwards.

The benefit (expense) for income taxes differs from the amount computed by applying the U.S. federal income tax rate of 35% to income or loss before income taxes as follows:

(in millions)	2006	2007	2008

Federal income tax expense	$(3.5)	$(13.3)	$(32.2)
Permanent differences	(0.9)	(0.4)	(1.1)
State income tax expense, net federal impact	(0.2)	(1.4)	(3.4)
Change in valuation allowance	3.9	73.0	(1.4)

	$(0.7)	$57.9	$(38.1)

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109 or FIN No. 48. FIN No. 48 establishes a single model to address accounting for uncertain tax positions. FIN No. 48 clarifies the accounting for income taxes

Notes to Consolidated Financial Statements — (Continued)

by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN No. 48 on January 1, 2007 resulted in a reduction in general business tax credits computed in and carried over from prior years and its associated valuation allowance of $4.5 million. There have been no changes in the Company’s tax contingencies during 2008. The tax years 1996 through 2008 remain open to examination by the United States taxing jurisdictions to which we are subject. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. The Company did not have any accrued interest or penalties recorded at December 31, 2008. The Company does not anticipate a material change to the amount of unrecognized tax positions within the next 12 months.

While management believes the Company has adequately provided for all tax positions, amounts asserted by taxing authorities could materially differ from our accrued positions as a result of uncertain and complex application of tax regulations. Additionally, the recognition and measurement of certain tax benefits includes estimates and judgment by management and inherently includes subjectivity. Accordingly, additional provisions on tax-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

During 2006, the Company wrote off $27.9 million of net federal operating loss carryforwards and related valuation allowances due to restrictions as to our ability to utilize these NOLs under Section 382 of the Internal Revenue Code. In addition, we wrote off $1.9 million of Research Tax Credits and related valuation allowances due to restriction under Section 383 of the Internal Revenue Code.

The Company was subject to the alternative minimum tax (AMT) which is based on current year AMT income (AMTI) less NOL carryforwards which cannot exceed 90% of AMTI. The net result is subject to the 20% AMT rate. The Company incurred current federal AMT of $0.7 million, $0.7 million and $1.4 million, for the fiscal years ended December 31, 2006, 2007 and 2008, respectively.

In connection with the preparation of the second quarter income tax provision and the 2007 income tax return, the Company became aware of certain adjustments that should be made to the release of the valuation allowance that was recorded in the fourth quarter of 2007. The net operating loss carryforward recorded as a deferred tax asset as of December 31, 2007 and related income tax benefit for the year ended December 31, 2007 should have been reduced by $1.4 million, due to tax basis and related tax depreciation differences. Management has assessed the impact of this adjustment and does not believe this amount is material, individually or in the aggregate, to any previously issued financial statements or to our operations for 2008. The Company recorded this non-cash out of period adjustment in the second quarter of 2008 increasing income tax expense and reducing net income for the three-month and six-month periods ended June 30, 2008 by $1.4 million or $0.01 basic and diluted EPS.

NOTE 13:	Benefit Plan

In October 1995, we adopted a 401(k) Savings and Retirement Plan (the 401(k) Plan), a tax-qualified plan covering substantially all of the Company’s employees. Employees may elect to contribute, subject to certain limitations, up to 60% of their annual compensation to the 401(k) plan. The 401(k) Plan provides that we may contribute matching contributions to the 401(k) Plan at the discretion of the Company’s management as approved by the board of directors. We recorded approximately $0.8 million, $1.0 million and $1.2 million of matching contribution expense for the years December 31, 2006, 2007 and 2008, respectively.

NOTE 14:	Related Party Transactions

Ball Corporation

In March 1996, we entered into an engineering services contract with Ball Aerospace & Technologies Corp. (Ball Aerospace), an affiliate of Ball Technologies Holding Corp. (Ball Technologies), a stockholder of the Company. This agreement provides a framework for DigitalGlobe to engage Ball Aerospace for discrete

Notes to Consolidated Financial Statements — (Continued)

engineering services by establishing a set of mutually agreeable legal terms and conditions. This agreement currently remains in effect. Ball Aerospace and Ball Technologies are both subsidiaries of Ball Corporation.

In June 2003, we entered into a teaming agreement with Ball Aerospace for the pursuit of the NextView Program. Under the terms of this agreement, Ball Aerospace supported the NextView Program with a proposal for the space segment portion.

In August 2003, we entered into a contract with Ball Aerospace for the provision of items identified as schedule critical for the WorldView-1 program in conjunction with the NextView Agreement and associated engineering services.

In October 2003, we entered into a letter contract with Ball Aerospace for the development and provision of the WorldView-1 satellite and associated efforts in conjunction with the NextView Agreement. The letter contract was superseded by a final contract executed in April 2004.

On October 2, 2006, we executed two contracts with Ball Aerospace for the development and provision of the WorldView-1 satellite and the integration of its sensor and telescope. The second contract with Ball Aerospace was for the development and provision of the WorldView-2 satellite bus and the integration of the satellite bus to the WorldView-2 sensor and telescope.

Under the various contracts with Ball Aerospace discussed above, we incurred expenses of $15.1 million, $128.1 million, and $32.2 million for the years ended December 31, 2006, 2007 and 2008, respectively, which were capitalized as part of the costs of building our WorldView-1 and 2 satellites. Amounts owed to Ball Aerospace in accounts payable to related party totaled $4.5 million and $0 million at December 31, 2007 and 2008, respectively. Amounts owed to Ball Aerospace in accrued liabilities to related party totaled $4.4 million and $0 million at December 31, 2007 and 2008, respectively.

At December 31, 2007 and 2008, Ball Corporation and its affiliates held 2,791,090 shares of the Company’s common stock. They have the right to designate one representative to serve on the Company’s board of directors. During 2007, Ball Corporation had a designated representative serving on the Board. This representative resigned from the Board in December 2007.

Hitachi, Ltd./Hitachi Software Engineering Co., Ltd.

Hitachi, Ltd. (Hitachi), a stockholder of the Company, currently is a master international distributor of the Company’s products and was the exclusive distributor in most of Asia. Its rights and obligations have been assigned to Hitachi Software Engineering Co., Ltd. (Hitachi Software), an affiliate of Hitachi. Its exclusivity in most of Asia was amended in January 2004 to allow DigitalGlobe access to markets outside of Japan.

On January 28, 2005, we entered into a data distribution agreement with Hitachi Software which appoints Hitachi as a reseller of our products and services and authorized Hitachi to sell access time to our WorldView-2 satellite. Under the data distribution agreement we received a payment of $10.0 million in 2005. We entered into a direct access facility purchase agreement with Hitachi Software on March 23, 2007. Under this agreement, we will construct and sell to Hitachi Software a direct access facility, which will allow a customer of Hitachi Software to directly access and task our WorldView-2 satellite. Under our direct access facility purchase agreement we received $8.2 million of payments during 2007 and $14.7 million during 2008. As of December 31, 2007, and December 31, 2008, the $18.2 million and $24.7 million, respectively, received from Hitachi Software related to the data distribution agreement and the direct access facility purchase agreement is included in deferred revenue from related party. Engineering work associated with the agreement has been subcontracted to MacDonald Dettwiler and Associates Ltd. (MDA), also a stockholder of the Company.

Hitachi earned sales commissions on direct sales by the Company to customers in its region of $1.2 million and $1.4 million for the years ended December 31, 2007 and 2008, respectively. These amounts are accounted for as a reduction of revenue in the consolidated statements of operations. Amounts owed to Hitachi in accrued liabilities to related party totaled $0.1 million and $0.1 million at December 31, 2007 and 2008, respectively.

Notes to Consolidated Financial Statements — (Continued)

Hitachi Software purchased approximately $3.7 million, $5.2 million and $9.5 million of the Company’s products in the years ended December 31, 2006 and 2007, and 2008, respectively. Hitachi had a prepaid balance recorded in deferred revenue from related party totaling $0.3 million at December 31, 2006, and had a balance in accounts receivable from related party of $2.7 million and $0.9 million at December 31, 2007 and 2008, respectively.

At December 31, 2007 and 2008, Hitachi and its affiliates held 3,309,146 shares of the Company’s common stock. They have the right to designate one representative to serve on the Company’s board of directors and, as of December 31, 2007, they had a designated representative serving on the board of directors. This representative resigned from the board of directors in January 2008.

ITT Industries, Inc./Eastman Kodak

We entered into agreements with ITT Industries, Inc. (ITT Industries), a stockholder of the Company, for system engineering and development for certain goods and services.

In February 2004, we entered into a contract with Eastman Kodak Company (Kodak) for the development and provision of various imaging components of the WorldView-1 and 2 satellites and associated efforts in conjunction with the NextView Agreement. On August 13, 2004, Kodak sold its Remote Sensing Systems operation, which includes the operations relating to the contract described, to ITT Industries.

Under the various contracts with ITT Industries, including the Kodak agreement, we incurred expenditures of $14.1 million, $13.5 million and $7.0 million for the years ended December 31, 2006, and 2007, and 2008, respectively, which were capitalized as part of the costs of building our satellites. Amounts owed to ITT Industries in accounts payable to related party totaled $3.7 million at December 31, 2007. There were no accounts payable to related party at December 31, 2008. Amounts owed to ITT Industries in accrued liabilities to related party totaled $3.8 million and $0.1 million at December 31, 2007 and 2008, respectively.

At December 31, 2007 and 2008, ITT held 770,208 shares of the Company’s common stock.

MacDonald Dettwiler and Associates

Since September 1996, we have had a series of agreements with MDA, a stockholder of the Company, for purchase of various goods, software licenses and engineering and related services.

Under various agreements we have incurred expenditures of $4.8 million and $11.8 million for the years ended December 31, 2007 and 2008, respectively. Total costs incurred with MDA related to the construction of the direct access facility for Hitachi of $5.0 million and $13.6 million was recorded as long term deferred contract costs to related parties at December 31, 2007 and 2008, respectively. Remaining expenditures have been capitalized in the cost of the satellites. Amounts owed to MDA in accrued liabilities to related party totaled $2.1 million and $1.0 million at December 31, 2007 and 2008, respectively.

At December 31, 2007 and 2008, MDA and its affiliates held 27,668 shares of the Company’s common stock.

Morgan Stanley

An affiliate of Morgan Stanley & Co. Incorporated, a stockholder of the Company, has acted as our financial advisor. In 2005, an affiliate of Morgan Stanley & Co. Incorporated served as the Agent for the senior credit facility and received a $5.0 million fee paid by the Company. For accounting purposes, the fee was deferred and is being amortized to interest expense over the life of the senior credit facility.

An affiliate of Morgan Stanley & Co. Incorporated acted as Placement Agent for the Company’s sale of $100.0 million of common stock on December 20, 2006. Additionally, an affiliate of Morgan Stanley & Co. Incorporated purchased 280,000 shares of common stock in the transaction. An affiliate of Morgan Stanley & Co. Incorporated earned a fee of $2.0 million for serving as Placement Agent in the transaction. The placement fee was recorded in other accrued liabilities to related party at December 31, 2006. No amount of the placement fees were

Notes to Consolidated Financial Statements — (Continued)

owed to an affiliate of Morgan Stanley & Co. Incorporated in accounts payable and/or accrued liabilities to related party at December 31, 2007 and 2008.

The accrued interest on the Second Swap transaction owed to (by) the Company (to) from an affiliate of Morgan Stanley & Co. Incorporated was $0.1 million and $(0.1) million at December 31, 2007 and 2008. The fair value of the Second Swap transaction at December 31, 2007 and 2008 was $(1.4) million and $(1.0) million, respectively.

At December 31, 2007 and 2008, Morgan Stanley & Co. Incorporated and its affiliates held 15,968,099 shares of the Company’s common stock. Morgan Stanley & Co. Incorporated currently has two designees serving on the Company’s board of directors.

In February 2008, we issued Senior Subordinated Unsecured Notes (Senior Sub Notes) in the amount of $40.0 million before issuance costs to Morgan Stanley & Co. Incorporated and Post Advisory Group, LLC and their related funds and affiliates. In addition, an affiliate of Morgan Stanley & Co. Incorporated earned fees totaling $0.4 million for the placement of these notes. For accounting purposes, the fee was deferred and is being amortized to interest expense over the life of the senior subordinated unsecured notes.

In April 2008, we made an initial filing of our S-1 registration statement (S-1) with the Securities and Exchange Commission (SEC). In that filing, we named Morgan Stanley & Co. Incorporated as a lead-book-runner manager for our proposed Initial Public Offering (IPO).

In July 2008, the Company entered into an agreement with an affiliate of Morgan Stanley & Co. Incorporated to provide management services for the Company’s employee stock option plans.

Telespazio S.p.A./Eurimage S.p.A.

Telespazio S.p.A. (Telespazio), a stockholder of the Company, is a master reseller of our products and services in Europe. Telespazio earned sales commissions on direct sales by the Company to customers in its region of $0.5 million and $0.6 million for the years ended December 31, 2007, and 2008, respectively. Amounts owed to Telespazio in accounts payable to related party totaled $0.2 million and $1.8 million at December 31, 2007 and 2008, respectively.

Telespazio and its reseller and subsidiary, Eurimage S.p.A. (Eurimage), purchased approximately $6.9 million and $5.6 million of the Company’s products in the years ended December 31, 2007 and 2008, respectively. Amounts owed to us by Telespazio/Eurimage in accounts receivable from related party totaled $1.4 million, and $0.3 million at December 31, 2006, 2007 and 2008, respectively.

At December 31, 2007 and 2008, Telespazio and its affiliates held 794,641 shares of the Company’s common stock.

Beach Point Capital Management L.P. (assignee of Post Advisory Group LLC)

In January 2009, Beach Point Capital Management L.P. (“Beach Point Capital”) assumed certain rights and obligations from Post Advisory Group LLC. In connection with that assignment, Beach Point Capital became investment manager of certain funds that hold stock of the Company. In February 2008, we issued Senior Subordinated Unsecured Notes in the amount of $40.0 million before issuance costs to Morgan Stanley & Co. Incorporated and funds and affiliates that are now managed by Beach Point Capital. In addition, Beach Point Capital and their related funds and affiliates, earned fees totaling $0.4 million for the placement of these notes. For accounting purposes, the fee was deferred and is being amortized to interest expense over the life of the senior subordinated unsecured notes.

At December 31, 2007 and 2008, Post Advisory Group, LLC and their related funds and affiliates held 6,472,018 and 6,487,923 shares, respectively, of the Company’s common stock.

Notes to Consolidated Financial Statements — (Continued)

NOTE 15:	Material Relationship

National Geospatial-Intelligence Agency (NGA)

The ClearView Agreement, executed in 2002, with NGA originally provided for minimum annual purchase commitments over four years. There is currently no minimum purchase commitment for year five of the agreement. In January 2007, the ClearView Agreement was merged into the NextView Agreement.

Under the NextView Agreement, we initiated the development of the WorldView system in August 2003 and on November 16, 2007 the WorldView-1 Satellite reached its full operational capability. The NextView agreement provided for the advance payment of $266.0 million prior to the FOC of WorldView-1. These advance payments are accounted for as deferred revenue when funds are received. In November 2007, when the WorldView-1 satellite became certified as operational, the advance payments started to be ratably recognized as revenue over the estimated remaining life of the NGA customer relationship, currently assessed to correspond with the life of the WorldView-1 satellite, or 10.5 years.

The NextView agreement originally provided for minimum data purchase commitments from the WorldView-1 satellite. In January 2008, we amended the NextView agreement to modify the purchase arrangement with NGA from area-based ordering to a Service Level Agreement (SLA).

NOTE 16:	Commitments and Contingencies

The Company is obligated under certain non-cancelable operating leases for office space and equipment. We currently lease approximately 168,766 square feet of office and operations space in Longmont, Colorado. This space includes our principal executive offices. The rent varies in amounts per year through its expiration date in August 2015. Lease expense for the Longmont location has been recorded straight line over the term of the lease. The Company received approximately $8.5 million of certain rent incentives that we have deferred and are amortizing over the life of the lease. We have $5.2 million and $3.8 million of net leasehold improvements at December 31, 2007 and 2008, respectively, that we are amortizing ratably over the life of the leasehold improvements.

Future minimum lease payments under all non-cancelable operating leases (net of aggregate future minimum non-cancelable sublease rentals) as of December 31, 2008 are summarized below:

	Operating	Other
(in millions)	Leases	Commitments

2009	$3.1	$154.3
2010	2.7	2.6
2011	2.8	2.6
2012	2.9	2.6
2013 and thereafter	6.5	5.2

	$18.0	$167.3
Sublease rentals	(1.2)	—

	$16.8	$167.3

In addition to operating lease commitments, other contractual commitments related to the manufacture and delivery of key components for the Company’s WorldView-2 satellite are included in the table above.

Rent expense net of sublease income approximated $1.8 million, $2.6 million and $2.3 million for the years ended December 31, 2006, 2007 and 2008, respectively.

We enter into agreements in the ordinary course of business with resellers and others. Most of these agreements require us to indemnify the other party against third-party claims alleging that one of our products

Notes to Consolidated Financial Statements — (Continued)

infringes or misappropriates a patent, copyright, trademark, trade secret or other intellectual property right. Certain of these agreements require us to indemnify the other party against claims relating to property damage, personal injury or acts or omissions by us, our employees, agents or representatives. In addition, from time to time we have made guarantees regarding the performance of our systems to our customers.

In addition, the majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company evaluates and estimates losses from such indemnification under SFAS No. 5, “Accounting for Contingencies”, as interpreted by FASB Interpretation No. 45. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such indemnification and guarantees in the Company’s financial statements.

In conjunction with the retirement of a former employee during 2007, the Company entered into an arrangement to repurchase up to 40,000 shares of common stock for a total purchase price of up to $0.7 million conditional upon certain events. As of December 31, 2008, the Company has repurchased 20,000 shares for $0.3 million under this arrangement and is no longer required to repurchase any additional shares.

NOTE 17:	Acquisition

In January 2007, the Company acquired GlobeXplorer for a total purchase price of $21.3 million, consisting of $9.4 million in cash consideration, net of cash acquired of $1.4 million, approximately $0.6 million in acquisition costs and 500,000 shares of the Company’s common stock, valued in the aggregate at $11.3 million based on the December 2006 sale of common stock. GlobeXplorer is a producer, integrator and provider of geographic data and earth imagery.

In valuing GlobeXplorer for the acquisition, the Company utilized recognized valuation methodologies. We obtained projected financial results from GlobeXplorer, adjusted those projections based on our knowledge of the market and then valued GlobeXplorer with a discounted cash flow model using those projections, an appropriate weighted cost of capital as a discount factor and an appropriate terminal multiple of earnings before interest, taxes, depreciation and amortization (EBITDA). After our initial valuation, we allocated the purchase price by performing a discounted cash flow valuation of GlobeXplorer’s business, the value of customer relationships, the value of the core technology and the value of certain relationships with prior management.

GlobeXplorer’s accounts and results of operations have been included in the consolidated financial statements of the Company since the acquisition date. The purchase price allocation resulted in $9.0 million of identifiable intangible assets, consisting primarily of trademarks, core technology and customer relationships, and $8.7 million of goodwill, after adjusting the additional acquired net assets to fair value. The $21.3 million purchase price was allocated as follows:

(in millions)

Working capital (net of cash)	$2.0
Aerial image library	3.2
Fixed assets	0.6
Deferred revenue	(2.2)
Intangible assets	9.0
Goodwill	8.7

Total allocation of purchase price	$21.3

Notes to Consolidated Financial Statements — (Continued)

Intangible assets resulting from the acquisition of GlobeXplorer during 2007 consist of the following:

Customer relationships	$4.3
Core technology	3.1
Trademark/trade name	1.1
Non-compete agreement	0.5

Intangible assets	$9.0

The identifiable intangible assets are being amortized on a straight-line basis over their useful lives, ranging from three to five years, except for customer relationships, which are being amortized using the declining balance method over a five year period. Goodwill represents the excess of the purchase price over the value of identifiable net assets and derives primarily from synergies in the operations of the combined business as well as allowing the Company to enter the web-based imagery distribution business sooner than would otherwise have been possible.

The proforma impact of assuming that the acquisition was effective January 1, 2006 was not material to the Company’s 2006 results of operations.

NOTE 18:	Quarterly Results from Operations (unaudited)

	2007					2008
	For the Quarters Ended					For the Quarters Ended
(in millions)	Mar 31	Jun 30	Sep 30	Dec 31		Mar 31	Jun 30		Sep 30	Dec 31

Revenue	$30.6	$30.9	$39.4	$50.8	(1)	$68.8	$67.4		$66.8	$72.2

Income before income taxes	4.1	5.6	13.5	14.7		23.5	21.7		23.8	22.9

Income tax benefit (expense)	(0.1)	—	(0.1)	58.1	(2)	(9.4)	(10.1	)(3)	(9.5)	(9.1)

Net income	$4.0	$5.6	$13.4	$72.8		$14.1	$11.6		$14.3	$13.8

Earnings per share — basic	$0.09	$0.13	$0.31	$1.68		$0.32	$0.27		$0.33	$0.32

Earnings per share — fully diluted	$0.09	$0.13	$0.30	$1.65		$0.32	$0.26		$0.32	$0.31

Weighted average common shares outstanding	43,233,264	43,250,400	43,286,516	43,305,802		43,420,260	43,434,781		43,459,653	43,434,251

Weighted average fully diluted shares outstanding	43,999,292	43,985,713	43,988,369	44,052,828		44,162,965	44,189,262		44,346,877	43,979,426

(1)	During 2007, we released our deferred tax valuation allowance of $59.1 million based on determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.

(2)	During the fourth quarter of 2007, we released our deferred tax valuation allowance of $59.1 million based on a determination that it was more likely than not that we will be able to utilize the deferred tax assets, which primarily consist of net operating losses accumulated in prior years.

(3)	In connection with the preparation of our 2007 federal income tax return, we determined that certain adjustments should have been made prior to the release of the valuation allowance that was recorded in the fourth quarter of 2007 of $59.1 million. We noted that the net operating loss carryforward recorded as a deferred tax asset as of December 31, 2007 and related income tax benefit for the year ended December 31, 2007 should have been reduced by $1.4 million. We determined the adjustment is not material as of or for the years ended December 31, 2007 and 2008. Accordingly, the error was corrected in the second quarter of 2008.

Notes to Consolidated Financial Statements — (Continued)

NOTE 19:	Subsequent Events

On April 28, 2009, we issued $341.8 million accreted value of our senior secured notes which were used to repay our senior subordinated notes and senior credit facility. The senior secured notes mature on May 1, 2014 and are guaranteed by our subsidiaries and secured by nearly all of our assets, including the shares of capital stock of our subsidiaries, the QuickBird and WorldView-1 satellites in operation, and our WorldView-2 satellite, which is under construction. The senior secured notes bear interest at the rate of 10.5% per annum. Interest is payable semi-annually on May 1 and November 1 of each year. The indenture governing the senior secured notes contains a number of restrictions and covenants that, among other things, limit our ability to incur additional indebtedness, make investments, pay dividends or make distributions to our stockholders, grant liens on our assets, sell assets, enter into a new or different line of business, enter into transactions with our affiliates, merge or consolidate with other entities or transfer all or substantially all of our assets, and enter into sale and leaseback transactions.

The Company executed a 1-for-5 reverse common stock split which became effective for stockholders on April 28, 2009. All per share data included in these financial statements have been retroactively adjusted for all periods presented to reflect this reverse common stock split.

NOTE 20:	Valuation and Qualifying Accounts

		Additions
	Balance at	(Reductions)		Balance
	Beginning	Charged to	Write-offs And	at End of
(in millions)	of Period	Operations	Adjustments	Period

Allowance for doubtful accounts
Year Ended:
December 31, 2008	$0.6	$0.4	$(0.1)	$0.9
December 31, 2007	0.4	0.3	(0.1)	0.6
December 31, 2006	0.5	—	(0.1)	0.4
Valuation allowance for deferred tax assets
Year Ended:
December 31, 2008	$—	$—	$—	$—
December 31, 2007	77.5	(73.0)	(4.5)	—
December 31, 2006	93.1	(3.9)	(11.7)	77.5

During 2006, the Company wrote off $27.9 ($9.8 million, net of tax) million of net operating loss carryforwards due to restrictions as to our ability to utilize these credits under Section 382 of the Internal Revenue Tax Code. In addition, we wrote off $1.9 million of Research Tax Credits due to the restriction under Section 383 of the Internal Revenue Tax Code. During 2007, the adoption of FIN No. 48 resulted in a reduction in Research Tax Credits and a corresponding valuation allowance of $4.5 million.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

[ALTERNATE COVER FOR AGENCY PROSPECTUS]

PROSPECTUS (Subject to Completion)
Issued April 29, 2009

14,700,000 Shares

COMMON STOCK

This prospectus may be used by Morgan Stanley & Co. Incorporated in connection with offers and sales in agency transactions. Such sales may be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

We will not receive any of the proceeds of the sale of the common stock pursuant to this prospectus.

Morgan Stanley & Co. Incorporated currently owns 36.7% of our common stock and, upon completion of our initial public offering, will beneficially own 32.0% of our common stock (30.5% if the underwriters’ over-allotment option is exercised in full).

We have applied to list the common stock on the New York Stock Exchange under the symbol “DGI.”

Investing in the common stock involves risks. See “Risk Factors” beginning on page 9.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY

          , 2009

[ALTERNATE SECTIONS FOR AGENCY PROSPECTUS]

You may incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you may pay more for your shares than the amounts paid by existing shareholders for their shares. As a result, you will incur immediate dilution equal to the difference between the price you pay and our net tangible book value per share. As of December 31, 2008, our pro forma net tangible book value per share after giving effect to this offering was $8.87.

USE OF PROCEEDS

This prospectus is to be used by Morgan Stanley & Co. Incorporated in connection with agency transactions involving shares of our common stock. We will not receive any of the proceeds from such transactions.

PLAN OF DISTRIBUTION

This prospectus is to be used by Morgan Stanley & Co. Incorporated in connection with agency transactions involving shares of our common stock to be effected from time to time after the completion of our initial public offering. Morgan Stanley & Co. Incorporated may act as agent for one or both counterparties and may receive compensation in the form of commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. Morgan Stanley & Co. Incorporated currently owns approximately 36.7% of the outstanding shares of our common stock and, upon completion of this offering will beneficially own 32.0% of our common stock (30.5% if the underwriters’ over-allotment option is exercised in full).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Amount
to be Paid

Registration fee	$9,825
FINRA filing fee	25,500
Listing fees	*
Transfer agent’s fees	20,000
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous	*

Total	$ *

*	To be completed by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section of the Registrant’s by-laws provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

During the past three years, the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of Securities Act of 1933, as amended, or the Securities Act. All of the below-referenced securities issued pursuant to the exemption from registration under Section 4(2) of the Securities Act are deemed restricted securities for the purposes of the Securities Act.

On December 20, 2006, the Registrant issued an aggregate of 4,444,445 shares of its common stock to 21 “qualified institutional buyers” (as such term is defined in Rule 144A(a)(1) of the Securities Act) for an aggregate purchase price of approximately $100.0 million in a private placement. This transaction was exempt from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

From 2005 through April 15, 2009, the Registrant granted stock options to officers, directors, employees and consultants under its 1999 Equity Incentive Plan and 2007 Employee Stock Option Plan covering an aggregate of 3,262,216 shares of our common stock, at an average exercise price of $22.76. The stock options described above were made under written compensatory plans or agreements in reliance on the exemption from registration pursuant to Rule 701 under the Securities Act or pursuant to Section 4(2) under the Securities Act.

In January 2007, the Registrant issued 500,000 shares as consideration in the acquisition of GlobeXplorer LLC and AirPhotoUSA LLC in January 2007. This transaction was exempt from registration under Section 4(2) of the Securities Act.

In February 2008, the Registrant issued $40.0 million aggregate principal amount of senior subordinated notes to a limited number of institutional investors. This transaction was exempt from registration under Section 4(2) of the Securities Act.

On April 28, 2009, the Registrant issued $355.0 million principal amount at maturity of senior secured notes to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S.

Item 16.	Exhibits and Financial Statements Schedules

In reviewing the agreements included as exhibits to this Registration Statement, please remember they are intended to provide you with information regarding their terms and are not to provide any other factual or disclosure information about the Registrant or the other parties thereto. Certain of the agreements contain representations and warranties of the parties named therein. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and (i) should not be treated as categorical statements of fact; (ii) may be qualified by disclosures that were made to the other parties in connection with the negotiation of the applicable agreements, which disclosures are not necessarily reflected in the agreement or included as exhibits hereto; (iii) may apply standards of materiality in a way that is different from what may be viewed as material by or to investors in or lenders to the Registrant, and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, representations and warranties, recitals or other disclosures contained in agreements may not describe the actual state of affairs as of the date they were made or at any other time and should not be relied on by any person other than the parties thereto in accordance with their terms.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit
Number		Description

*1	.1	Form of Underwriting Agreement
*3	.1	Form of Amended and Restated Certificate of Incorporation
**3	.2	Form of Amended and Restated By-laws
**4	.1	Form of Common Stock Certificate
*4	.2	Indenture relating to the senior secured notes, by and between DigitalGlobe, Inc. and U.S. Bank, National Association, as trustee, dated as of April 28, 2009

Exhibit
Number		Description

*5	.1	Opinion of DigitalGlobe, Inc.’s general counsel
*5	.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
#**10	.1	Engineering Service Agreement, by and between DigitalGlobe, Inc. and Ball Aerospace & Technologies Corporation, dated March 1, 1996, as amended by Amendments Numbered 1 to 13
#**10	.2	Satellite Purchase Agreement 8862, by and between DigitalGlobe, Inc. and Ball Aerospace & Technologies Corp., dated October 2, 2006, as amended by Amendments Numbered 1 to 4
#**10	.3	Data Reception and Distribution Agreement, by and between DigitalGlobe, Inc. and Hitachi Software Engineering Co., Ltd., dated September 15, 2005, as amended by Amendments Numbered 1 to 4
#**10	.4	Direct Access Facility Purchase Agreement by and between DigitalGlobe, Inc. and Hitachi Software Engineering Co., Ltd., dated March 23, 2007, as amended by Amendment Number 1 dated as of July 10, 2007
#10	.5	NextView Contract #NMAHM 1573-04-C-0001, by and between DigitalGlobe, Inc. and National Geospatial — Intelligence Agency (NGA), dated December 9, 2003, as amended
**10	.6	Office Lease, by and between DigitalGlobe, Inc. and K/B Fund IV, dated March 19, 2004, as amended and assigned to Hub Properties Trust as a successor interest of K/B Fund IV
**10	.7	Stockholders’ Agreement, among DigitalGlobe, Inc. and certain stockholders listed on the signature pages thereto
10.8		Amendment to the Stockholders’ Agreement, dated as of March 24, 2008 among DigitalGlobe, Inc. and certain stockholders
**10	.9	Employment Agreement by and between DigitalGlobe, Inc. and Jill D. Smith, dated as of September 1, 2008
10.10		Intentionally omitted
**10	.11	Employment Agreement by and between DigitalGlobe, Inc. and Yancey L. Spruill, dated as of June 1, 2008
**10	.12	Employment Agreement by and between DigitalGlobe, Inc. and Walter S. Scott, dated as of June 1, 2008
10.13		Intentionally omitted
**10	.14	Employment Agreement by and between DigitalGlobe, Inc. and S. Scott Smith, dated as of June 1, 2008
**10	.15	Offer Letter to J. Alison Alfers, dated as of December 13, 2007
**10	.16	Severance Agreement by and between DigitalGlobe, Inc. and J. Alison Alfers, dated as of June 1, 2008
**10	.17	1995 Stock Option/Stock Issuance Plan
**10	.18	Amended and Restated 1999 Equity Incentive Plan
**10	.19	2007 Employee Stock Option Plan
**10	.20	2008 Success Sharing Plan (Executive & Director Bonus Plan)
*10	.21	Form of Investor Agreement by and between DigitalGlobe, Inc. and Morgan Stanley & Co. Incorporated, dated as of , 2008
**10	.22	Letter Agreement by and between DigitalGlobe, Inc. and Post Advisory Group, dated as of June 25, 2008
10.23		Intentionally omitted
**10	.24	Purchase and Sale Agreement, dated as of January 26, 2004, between DigitalGlobe, Inc., Post Advisory Group and certain funds and accounts managed by Post Advisory Group

Exhibit
Number		Description

**10	.25	Assignment, by and among DigitalGlobe, Inc., Post Advisory Group and Beach Point Capital, dated February 9, 2009, of 2004 Purchase and Sale Agreement and June 2008 Letter Agreement
**21	.1	Subsidiaries of Registrant
23.1		Consent of PricewaterhouseCoopers LLP
*23	.2	Consent of DigitalGlobe, Inc.’s general counsel (included in Exhibit 5.1)
*23	.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2)
**24	.1	Power of Attorney
**24	.2	Power of Attorney
**99	.1	Consent of BCC Research

*	To be filed by amendment.
**	Previously filed.
#	Confidential treatment has been requested with respect to portions of this exhibit.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i. If the registrant is relying on Rule 430B:

A. Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii. If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Longmont, State of Colorado, on April 29, 2009.

DigitalGlobe, Inc.

By:	/s/ Yancey L. Spruill
Name: Yancey L. Spruill
Title: Executive Vice President,
          Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Jill D. Smith	President, Chief Executive Officer and Director (Principal Executive Officer)	April 29, 2009

/s/ Yancey L. Spruill Yancey L. Spruill	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	April 29, 2009

* Paul M. Albert, Jr.	Director	April 29, 2009

* General Howell M. Estes III	Director	April 29, 2009

* Warren C. Jenson	Director	April 29, 2009

* Judith A. McHale	Director	April 29, 2009

* Eddy Zervigon	Director	April 29, 2009

By: /s/ Yancey L. Spruill Yancey L. Spruill *Attorney-in-Fact

Exhibit Index

In reviewing the agreements included as exhibits to this Registration Statement, please remember they are intended to provide you with information regarding their terms and are not to provide any other factual or disclosure information about the Registrant or the other parties thereto. Certain of the agreements contain representations and warranties of the parties named therein. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and (i) should not be treated as categorical statements of fact; (ii) may be qualified by disclosures that were made to the other parties in connection with the negotiation of the applicable agreements, which disclosures are not necessarily reflected in the agreement or included as exhibits hereto; (iii) may apply standards of materiality in a way that is different from what may be viewed as material by or to investors in or lenders to the Registrant; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, representations and warranties, recitals or other disclosures contained in agreements may not describe the actual state of affairs as of the date they were made or at any other time and should not be relied on by any person other than the parties thereto in accordance with their terms.

Exhibit
Number		Description

*1	.1	Form of Underwriting Agreement
*3	.1	Form of Amended and Restated Certificate of Incorporation
**3	.2	Form of Amended and Restated By-laws
**4	.1	Form of Common Stock Certificate
*4	.2	Indenture relating to the senior secured notes, by and between DigitalGlobe, Inc. and U.S. Bank, National Association, as trustee, dated as of April 28, 2009
*5	.1	Opinion of DigitalGlobe, Inc.’s general counsel
*5	.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
#**10	.1	Engineering Service Agreement, by and between DigitalGlobe, Inc. and Ball Aerospace & Technologies Corporation Corp., dated March 1, 1996, as amended by Amendments Numbered 1 to 13
#**10	.2	Satellite Purchase Agreement 8862, by and between DigitalGlobe, Inc. and Ball Aerospace & Technologies Corp., dated October 2, 2006, as amended by Amendments Numbered 1 to 4
#**10	.3	Data Reception and Distribution Agreement, by and between DigitalGlobe, Inc. and Hitachi Software Engineering Co., Ltd., dated September 15, 2005, as amended by Amendments Numbered 1 to 4
#**10	.4	Direct Access Facility Purchase Agreement by and between DigitalGlobe, Inc. and Hitachi Software Engineering Co., Ltd., dated March 23, 2007, as amended by Amendment Number 1, dated as of July 10, 2007
#10	.5	NextView Contract #NMAHM 1573-04-C-0001, by and between DigitalGlobe, Inc. and National Geospatial — Intelligence Agency (NGA), dated December 9, 2003, as amended
**10	.6	Office Lease, by and between DigitalGlobe, Inc. and K/B Fund IV, dated March 19, 2004, as amended and assigned to Hub Properties Trust as a successor interest of K/B Fund IV
**10	.7	Stockholders’ Agreement, among DigitalGlobe, Inc. and certain stockholders listed on the signature pages thereto
10.8		Amendment to the Stockholders’ Agreement, dated as of March 24, 2008 among DigitalGlobe, Inc. and certain stockholders
**10	.9	Employment Agreement by and between DigitalGlobe, Inc. and Jill D. Smith, dated as of September 1, 2008
10.10		Intentionally omitted
**10	.11	Employment Agreement by and between DigitalGlobe, Inc. and Yancey L. Spruill, dated as of June 1, 2008

Exhibit
Number		Description

**10	.12	Employment Agreement by and between DigitalGlobe, Inc. and Walter S. Scott, dated as of June 1, 2008
10.13		Intentionally omitted
**10	.14	Employment Agreement by and between DigitalGlobe, Inc. and S. Scott Smith, dated as of June 1, 2008
**10	.15	Offer Letter to J. Alison Alfers, dated as of December 13, 2007
**10	.16	Severance Agreement by and between DigitalGlobe, Inc. and J. Alison Alfers, dated as of June 1, 2008
**10	.17	1995 Stock Option/Stock Issuance Plan
**10	.18	Amended and Restated 1999 Equity Incentive Plan
**10	.19	2007 Employee Stock Option Plan
**10	.20	2008 Success Sharing Plan (Executive & Director Bonus Plan)
*10	.21	Form of Investor Agreement by and between DigitalGlobe, Inc. and Morgan Stanley & Co., Inc., dated as of , 2008
**10	.22	Letter Agreement by and between DigitalGlobe, Inc. and Post Advisory Group, dated as of June 25, 2008
10.23		Intentionally omitted
**10	.24	Purchase and Sale Agreement, dated as of January 26, 2004, between DigitalGlobe, Inc., Post Advisory Group and certain funds and accounts managed by Post Advisory Group
**10	.25	Assignment, by and among DigitalGlobe, Inc., Post Advisory Group and Beach Point Capital, dated February 9, 2009, of 2004 Purchase and Sale Agreement and June 2008 Letter Agreement.
**21	.1	Subsidiaries of Registrant
23.1		Consent of PricewaterhouseCoopers LLP
*23	.2	Consent of DigitalGlobe, Inc.’s general counsel (included in Exhibit 5.1)
*23	.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2)
**24	.1	Power of Attorney
**24	.2	Power of Attorney
**99	.1	Consent of BCC Research

*	To be filed by amendment.
**	Previously filed.
#	Confidential treatment has been requested with respect to portions of this exhibit.